     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 16, 1999

                                            REGISTRATION NOS. 333-70801/811-8862
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-4
                             ---------------------


            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


               Pre-Effective Amendment No. 2                                [X]


               Post Effective Amendment No.                                 [ ]
                                     and/or
                  REGISTRATION STATEMENT UNDER THE INVESTMENT
                              COMPANY ACT OF 1940


               Amendment No. 14                                             [X]


                             ---------------------

                            A.G. SEPARATE ACCOUNT A
                           (EXACT NAME OF REGISTRANT)

                   AMERICAN GENERAL ANNUITY INSURANCE COMPANY
                              (NAME OF DEPOSITOR)

                    2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
        (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES) (ZIP CODE)

                                 (713) 526-5251
              (DEPOSITOR'S TELEPHONE NUMBER, INCLUDING AREA CODE)

                             ---------------------

                             PAULETTA P. COHN, ESQ.
                   AMERICAN GENERAL ANNUITY INSURANCE COMPANY
                    2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
                    (NAME AND ADDRESS OF AGENT FOR SERVICE)

                             ---------------------

                TITLE OF SECURITIES BEING REGISTERED: Individual
                           Variable Annuity Contracts


                  SEQUENTIAL NUMBER SYSTEM: PAGE   OF   PAGES
                   EXHIBIT INDEX ON SEQUENTIAL PAGE NUMBER



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AT THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                   AMERICAN GENERAL ANNUITY INSURANCE COMPANY
                            A.G. SEPARATE ACCOUNT A
                      THE ONE(R) MULTI-MANAGER ANNUITY(SM)

                                    FORM N-4
                                     UNDER
                         THE SECURITIES ACT OF 1933 AND
                       THE INVESTMENT COMPANY ACT OF 1940

                             ---------------------

                             CROSS REFERENCE SHEET

                           (PURSUANT TO RULE 481(a))

ITEM NO.                                                                  PROSPECTUS CAPTION
--------                                                                  ------------------
PART A
   1.  Cover Page........................................  Cover Page
   2.  Definitions.......................................  About the Prospectus
   3.  Synopsis..........................................  Summary
   4.  Condensed Financial Information...................  Selected Purchase Unit Data
   5.  General Description of Registrant, Depositor and
       Portfolio Companies...............................  Summary, General Information, Variable Account
                                                           Options
   6.  Deductions and Expenses...........................  Fees and Charges, Surrender of Account Value
   7.  General Description of Variable Annuity...........  Transfers Between Investment Options Purchase
                                                           Contracts Period, Payout Period, Surrender of
                                                           Account Value, Other Contract Features
   8.  Annuity Period....................................  Payout Period
   9.  Death Benefit.....................................  Death Benefit
  10.  Purchase and Contract Value.......................  Fees and Charges, Purchase Period
  11.  Redemptions.......................................  Surrender of Account Value
  12.  Taxes.............................................  Federal Tax Matters
  13.  Legal Proceedings.................................  Not Applicable
  14.  Table of Contents of the Statement of Additional
       Information.......................................  Contents of Statement Additional Information

                                                                       STATEMENT OF ADDITIONAL
ITEM NO.                                                                 INFORMATION CAPTION
--------                                                               -----------------------
PART B
  15.  Cover Page........................................  Cover Page
  16.  Table of Contents.................................  Table of Contents
  17.  General Information and History...................  General Information
  18.  Services..........................................  Experts; Distribution of Variable Annuity
                                                           Contracts
  19.  Purchase of Securities Being Offered..............  Calculation of Surrender Charge; Purchase Unit
                                                           Value;
  20.  Underwriters......................................  Distribution of Variable Annuity Contracts
  21.  Calculation of Performance Data...................  Performance Calculations
  22.  Annuity Payments..................................  Payout Payments
  23.  Financial Statements..............................  Financial Statements

PART C

Information required to be set forth in Part C is set forth under the appropriate item, so numbered, in Part C of the Registration Statement.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
UNITS OF INTEREST UNDER FLEXIBLE PREMIUM INDIVIDUAL FIXED AND
VARIABLE DEFERRED ANNUITY CONTRACTS
THE ONE(R) MULTI-MANAGER ANNUITY(SM)
A.G. SEPARATE ACCOUNT A
[FORMERLY AGA SEPARATE ACCOUNT A]

                                                                  August 2, 1999


PROSPECTUS

Under the Flexible Premium Individual Fixed and Variable Deferred Annuity Contracts (the "Contracts") described in this Prospectus, you may accumulate Contract Value on a fixed or variable basis and receive annuity payments on a fixed or variable basis. We designed the Contracts for use by individuals on a Qualified or Non-Qualified basis.

The Contract permits you to invest in and receive retirement benefits in up to 3 Fixed Account Options and/or an array of up to 17 Variable Account Options described in this prospectus.

--------------------------------------------------------------------------------

American General Annuity Insurance Company (the "Company") is a member of the Insurance Marketplace Standards Association (IMSA). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. The Company's membership in IMSA applies to the Company only and not to its products or affiliates.

This Prospectus provides you with information you should know before investing in the Contract. This prospectus is accompanied by the current prospectuses for the mutual fund options described in this prospectus. Please read and retain each of these prospectuses for future reference.


A Statement of Additional Information, dated August 2, 1999, has been filed with the Securities and Exchange Commission ("SEC") and is available along with other related materials at the SEC's internet web site (http://www.sec.gov). This Statement of Additional Information contains additional information about the Contract and is part of this prospectus. For a free copy, complete and return the form contained in the back of this prospectus or call 1-877-888-9859.



THE CONTRACTS ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY BANK ONE CORPORATION OR ANY OF ITS AFFILIATES OR CORRESPONDENTS, AND ARE NOT FEDERALLY INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. INVESTMENT IN THE CONTRACTS IS SUBJECT TO RISK THAT MAY CAUSE THE VALUE OF THE OWNER'S INVESTMENT TO FLUCTUATE, AND WHEN THE CONTRACTS ARE SURRENDERED, THE VALUE MAY BE HIGHER OR LOWER THAN THE PURCHASE PAYMENTS.


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               TABLE OF CONTENTS


                                                     PAGE
                                                     ----
ABOUT THE PROSPECTUS...............................     1
FEE TABLE..........................................     2

SUMMARY............................................     4
    Fixed and Variable Options.....................     4
    Guaranteed Death Benefit.......................     6
    Transfers......................................     6
    Fees and Charges...............................     6
    Payout Options.................................     6
    Federal Tax Information........................     6
    Purchase Requirements..........................     6

SELECTED PURCHASE UNIT DATA........................     7

GENERAL INFORMATION................................     8
    About the Contract.............................     8
    About the Company..............................     8
    About A.G. Separate Account A..................     8
    Units of Interest..............................     9
    Distribution of the Contracts..................     9

VARIABLE ACCOUNT OPTIONS...........................    10
    Summary of Funds...............................    10

PURCHASE PERIOD....................................    20
    Purchase Payments..............................    20
    Right to Return................................    20
    Purchase Units.................................    20
    Calculation of Purchase Unit Value.............    20
    Choosing Investment Options....................    21
         Fixed Account Options.....................    21
         Variable Account Options..................    21
    Stopping Purchase Payments.....................    21

TRANSFERS BETWEEN INVESTMENT OPTIONS...............    22
    During the Purchase Period.....................    22
    During the Payout Period.......................    22
    Communicating Transfer or Reallocation
      Instructions.................................    22
    Effective Date of Transfer.....................    23
    Reservation of Rights..........................    23
    Dollar Cost Averaging Program..................    23
    Portfolio Rebalancing Program..................

FEES AND CHARGES...................................    24
    Surrender Charge...............................    24
         Amount of Surrender Charge................    24
         10% Free Withdrawal.......................    24
         Exceptions to Surrender Charge............    24
    Premium Tax Charge.............................    24
    Separate Account Charges.......................    24
    Fund Annual Expense Charges....................    25
    Other Tax Charges..............................    25

PAYOUT PERIOD......................................    26
    Fixed Payout...................................    26
    Variable Payout................................    26
    Combination Fixed and Variable Payout..........    26
    Payout Date....................................    26
    Payout Options.................................    26
    Payout Information.............................    27



                                                     PAGE
                                                     ----

SURRENDER OF ACCOUNT VALUE.........................    28
    When Surrenders are Allowed....................    28
    Amount That May Be Surrendered.................    28
    Partial Surrender..............................    28
    Systematic Withdrawal Program..................    28
    Distributions Required By Federal Tax Law......    28
    Exchange Privilege.............................

DEATH BENEFITS.....................................    29
    Beneficiary Information........................    29
    Special Information for Individual Non-Tax
      Qualified Contracts..........................    29
    Joint Owner Spousal Election Information.......    29
    During the Payout Period.......................    29

HOW TO REVIEW INVESTMENT PERFORMANCE OF SEPARATE
  ACCOUNT DIVISIONS................................    30
    Types of Investment Performance Information
      Advertised...................................    30
      Total Return Performance Information.........    30
      Standard Average Annual Total Return.........    30
      Nonstandard Average Annual Total Return......    30
      Cumulative Total Return......................    30
      Annual Change in Purchase Unit Value.........    31
      Cumulative Change in Purchase Unit Value.....    31
      Total Return Based on Different Investment
         Amounts...................................    31
      An Assumed Account Value of $15,000..........    31
    Yield Performance Information..................    31

AGSPC MONEY MARKET DIVISION........................    31

DIVISIONS OTHER THAN THE AGSPC MONEY MARKET
  DIVISION.........................................    31

PERFORMANCE INFORMATION............................    31
    Average Annual Total Return, Cumulative Return
      and Annual and Cumulative Change in Purchase
      Unit Value Tables............................    31

OTHER CONTRACT FEATURES............................    35
    Change of Beneficiary..........................    35
    Cancellation -- The 10 Day "Free Look".........    35
    We Reserve Certain Rights......................    35

VOTING RIGHTS......................................    36
    Who May Give Voting Instructions...............    36
    Determination of Fund Shares Attributable to
      Your Account.................................    36
    During Purchase Period.........................    36
    During Payout Period or after a Death Benefit
      Has Been Paid................................    36
    How Fund Shares Are Voted......................    36

FEDERAL TAX MATTERS................................    37
    Type of Plans..................................    37
    Tax Consequences in General....................    37
    Effect of Tax-Deferred Accumulations...........    38
    The Power of Tax-Deferred Growth...............    38

YEAR 2000..........................................    39
    Year 2000 Risks................................    39

ABOUT THE PROSPECTUS
--------------------------------------------------------------------------------

Unless otherwise specified in this prospectus, the words we, our, Company, AGAIC and American General Annuity mean American General Annuity Insurance Company. The words you and your, unless otherwise specified in this prospectus, mean the contract owner, annuitant or beneficiary.

We will use a number of other specific terms in this prospectus. We will, when that term is used in this prospectus, provide you with a definition of that term. The terms used in this prospectus for which we will provide you a definition are:


DEFINED TERMS                    PAGE NO.
-------------                    --------
Account Value..................       22
A.G. Separate Account A........       36
Annuitant......................    26,29
Annuity Service Center.........       22
Assumed Investment Rate........       26
Beneficiary....................       29
Contract Anniversary...........  6,22,29
Contract Owner.................       36
Contract Year..................       24
Divisions......................       30
Fixed Account Options..........       29
Mutual Fund or Fund............        8
Payout Period..................       22
Payout Unit....................       26
Purchase Payments..............    20,30
Purchase Period................       22
Purchase Unit..................       20
Variable Account Options.......    10,29


This prospectus is being given to you to help you make decisions for selecting various investment options and benefits to plan and save for your retirement. It is intended to provide you with information about the Company, the Contract, and saving for your retirement.

The purpose of Variable Account Options and Variable Payout Options is to provide you investment returns which are greater than the effects of inflation. We cannot, however, guarantee that this purpose will be achieved.

This prospectus describes a contract in which units of interest in the A.G. Separate Account A are offered. The Contract will allow you to accumulate retirement dollars in Fixed Account Options and/or Variable Account Options. This prospectus describes only the variable aspects of the Contract except where the Fixed Account Options are specifically mentioned.

For specific information about the Variable Account Options, you should refer to the mutual fund prospectuses you have been given with this document. You should keep these prospectuses to help answer any questions you may have in the future.

Following this introduction is a summary of the major features and options of the Contract. It is intended to provide you with a brief overview of those sections discussed in more detail in this prospectus.

FEE TABLE
--------------------------------------------------------------------------------

CONTRACT OWNER EXPENSES(1)(2)

  Maximum Surrender Charge..................................   7.00%

(as a percentage of the Purchase Payment withdrawn and based on the length of time from when each Purchase Payment was received)

SEPARATE ACCOUNT ANNUAL EXPENSES
(as a percentage of Average Account Value):

  Mortality and Expense Risk Fee............................   1.00%
  Administration Fee........................................    .15%
                                                              -----
         Total Separate Account Fee.........................   1.15%

---------------
(1) Premium taxes are not shown here, but may be charged by some states. See:
    "Premium Tax Charge" in this prospectus.

(2) Currently, no transfer fee is imposed on transfers. The Company reserves the right to impose such a fee in the future which will not exceed $25 for each transfer. See the "Transfers Between Investment Options" section of this prospectus.

FUND ANNUAL EXPENSES
(as a percentage of net assets):


                                                                                                     TOTAL
                                                                                                     ANNUAL
                                                                                                   PORTFOLIO
                                                                                                    EXPENSES
                                                              MANAGEMENT                             (AFTER
                                                              FEES (AFTER   12b-1       OTHER         FEE
                            FUND                              FEE WAIVER)    FEES    EXPENSES(2)    WAIVER)
                            ----                              -----------   ------   -----------   ---------
AGSPC Money Market Fund                                          0.50%         --       0.04%         0.54%
AIM V.I. International Equity Fund(4)                            0.75          --       0.16          0.91
AIM V.I. Value Fund(4)                                           0.61          --       0.05          0.66
Franklin Small Cap Investments Fund -- Class 2(4)(5)(6)          0.15        0.25%      0.85          1.25
One Group(R) Investment Trust Balanced Portfolio(3)              0.70          --       0.30          1.00
One Group(R) Investment Trust Bond Portfolio(3)(7)               0.47          --       0.28          0.75
One Group(R) Investment Trust Diversified Equity
  Portfolio(3)(7)                                                0.70          --       0.25          0.95
One Group(R) Investment Trust Diversified Mid Cap
  Portfolio(3)(7)                                                0.73          --       0.22          0.95
One Group(R) Investment Trust Equity Index Portfolio(3)          0.00          --       0.55          0.55
One Group(R) Investment Trust Government Bond Portfolio(3)       0.42          --       0.33          0.75
One Group(R) Investment Trust Large Cap Growth Portfolio(3)      0.65          --       0.28          0.93
One Group(R) Investment Trust Mid Cap Growth Portfolio(3)        0.65          --       0.32          0.97
One Group(R) Investment Trust Mid Cap Value Portfolio(3)(7)      0.71          --       0.24          0.95
Oppenheimer High Income Fund/VA(3)(4)                            0.74          --       0.04          0.78
Templeton Development Markets Fund -- Class 2(4)(5)              1.25        0.25       0.41          1.91
Van Kampen Emerging Growth Portfolio(3)(4)                       0.32          --       0.53          0.85
Van Kampen Enterprise Portfolio(3)(4)                            0.46          --       0.14          0.60


------------

 (1) Premium taxes are not shown here, but may be charged by some states. See:
     "Premium Tax Charge" in this prospectus.

 (2) OTHER EXPENSES may include custody, accounting, reports to shareholders, audit, legal, administrative or other miscellaneous expenses. See each Fund's prospectus and statement of additional information which may contain more detailed information on these fees.


 (3) In the absence of management fee waiver, management fees, other expenses and total annual portfolio operating expenses, respectively, would be: One Group Investment Trust Balanced Portfolio, 0.70%, 0.30% and 1.00%; One Group Investment Trust Bond Portfolio, 0.60%, 0.28% and 0.88%; One Group Investment Trust Diversified Equity Portfolio, 0.74%, 0.25% and 0.99%; One Group Investment Trust Diversified Mid Cap Portfolio, 0.74%, 0.22% and 0.96%; One Group Investment Trust Equity Index Portfolio, 0.30%, 0.83% and 1.13%; One Group Investment Trust Government Bond Portfolio, 0.45%, 0.33% and 0.78%; One Group Investment Trust Large Cap Growth Portfolio, 0.65%, 0.28% and 0.93%; One Group Investment Trust Mid Cap Growth Portfolio, 0.65%, 0.32% and 0.97%; One Group Investment Trust Mid Cap Value Portfolio, 0.74%, 0.24% and 0.98%; Van Kampen Emerging Growth Portfolio, 0.70%, 0.53% and 1.23%; and Van Kampen Enterprise Portfolio, 0.50%, 0.14% and 0.64%.


 (4) The Company has entered into certain arrangements under which it is compensated by the Fund's advisers or administrators for administrative services the Company provides to the Funds.

 (5) The Fund's Class 2 distribution plan or "Rule 12b-1 Plan" is described in the Fund's prospectus.


 (6) Figures reflect expenses from the Fund's inception on May 1, 1998, which have been annualized for the Management Fees and estimated for Other Expenses. The manager agrees in advance to limit management fees and certain payments to reduce the Fund's expenses as necessary so that Total Annual Portfolio Expenses did not exceed 1.25% of the Fund's Class 2 net assets. The manager is contractually obligated to continue this arrangement through 1999. Absent fee waivers, Management Fees, Other Expenses and Total Annual Portfolio Expenses would be 0.75%, 1.00% and 2.00%, respectively.



 (7) Figures reflect expenses which have been restated to reflect estimates of current fees.

EXAMPLE #1 -- If you do not surrender the Contract at the end of the period shown or you receive Payout Payments under a Payout Option(1):
--------------------------------------------------------------------------------

Total Expenses. You would pay the following expenses on a $1,000 investment under the Contract without a surrender charge imposed, invested in a single Separate Account Division as listed below, assuming a 5% annual return on assets:


                                                             1 YEAR   3 YEARS
                                                             ------   -------
AGSPC Money Market Fund Division 26                           $17       $53
AIM V.I. International Equity Fund Division 21                 21        65
AIM V.I. Value Fund Division 20                                18        57
Franklin Small Cap Investments Fund -- Class 2 Division 23     23        70
One Group Investment Trust Balanced Portfolio Division 9       22        67
One Group Investment Trust Bond Portfolio Division 8           19        60
One Group Investment Trust Diversified Equity Portfolio
  Division 1                                                   21        66
One Group Investment Trust Diversified Mid Cap Portfolio
  Division 621                                                 21        66
One Group Investment Trust Equity Index Portfolio Division 2   17        54
One Group Investment Trust Government Bond Portfolio
  Division 7                                                   19        60
One Group Investment Trust Large Cap Growth Portfolio
  Division 3                                                   21        65
One Group Investment Trust Mid Cap Growth Portfolio
  Division 5                                                   22        66
One Group Investment Trust Mid Cap Value Portfolio
  Division 4                                                   21        66
Oppenheimer High Income Fund/VA Division 25                    20        61
Templeton Developing Markets Fund -- Class 2 Division 24       31        95
Van Kampen Emerging Growth Portfolio Division 22               20        63
Van Kampen Enterprise Portfolio Division 27                    18        55


EXAMPLE #2 -- If you surrender the Contract at the end of the period shown:
--------------------------------------------------------------------------------

Total Expenses. You would pay the following expenses on a $1,000 investment under the Contract invested in a single Separate Account Division as listed below, assuming a 5% annual return on assets:


                                                             1 YEAR   3 YEARS
                                                             ------   -------
AGSPC Money Market Fund Division 26                           $82      $103
AIM V.I. International Equity Fund Division 21                 86       114
AIM V.I. Value Fund Division 20                                83       106
Franklin Small Cap Investments Fund -- Class 2 Division 23     87       119
One Group Investment Trust Balanced Portfolio Division 9       87       116
One Group Investment Trust Bond Portfolio Division 8           84       109
One Group Investment Trust Diversified Equity Portfolio
  Division 1                                                   86       115
One Group Investment Trust Diversified Mid Cap Portfolio
  Division 6                                                   86       115
One Group Investment Trust Equity Index Portfolio Division 2   82       103
One Group Investment Trust Government Bond Portfolio
  Division 7                                                   84       109
One Group Investment Trust Large Cap Growth Portfolio
  Division 3                                                   86       114
One Group Investment Trust Mid Cap Growth Portfolio
  Division 5                                                   86       115
One Group Investment Trust Mid Cap Value Portfolio
  Division 486                                                 86       115
Oppenheimer High Income Fund/VA Division 25                    85       110
Templeton Developing Markets Fund -- Class 2 Division 24       95       142
Van Kampen Emerging Growth Portfolio Division 22               85       112
Van Kampen Enterprise Portfolio Division 27                    83       105


Note: These examples should not be considered representations of past or future expenses for A.G. Separate Account A or for any Fund. Actual expenses may be greater or less than those shown above. Similarly, the 5% annual rate of return assumed in the examples is not an estimate or guarantee of future investment performance. The purpose of the Fee Table above is to help Contract Owners understand the various expenses of A.G. Separate Account A and the Funds which are, in effect, passed on to the Contract Owners.

This Fee Table shows all charges and expenses which may be deducted from the assets of A.G. Separate Account A and from the Funds in which A.G. Separate Account A invests. For a further description of these charges and expenses, see "Fees and Charges" in this prospectus and the descriptions of fees and charges in each of the Fund's prospectuses and statements of additional information. Any and all limitations on total charges and expenses are reflected in this Fee Table.

(1) Payout Payments under a Payout Option may not commence prior to the end of the fourth Contract Year.

SUMMARY
--------------------------------------------------------------------------------

The Contract is a combination fixed and variable annuity that offers you a wide choice of investment options and flexibility. A summary of the Contract's major features is presented below. For a more detailed discussion of the Contract, please read the entire prospectus carefully.

FIXED AND VARIABLE OPTIONS

The Contract offers a choice from among 17 Variable Account Options. The Contract also offers three Fixed Account Options, two of which, the DCA One Year Guarantee Period Option and the DCA Six Month Guarantee Period Option, are available only for dollar cost averaging. See the "Dollar Cost Averaging Program" section of this prospectus.

--------------------------------------------------------------------------------

             FIXED ACCOUNT
             OPTIONS
---------------------------------------------------------------------------------------------------------------------------
FIXED        One Year Guarantee      Guaranteed current interest income          --                         --
OPTIONS      Period ("One Year
             Fixed Account")
             --------------------------------------------------------------------------------------------------------------
             DCA One Year Guarantee  Guaranteed current interest income          --                         --
             Period ("DCA One Year
             Fixed Account")
             --------------------------------------------------------------------------------------------------------------
             DCA Six Month           Guaranteed current interest income          --                         --
             Guarantee Period ("DCA
             Six Month Fixed
             Account")
---------------------------------------------------------------------------------------------------------------------------
             VARIABLE ACCOUNT        INVESTMENT STRATEGY                         ADVISER                    SUB-ADVISER
             OPTIONS
---------------------------------------------------------------------------------------------------------------------------
EQUITY       AIM V.I. International  Long-term growth of capital through         A I M Advisors, Inc.       --
FUNDS        Equity Fund**           investments in international equity
                                     securities
             --------------------------------------------------------------------------------------------------------------
             AIM V.I. Value Fund**   Long-term growth of capital by investing    A I M Advisors, Inc.       --
                                     primarily in equity securities
             --------------------------------------------------------------------------------------------------------------
             Franklin Small Cap      Long-term capital growth. It seeks to       Franklin Advisers,         --
             Investments Fund --     achieve this objective by investing         Inc.
             Class 2*****            primarily in U.S. equity securities of
                                     small capitalization growth companies
             --------------------------------------------------------------------------------------------------------------
             One Group Investment    Total return while preserving capital by    Banc One Investment        --
             Trust Balanced          investing in a combination of stocks,       Advisors Corporation
             Portfolio****           fixed income securities and money market
                                     instruments
             --------------------------------------------------------------------------------------------------------------
             One Group Investment    Long term capital growth and growth of      Banc One Investment        --
             Trust Diversified       income with a secondary objective of        Advisors Corporation
             Equity Portfolio****    providing a moderate level of current
                                     income. The Portfolio invests mainly in
                                     common stocks of overlooked or undervalued
                                     companies that have the potential for
                                     earnings growth over time.
             --------------------------------------------------------------------------------------------------------------
             One Group Investment    Long term capital growth by investing       Banc One Investment        --
             Trust Diversified Mid   primarily in equity securities of           Advisors Corporation
             Cap Portfolio****       companies with intermediate
                                     capitalizations
             --------------------------------------------------------------------------------------------------------------
             One Group Investment    Investment results that correspond to the   Banc One Investment        --
             Trust Equity Index      aggregate price and dividend performance    Advisors Corporation
             Portfolio****           in the Standard & Poor's 500 Composite
                                     Stock Price Index through investment in
                                     equity securities
             --------------------------------------------------------------------------------------------------------------
             One Group Investment    Growth of capital and secondarily, current  Banc One Investment        --
             Trust Mid Cap Growth    income by investing primarily in equity     Advisors Corporation
             Portfolio****           securities
             --------------------------------------------------------------------------------------------------------------
             One Group Investment    Long term capital appreciation and growth   Banc One Investment        --
             Trust Large Cap Growth  of income by investing primarily in equity  Advisors Corporation
             Portfolio****           securities
             --------------------------------------------------------------------------------------------------------------
             One Group Investment    Capital appreciation with the secondary     Banc One Investment        --
             Trust Mid Cap Value     goal of achieving current income by         Advisors Corporation
             Portfolio****           investing primarily in equity securities
             --------------------------------------------------------------------------------------------------------------
             Templeton Developing    Long-term capital appreciation. It seeks    Templeton Asset            --
             Markets Fund -- Class   to achieve this objective by investing      Management, Ltd.
             2*****                  primarily in emerging market equity
                                     securities
             --------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
               VARIABLE ACCOUNT        INVESTMENT STRATEGY                         ADVISER                 SUB-ADVISER
               OPTIONS
-------------------------------------------------------------------------------------------------------------------------
               Van Kampen Emerging     Capital appreciation by investing in        Van Kampen Asset        --
               Growth                  equity securities of small and medium       Management Inc.
               Portfolio*******        sized companies in the early stages of
                                       their life cycles
               ----------------------------------------------------------------------------------------------------------
               Van Kampen Enterprise   Capital appreciation through investments    Van Kampen Asset        --
               Portfolio*******        in common stocks believed to have above     Management Inc.
                                       average potential for capital appreciation
-------------------------------------------------------------------------------------------------------------------------
INCOME FUNDS   One Group Investment    Total return by investing primarily in a    Banc One Investment     --
               Trust Bond              diversified portfolio of intermediate and   Advisors Corporation
               Portfolio****           long term debt securities
               ----------------------------------------------------------------------------------------------------------
               One Group Investment    High current income with liquidity and      Banc One Investment     --
               Trust Government Bond   safety of principal. The Portfolio mainly   Advisors Corporation
               Portfolio****           invests in Government Bonds
               ----------------------------------------------------------------------------------------------------------
               Oppenheimer High        Income from investments in high yield       Oppenheimer Funds,      --
               Income Fund/VA***       fixed income securities                     Inc.
-------------------------------------------------------------------------------------------------------------------------
MONEY MARKET   AGSPC Money Market      Income through investments in short-term    VALIC                   --
FUND           Fund*                   money market securities
-------------------------------------------------------------------------------------------------------------------------
     * A series of American General Series Portfolio Company ("AGSPC").
    ** A series of AIM Variable Insurance Funds, Inc.
   *** A series of Oppenheimer Variable Account Funds.
  **** A series of One Group Investment Trust.
 ***** A series of Templeton Variable Products Series Fund.
******* A series of Van Kampen Life Investment Trust.

--------------------------------------------------------------------------------

A detailed description of the investment objective of each Fund can be found in the section of this prospectus entitled "Variable Account Options," and also in the current prospectus for each Fund mentioned.

GUARANTEED DEATH BENEFIT

The Contract offers a death benefit equal to the greater of:

- Net Purchase Payments (Purchase Payments less any partial surrenders);

- Account Value as of the end of the Valuation Period immediately following receipt of proof of death and the election of the death benefit payment; or

- The greatest Account Value on any prior Seventh Contract Anniversary plus net Purchase Payments made after such Contract Anniversary, less any partial surrenders.

TRANSFERS

You may transfer money in your account among the Contract's investment options during the Purchase Period free of charge. We reserve the right, however, to impose a fee of $25 for each transfer which will be deducted from the amount transferred. During the Purchase Period you may transfer your Account Values among the Variable Account Options and between the Variable Account Options and the One Year Fixed Account Option once each day. However, if you make a transfer from the One Year Fixed Account Option into one or more Variable Account Options you will be required to wait six months before you will be allowed to make a transfer from one or more Variable Account Options back into the One Year Fixed Account Option.

Once you begin receiving payments from your account (called the Payout Period), you may still transfer funds among the Variable Account Options and from the Variable Account Options to the One Year Fixed Account Option.

Transfers can be made by calling the Company's toll-free transfer service at 1-877-888-9859. For more information on account transfers, see the "Transfers Between Investment Options" section in this prospectus.

FEES AND CHARGES

SURRENDER CHARGE

Under some circumstances a surrender charge is made to your account. These situations are discussed in detail in the section of this prospectus entitled "Fees and Charges -- Surrender Charge." When this happens the surrender charge is computed as a percent of the total Purchase Payments withdrawn based on the length of time from when each Purchase Payment was received up to a maximum of 7.0% of Purchase Payments.

Withdrawals are always subject to federal tax restrictions, which generally include a tax penalty on withdrawals made prior to age 59 1/2.

PREMIUM TAX CHARGE

Premium taxes ranging from zero to 3.5% are currently imposed by certain states and municipalities on Purchase Payments made under the Contract.

SEPARATE ACCOUNT CHARGES

If you choose a Variable Account Option you will incur a mortality and expense risk fee and an administration fee computed at an aggregate annualized rate of 1.00% and 0.15%, respectively, on the average daily net asset value of A.G. Separate Account A.

FUND ANNUAL EXPENSE CHARGES

A daily charge based on a percentage of each Fund's average daily net asset value is payable by each Fund to its investment adviser. In addition to the management fees, each Fund incurs other operating expenses which may vary.

PAYOUT OPTIONS

When you withdraw your money, you can select from several payout options: a lifetime annuity (which guarantees payment for as long as you live), periodic withdrawals and systematic withdrawals. More information on payout options can be found in the "Payout Period" section of this prospectus.

FEDERAL TAX INFORMATION

Although deferred annuity contracts such as the Contract can be purchased with after-tax dollars, they are also used to fund individual retirement accounts ("IRAs") which may receive favorable tax treatment under federal law.

PURCHASE REQUIREMENTS

The minimum initial Purchase Payment for Non-Qualified Contracts and for Qualified Contracts is $15,000. The minimum subsequent Purchase Payment is $1,000 for Non-Qualified Contracts and $250 for Qualified Contracts. The minimum Purchase Payment requirements may be waived with prior approval by the Company. The minimum amount per a preauthorized debit Purchase Payment under the Automatic Check Option is $100. More information about the Automatic Check Option can be found in the "Purchase Period" section of this prospectus.

More information on FEES
may be found in the
prospectus under the
headings "FEES AND
CHARGES" AND "FEE TABLE."

For a more detailed
discussion of these income
tax provisions, see the
"FEDERAL TAX MATTERS"
section of the prospectus and
of the Statement of Additional
Information.

CONTRACT ANNIVERSARY --the
date that the contract
is issued and each
yearly anniversary
of that date thereafter.

Selected Purchase Unit Data
--------------------------------------------------------------------------------
The Contract is a new variable annuity product; therefore, there is no Selected Purchase Unit Data available at this time.

GENERAL INFORMATION
--------------------------------------------------------------------------------

ABOUT THE CONTRACT

The Contract was developed to help you save money for your retirement. It offers you a combination of fixed and variable options that you can invest in to help you reach your retirement savings goals. Your contributions to the Contract can come from different sources, like payroll deductions or money transfers. Your retirement savings process with the Contract will involve two stages: the Purchase Period; and the Payout Period. The first is when you make contributions into the Contract called "Purchase Payments." The second, is when you receive your retirement payouts. For more information, see "Purchase Period" and "Payout Period" in this prospectus.

You may choose, depending upon your retirement savings goals and your personal risk tolerances, to invest in the Fixed Account Options and/or the Variable Account Options described in this prospectus. When you decide to retire, or otherwise withdraw your money, you can select from a wide array of payout options including both fixed and variable payments. In addition, this prospectus will describe for you all fees and charges that may apply to your participation in the Contract.

ABOUT THE COMPANY

We are a life insurance company organized on July 5, 1944 and located in the State of Texas. Our main business is issuing and offering fixed and variable retirement annuity contracts, like the Contract. Our principal offices are located at 2929 Allen Parkway, Houston, Texas 77019. Our Annuity Service Center for the Contracts is located at 2727-A Allen Parkway, Houston, Texas 77019. The Company primarily distributes its annuity contracts through financial institutions, general agents, and specialty brokers.

The Company is a wholly owned subsidiary of Western National Corporation. Effective February 25, 1998, Western National Corporation became a wholly-owned subsidiary of AGC Life Insurance Company, a subsidiary of American General Corporation. On this date the Company changed its name from Western National Life Insurance Company to American General Annuity Insurance Company. Members of the American General Corporation group of companies operate in each of the 50 states, the District of Columbia, and Canada and collectively provide financial services with activities heavily weighted toward insurance.

The Company is a member of the Insurance Marketplace Standards Association
(IMSA). IMSA is a voluntary membership organization created by the life insurance industry to promote ethical market conduct for individual life insurance and annuity products. The Company's membership in IMSA applies to the Company only and not its products or affiliates.

ABOUT A.G. SEPARATE ACCOUNT A

When you direct money to the Contract's Variable Account Options, you will be sending that money through A.G. Separate Account A. You do not invest directly in the Mutual Funds made available in the Contract. A.G. Separate Account A invests in the Mutual Funds on behalf of your account. A.G. Separate Account A
is made up of what we call "Divisions."        Divisions are available and
represent the Variable Account Options in the Contract. Each of these Divisions invests in a different Mutual Fund made available through the Contract. For example, Division Five represents and invests in the One Group Investment Trust Mid Cap Growth Portfolio. The earnings (or losses) of each Division are credited to (or charged against) the assets of that Division, and do not affect the performance of the other Divisions of A.G. Separate Account A.

The Company established A.G. Separate Account A on November 9, 1994 under Texas insurance law. Prior to May 1, 1999, A.G. Separate Account A was known as AGA Separate Account A. Prior to May 1, 1998, AGA Separate Account A was known as WNL Separate Account A. A.G. Separate Account A is registered with the SEC as a unit investment trust under the Investment Company Act of 1940 (1940 Act). Units of interest in A.G. Separate Account A are registered as securities under the Securities Act of 1933 (1933 Act).

A.G. Separate Account A is administered and accounted for as part of the Company's business operations. However, the income, capital gains or capital losses, whether or not realized, of each Division of A.G. Separate Account A are credited to or charged against the assets held in that Division without regard to the income, capital gains or capital losses of any other Division or arising out of any other business the Company may conduct. In accordance with the terms of

All inquiries regarding
THE CONTRACT
may be directed to the
Annuity Service Center
at the address shown.

MUTUAL FUND OR FUND --
the investment portfolio(s)
of a registered open-end
management investment
company, which serves as
the underlying investment
vehicle for each Division
represented in A.G.
Separate Account A.

For more information about
THE COMPANY, see the Statement
of Additional Information.

--------------------------------------------------------------------------------

   the Contract, A.G. Separate Account A may not be charged with the liabilities of any other Company operation. The Texas Insurance Code requires that the assets of A.G. Separate Account A attributable to the Contract be held exclusively for the benefit of the contract owner, annuitants, and beneficiaries of the Contract. When we discuss performance information in this prospectus, we mean the performance of an A.G. Separate Account A Division.

   UNITS OF INTERESTS

   Your investment in a Division of A.G. Separate Account A is represented by units of interest issued by A.G. Separate Account A. On a daily basis, the units of interest issued by A.G. Separate Account A are revalued to reflect that day's performance of the underlying mutual fund minus any applicable fees and charges to A.G. Separate Account A.

   DISTRIBUTION OF THE CONTRACTS


   American General Distributors, Inc. ("Distributor"), an affiliate of the Company, acts as the distributor for A.G. Separate Account A. Distributor was formerly known as A.G. Distributors, Inc.


   The Company will pay the registered representatives who sell the Contracts a commission. Currently, the commission paid by the Company will not be greater than 7% of Purchase Payments. The commissions paid by the Company are for certain promotional and distribution expenses associated with the marketing of the Contracts.


For more information

about DISTRIBUTOR,
see the Statement of
Additional Information.


DISTRIBUTOR'S address

is 2929 Allen Parkway,
Houston, Texas 77019.

VARIABLE ACCOUNT OPTIONS
--------------------------------------------------------------------------------

Each individual Division represents and invests, through A.G. Separate Account A, in specific Mutual Funds. These Mutual Funds serve as the investment vehicles for the Contract and include:


- AIM Variable Insurance Funds, Inc. -- offers 2 funds for which A I M Advisors, Inc. serves as investment adviser.



- American General Series Portfolio Company ("AGSPC") -- offers 1 fund for which The Variable Annuity Life Insurance Company ("VALIC") serves as investment adviser.


- One Group Investment Trust -- offers 9 funds, for which Banc One Investment Advisors Corporation serves as investment adviser.

- Oppenheimer Variable Account Funds -- offers 1 fund for which Oppenheimer Funds, Inc. serves as investment adviser.

- Templeton Variable Products Series Fund -- offers 2 funds for which Franklin Advisers, Inc. and Templeton Asset Management Ltd. serve as investment advisers.


- Van Kampen Life Investment Trust -- offers 2 funds for which Van Kampen Asset Management Inc. serves as investment adviser.


Each of these Funds is registered as a diversified open-end, management investment company and is regulated under the 1940 Act. For more information about each of these Funds, including charges and expenses, you should refer to the prospectus and statement of additional information for that Fund. Additional copies are available from the Company's Annuity Service Center at the address shown in the back of this prospectus.

SUMMARY OF FUNDS


A brief summary of the investment objectives of each Mutual Fund is shown below. In addition to the investment objectives, the Account Value of an assumed $15,000 investment in each of the Divisions is shown in both table and graph form. The Standard Average Annual Total Return for the Divisions for a 1, 5 and 10 year period will be shown when it becomes available. If Standard Average Annual Total Return for a Division is not available for a stated period, we may show the Standard Average Annual Total Return since inception. We will show the Standard Average Annual Total Return for Divisions 1-9 and 20-27, which recently commenced operations, when it becomes available. The performance information in the tables and graphs will reflect a deduction for separate account fees (mortality and expense risk fees plus administrative charge) and underlying fund charges. They will not reflect any deduction for surrender charges and premium taxes. These charges would further reduce your return. The Account Values shown in the graphs reflect Separate Account performance based on the performance of the underlying Fund for the last 10 fiscal years or, since inception of the underlying Fund if for less than 10 years. The returns shown in the tables for Divisions 1-9 and 20-27 reflect actual historical performance of each Fund based on investment in a hypothetical contract from the date of the Fund's inception. Hypothetical performance is based on the actual performance of the underlying Fund reduced by Separate Account fees that would have been incurred during the hypothetical period. Investment return and principal value will fluctuate with market conditions, and for foreign investments, currencies and the economic and political climates of the countries where investments are made. Past performance cannot predict or guarantee future results.



The Standard Average Annual Total Return figures show the average percentage change in the value of an investment in a Division from Division inception through the end of the period shown. The results shown are after all charges and fees have been applied against the Division. This will include surrender charges that would have been deducted if you surrendered the Contract at the end of the specified period. Premium taxes are not deducted. This information is calculated for each Division based on how an initial investment of $1,000 performed at the end of the specified periods shown.


For more information about how these returns were calculated including a statement of the charges reflected and tables showing historical performance information see "How to Review Investment Performance of Separate Account Divisions" in this prospectus.

VARIABLE ACCOUNT
OPTIONS -- investment
options that correspond
to Separate Account
Divisions offered by
the Contract.
Investment returns on
Variable Account
Options may be positive
or negative depending on
the investment
performance of the
underlying Mutual Fund.

AGSPC MONEY MARKET FUND


(Division 26)*


---------------------------------------------------------------


INVESTMENT OBJECTIVE



Seeks liquidity, protection of capital and current income through investments in short-term money market instruments.



Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
          on April 1, 1989             $ Value
------------------------------------   -------
              04/01/89                 $15,000
              03/31/90                  16,105
              03/31/91                  17,112
              03/31/92                  17,745
              03/31/93                  18,065
              03/31/94                  18,345
              03/31/95                  18,952
              03/31/96                  19,747
              03/31/97                  20,494
              03/31/98                  21,321
              03/31/99                  22,124



                    VALUE AT MONTHLY INTERVALS OF A $15,000


          INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON APRIL 1, 1989

                                    [CHART]


                             PERIOD ENDED MARCH 31

AIM V.I. INTERNATIONAL
EQUITY FUND
(Division 21)*

---------------------------------------------------------------

INVESTMENT OBJECTIVE

Seeks to provide long-term growth of capital by investing in a diversified portfolio of international equity securities whose issuers are considered to have strong earnings momentum.


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
           on May 5, 1993              $ Value
------------------------------------   -------
              05/05/93                 $15,000
              03/31/94                  17,163
              03/31/95                  17,228
              03/31/96                  21,223
              03/31/97                  23,678
              03/31/98                  28,020
              03/31/99                  27,585


                    VALUE AT MONTHLY INTERVALS OF A $15,000

           INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON MAY 5, 1993

                                    [CHART]


                             PERIOD ENDED MARCH 31





 * The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.

AIM V.I. VALUE FUND
(Division 20)*

---------------------------------------------------------------

INVESTMENT OBJECTIVE

Seeks to achieve long-term growth of capital by investing primarily in equity securities judged by the fund's investment advisor to be undervalued relative to the investment advisor's appraisal of the current or projected earnings of the companies issuing the securities, or relative to current market values of assets owned by the companies issuing the securities or relative to the equity market generally. Income is a secondary objective.


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
           on May 5, 1993              $ Value
------------------------------------   -------
              05/05/93                 $15,000
              03/31/94                  17,523
              03/31/95                  19,268
              03/31/96                  23,781
              03/31/97                  26,551
              03/31/98                  36,867
              03/31/99                  46,796


                    VALUE AT MONTHLY INTERVALS OF A $15,000

           INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON MAY 5, 1993

                                    [CHART]


                             PERIOD ENDED MARCH 31

FRANKLIN SMALL CAP INVESTMENTS FUND -- CLASS 2

(Division 23)**


---------------------------------------------------------------

INVESTMENT OBJECTIVE

Seeks long-term capital growth. The Fund seeks to achieve this objective by investing primarily in equity securities of smaller capitalization growth companies.


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
           on May 1, 1998              $ Value
------------------------------------   -------
              05/01/98                 $15,000
              03/31/99                  13,898


                    VALUE AT MONTHLY INTERVALS OF A $15,000

           INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON MAY 1, 1998

                                    [CHART]


                             PERIOD ENDED MARCH 31





 * The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.



** The Division commenced operations on August 2, 1999. Accordingly, the
   Standard Average Annual Total Return for the Division will be shown when it becomes available. Because Class 2 shares were not offered until July 30, 1998, performance shown for periods prior to that date represents the historical results of Class 1 shares. Performance of Class 2 shares for periods after July 30, 1998 reflect Class 2's higher annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.

ONE GROUP INVESTMENT TRUST BALANCED PORTFOLIO

(Division 9)*


---------------------------------------------------------------

INVESTMENT OBJECTIVE

Seeks to provide total return while preserving capital.


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
         on August 1, 1994             $ Value
------------------------------------   -------
              08/01/94                 $15,000
              03/31/95                  15,452
              03/31/96                  17,909
              03/31/97                  19,549
              03/31/98                  25,437
              03/31/99                  28,308


                    VALUE AT MONTHLY INTERVALS OF A $15,000

          INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON AUGUST 1, 1994

                                    [CHART]


                             PERIOD ENDED MARCH 31

ONE GROUP INVESTMENT TRUST BOND PORTFOLIO
(Division 8)*

---------------------------------------------------------------

INVESTMENT OBJECTIVE

Seeks to maximize total return by investing primarily in diversified portfolio of intermediate and long-term debt securities.


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
           on May 1, 1997              $ Value
------------------------------------   -------
             05/01/1997                $15,000
             03/31/1998                 16,227
             03/31/1999                 17,007


                    VALUE AT MONTHLY INTERVALS OF A $15,000

           INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON MAY 1, 1997

                                    [CHART]


                             PERIOD ENDED MARCH 31



 * The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.

ONE GROUP INVESTMENT TRUST DIVERSIFIED EQUITY PORTFOLIO
(Division 1)*

---------------------------------------------------------------

INVESTMENT OBJECTIVE

Seeks long term capital growth and growth of income with a secondary objective of providing a moderate level of current income.


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
         on March 30, 1995             $ Value
------------------------------------   -------
              03/30/95                 $15,000
              03/31/95                  14,925
              03/31/96                  18,342
              03/31/97                  20,825
              03/31/98                  28,122
              03/31/99                  28,380


                    VALUE AT MONTHLY INTERVALS OF A $15,000

          INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON MARCH 30, 1995

                                    [CHART]


                             PERIOD ENDED MARCH 31

ONE GROUP INVESTMENT TRUST DIVERSIFIED MID CAP PORTFOLIO
(Division 6)*

---------------------------------------------------------------

INVESTMENT OBJECTIVE

Seeks long term capital growth by investing primarily in equity securities of companies with intermediate capitalizations.


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
         on March 30, 1995             $ Value
------------------------------------   -------
              03/30/95                 $15,000
              03/31/95                  14,910
              03/31/96                  17,580
              03/31/97                  19,771
              03/31/98                  28,376
              03/31/99                  25,320


                    VALUE AT MONTHLY INTERVALS OF A $15,000

          INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON MARCH 30, 1995

                                    [CHART]


                             PERIOD ENDED MARCH 31



* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.

ONE GROUP INVESTMENT TRUST EQUITY INDEX PORTFOLIO
(Division 2)*

---------------------------------------------------------------

INVESTMENT OBJECTIVE

Seeks investment results that correspond to the aggregate price and dividend performance of securities in the Standard & Poor's 500 Composite Stock Price Index ("S&P 500 Index").**


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
           on May 1, 1998              $ Value
------------------------------------   -------
              05/01/98                 $15,000
              03/31/99                  17,291


                    VALUE AT MONTHLY INTERVALS OF A $15,000

           INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON MAY 1, 1998

                                    [CHART]

                             PERIOD ENDED MARCH 31
ONE GROUP INVESTMENT TRUST GOVERNMENT BOND PORTFOLIO
(Division 7)*

---------------------------------------------------------------

INVESTMENT OBJECTIVE

Seeks a high level of current income with liquidity and safety of principal.


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
         on August 1, 1994             $ Value
------------------------------------   -------
              08/01/94                 $15,000
              03/31/95                  15,483
              03/31/96                  16,669
              03/31/97                  17,124
              03/31/98                  19,009
              03/31/99                  19,781


                    VALUE AT MONTHLY INTERVALS OF A $15,000

          INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON AUGUST 1, 1994

                                    [CHART]


                             PERIOD ENDED MARCH 31



 * The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.



** "S&P 500" is a registered service mark of Standard & Poor's Corporation, which does not sponsor and is in no way affiliated with One Group Investment Trust, A.G. Separate Account A or the Company.

ONE GROUP INVESTMENT TRUST LARGE CAP GROWTH PORTFOLIO
(Division 3)*

---------------------------------------------------------------

INVESTMENT OBJECTIVE

Seeks long-term capital appreciation and growth of income by investing primarily in equity securities.


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
         on August 1, 1994             $ Value
------------------------------------   -------
              08/01/94                 $15,000
              03/31/95                  16,028
              03/31/96                  19,078
              03/31/97                  21,720
              03/31/98                  31,759
              03/31/99                  42,013


                    VALUE AT MONTHLY INTERVALS OF A $15,000

          INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON AUGUST 1, 1994

                                    [CHART]


                             PERIOD ENDED MARCH 31

ONE GROUP INVESTMENT TRUST MID CAP GROWTH PORTFOLIO
(Division 5)*

---------------------------------------------------------------

INVESTMENT OBJECTIVE

Seeks growth of capital and secondarily, current income by investing primarily in equity securities.


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
         on August 1, 1994             $ Value
------------------------------------   -------
              08/01/94                 $15,000
              03/31/95                  15,288
              03/31/96                  18,987
              03/31/97                  19,701
              03/31/98                  29,712
              03/31/99                  34,005


                    VALUE AT MONTHLY INTERVALS OF A $15,000

          INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON AUGUST 1, 1994

                                    [CHART]


                             PERIOD ENDED MARCH 31



* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.

ONE GROUP INVESTMENT TRUST MID CAP VALUE PORTFOLIO
(Division 4)*

---------------------------------------------------------------

INVESTMENT OBJECTIVE
Seeks capital appreciation with the secondary goal of achieving current income by investing primarily in equity securities.


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
           on May 1, 1997              $ Value
------------------------------------   -------
              05/01/97                 $15,000
              03/31/98                  18,814
              03/31/99                  15,231


                    VALUE AT MONTHLY INTERVALS OF A $15,000

           INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON MAY 1, 1997

                                    [CHART]


                             PERIOD ENDED MARCH 31

OPPENHEIMER HIGH INCOME FUND/VA
(Division 25)*

---------------------------------------------------------------

INVESTMENT OBJECTIVE

Seeks to provide a high level of current income from investment in high yield fixed-income securities.


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
          on April 1, 1989             $ Value
------------------------------------   -------
              04/01/89                 $15,000
              03/31/90                  15,266
              03/31/91                  17,919
              03/31/92                  22,547
              03/31/93                  26,907
              03/31/94                  29,987
              03/31/95                  30,539
              03/31/96                  36,092
              03/31/97                  39,829
              03/31/98                  45,746
              03/31/99                  45,170


                    VALUE AT MONTHLY INTERVALS OF A $15,000

          INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON APRIL 1, 1989

                                    [CHART]


                             PERIOD ENDED MARCH 31





 * The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.

TEMPLETON DEVELOPING
MARKETS FUND -- CLASS 2
(Division 24)*

---------------------------------------------------------------

INVESTMENT OBJECTIVE

Seeks long term capital appreciation. The Fund seeks to achieve this objective by investing primarily in emerging market equity securities.


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
          on March 4, 1996             $ Value
------------------------------------   -------
              03/04/96                 $15,000
              03/31/96                  15,015
              03/31/97                  15,018
              03/31/98                  10,428
              03/31/99                   8,217


                    VALUE AT MONTHLY INTERVALS OF A $15,000

          INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON MARCH 4, 1996

                                    [CHART]


                             PERIOD ENDED MARCH 31

VAN KAMPEN EMERGING GROWTH PORTFOLIO
(Division 22)**

---------------------------------------------------------------

INVESTMENT OBJECTIVE


Seeks to provide capital appreciation by investing in equity securities of small and medium sized companies in the early stages of their life cycles.



Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
          on July 3, 1995              $ Value
------------------------------------   -------
              07/03/95                 $15,000
              03/31/96                  18,654
              03/31/97                  18,455
              03/31/98                  27,684
              03/31/99                  37,155


                    VALUE AT MONTHLY INTERVALS OF A $15,000

           INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON JULY 3, 1995

                                    [CHART]


                             PERIOD ENDED MARCH 31



 * The Division commenced operations of August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available. Because Class 2 shares of the Fund were not offered until May 1, 1997, performance shown for periods prior to that date represents the historical results of Class 1 shares. Performance of Class 2 shares for periods after May 1, 1997 reflect Class 2's higher annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%. Past expense reductions by the manager increased returns.



** The Division commenced operations on August 2, 1999. Accordingly, the
   Standard Average Annual Total Return for the Division will be shown when it becomes available.

VAN KAMPEN ENTERPRISE
PORTFOLIO
(Division 27)*

---------------------------------------------------------------

INVESTMENT OBJECTIVE

Seeks capital appreciation growth through investments in common stocks believed to have above average potential for capital appreciation.


Annual Value of a $15,000 Investment
  in a Hypothetical Contract made
          on April 1, 1989             $ Value
------------------------------------   -------
              04/01/89                 $15,000
              03/31/90                  17,382
              03/31/91                  18,849
              03/31/92                  21,747
              03/31/93                  24,632
              03/31/94                  24,810
              03/31/95                  27,058
              03/31/96                  35,828
              03/31/97                  40,990
              03/31/98                  60,902
              03/31/99                  67,745


                    VALUE AT MONTHLY INTERVALS OF A $15,000

          INVESTMENT IN A HYPOTHETICAL CONTRACT MADE ON APRIL 1, 1989

                                    [CHART]


                             PERIOD ENDED MARCH 31



* The Division commenced operations of August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.

PURCHASE PERIOD
--------------------------------------------------------------------------------

The Purchase Period begins when your first Purchase Payment is made and continues until you begin your Payout Period. The Purchase Period can also end when the Contract is surrendered before the Payout Period.

PURCHASE PAYMENTS
You may establish an account only through a registered representative. Initial Purchase Payments must be received by the Company either with, or after, a completed application is received.

Minimum initial and subsequent Purchase Payments are as follows:

                                   Initial    Subsequent
                                   Purchase    Purchase
          Contract Type            Payment     Payment
---------------------------------  --------   ----------
Non-Qualified Contract(1)          $15,000      $1,000
Qualified Contract(1)              $15,000      $  250

---------------

(1) These amounts may be lowered with prior Company approval.

Subject to the maximum and minimum Purchase Payment requirements, you may make subsequent Purchase Payments and may increase or decrease or change the frequency of such payments. The maximum total Purchase Payments we will accept without our prior approval is $1,000,000.


You may select the Automatic Check Option. The Automatic Check Option allows you to preauthorize debits against a bank account that you indicate. The minimum amount per a preauthorized debit Purchase Payment under the Automatic Check Option is $100.


When an initial Purchase Payment is accompanied by an application, within 2 business days we will:

- Accept the Application -- and issue a contract.

- Reject the Application -- and return the Purchase Payment; or

- Request Additional Information -- to correct or complete the application. We will return the Purchase Payments within 5 business days if the requested information is not provided, unless you otherwise so specify.

In certain states, where we are required by state law to refund an amount equal to Purchase Payments, we invest your initial Purchase Payment and any additional Purchase Payments in the Money Market Division from the date your investment performance begins until the first business day 10 days later (may vary by state). Then we will automatically allocate your investment among the investment options you have chosen. See "Right to Return," below.

RIGHT TO RETURN

If for any reason you are not satisfied with your Contract, you may return it to the Company and receive a refund of your Purchase Payments adjusted to reflect investment experience. (In certain states, we will return Purchase Payments as required by state law.) To exercise your right to return your Contract, you must mail it directly to the Annuity Service Center or return it to the registered representative through whom you purchased the Contract within 10 days after you receive it (may vary by state). The address for the Annuity Service Center is located in the back of this prospectus.

PURCHASE UNITS

A Purchase Unit is a unit of interest owned by you in your Variable Account Option. Purchase Units apply only to the Variable Account Options selected for your account. Purchase Unit values are calculated at the close of regular trading of the New York Stock Exchange (the "Exchange"), currently 4:00 p.m. New York time (see Calculation of Purchase Unit Value below for more information.) Purchase Units will be credited the same business day if Purchase Payments are received at our Annuity Service Center before the close of the Exchange. If not, they will be calculated and credited the next business day. Purchase Unit values will vary depending on the net investment results of each of the Variable Account Options. This means the value of your Variable Account Option will fluctuate.

CALCULATION OF PURCHASE UNIT VALUE
The Purchase Unit value for a Division is calculated as shown below:

Step 1: Calculate the gross investment rate:

  Gross Investment Rate
= (EQUALS)
  The Division's investment income and capital gains and losses (whether realized or unrealized) on that day from the assets attributable to the Division.
/ (DIVIDED BY)
  The value of the Division for the immediately preceding day on which the values are calculated.

PURCHASE PAYMENTS -- an
amount of money you pay to
the Company to receive the
benefits of an annuity
offered by the Contract.

PURCHASE UNIT -- a
measuring unit used to
calculate your Account
Value during the
Purchase Period. The value
of a Purchase Unit will vary
with the investment experience
of the Separate Account
Division you have selected.

For more information as to
how PURCHASE UNIT VALUES
are calculated, see the
Statement of Additional
Information.

--------------------------------------------------------------------------------

We calculate the gross investment rate as of 4:00 p.m. New York time on each business day when the Exchange is open.

Step 2: Calculate net investment rate for any day as follows:

  Net Investment Rate
= (EQUALS)
  Gross Investment Rate (calculated in Step 1)
- (MINUS)
  Separate Account charges and any income tax charges.

Step 3: Determine Purchase Unit Value for that day.

  Purchase Unit Value for that day.
= (EQUALS)
  Purchase Unit Value for immediate preceding day.
X (MULTIPLIED BY)
  Net Investment Rate (as calculated in Step 2) plus 1.00.

CHOOSING INVESTMENT OPTIONS

There are 20 investment options offered under the Contract. This includes 3 Fixed Account Options and 17 Variable Account Options. The Funds that underlie the Variable Account Options are registered as investment companies under and are subject to regulation of the 1940 Act. The Fixed Account Options are not subject to regulation under the 1940 Act and are not required to be registered under the 1933 Act. As a result, the SEC has not reviewed data in this prospectus that relates to the Fixed Account Options. However, federal securities law does require such data to be accurate and complete.

FIXED ACCOUNT OPTIONS

Each of the Fixed Account Options are part of the Company's general assets. You may allocate all or a portion of your Purchase Payment to the Fixed Account Options listed in "Summary" appearing in this prospectus. The DCA One Year Fixed Account Option and the DCA Six Month Fixed Account Option are used exclusively in connection with the Dollar Cost Averaging Program. See the "Dollar Cost Averaging Program" section of this prospectus. Purchase Payments you allocate to these Fixed Account Options are guaranteed to earn at least a minimum rate of interest. Interest is paid on each of the Fixed Account Options at declared rates, which may be different for each option. We bear the entire investment risk for the Fixed Account Option. All Purchase Payments and interest earned on such amounts in your Fixed Account Option will be paid regardless of the investment results experienced by the Company's general assets.

Here is how you may calculate the value of your Fixed Account Option during the Purchase Period:

  Value of Your Fixed Account Options
= (EQUALS)
  All Purchase Payments made to the Fixed Account Options
+ (PLUS)
  Amounts transferred from Variable Account Options to the Fixed
  Account Options
+ (PLUS)
  All interest earned
- (MINUS)
  Amounts transferred or withdrawn from Fixed Account Options
  (including applicable fees and charges)

VARIABLE ACCOUNT OPTIONS

You may allocate all or a portion of your Purchase Payments to the Variable Account Options listed in this prospectus. A complete discussion of each of the Variable Account Options may be found in the "Variable Account Options" section in this prospectus and in each Funds' prospectus. Based upon a Variable Account Option's Purchase Unit Value your account will be credited with the applicable number of Purchase Units. The Purchase Unit Value of each Variable Account Option will change daily depending upon the investment performance of the underlying fund (which may be positive or negative) and the deduction of A.G. Separate Account A charges. See the "Fees and Charges" section in this prospectus. Because Purchase Unit Values change daily, the number of Purchase Units your account will be credited with for subsequent Purchase Payments will vary. Each Variable Account Option bears its own investment risk. Therefore, the value of your account may be worth more or less at retirement or withdrawal.

Here is how to calculate the value of each Variable Account Option in your account during the Purchase Period:

  Value of Your Variable Account Option
= (EQUALS)
  Total Number of Purchase Units
X (MULTIPLIED BY)
  Current Purchase Unit Value

STOPPING PURCHASE PAYMENTS

Purchase Payments may be stopped at any time. Purchase Payments may be resumed at any time before your Contract has been surrendered. The value of the Purchase Units will continue to vary. Your Account Value will continue to be subject to charges.

If your Account Value falls below $500, and you do not make any Purchase Payments for 180 days we may forward to you, at our discretion, written notice that we will close your Account and pay the Account Value 90 days from the date of notice if additional Purchase Payments are not made in amounts sufficient to increase your Account Value to $500 or more.

TRANSFERS BETWEEN INVESTMENT OPTIONS
--------------------------------------------------------------------------------

You may transfer all or part of your Account Value between the various Fixed Account and Variable Account Options in the Contract subject to the limitations on transfers discussed below. Transfer instructions may be made either in writing or by telephone as discussed below. Transfers may be made during the Purchase Period or during the Payout Period.

DURING THE PURCHASE PERIOD

During the Purchase Period, transfers may be made among the Variable Account Options and between the Variable Account Options and the One Year Fixed Account Option free of charge. We reserve the right to impose a fee of $25 for each transfer (which will be deducted from the amount transferred).

We currently permit transfers among the Variable Account Options and between the Variable Account Options and the One Year Fixed Account Option once per day. However, if you make a transfer from the One Year Fixed Account Option into one or more Variable Account Options you will be required to wait six months before you will be allowed to make a transfer from one or more Variable Account Options back into the One Year Fixed Account Option. In addition, we may limit the number of transfers you can make. The minimum amount to be transferred in any one transfer is $250 or the entire amount in the Variable Account Option or One Year Fixed Account Option from which the transfer is made. If a transfer request would reduce your Account Value in a Variable Account Option or the One Year Fixed Account Option below $500, we will transfer your entire Account Value in that Variable Account Option or the One Year Fixed Account Option.


Transfers from the One Year Fixed Account Option to a Variable Account Option are limited to a maximum of 25% of the Account Value of the One Year Fixed Account Option, per a year.


We currently do not permit transfers from the Variable Account Options to the DCA Fixed Account Options. Transfers from the DCA Fixed Account Options may only be made under the Dollar Cost Averaging Program or by transferring the entire Account Value in the respective DCA Fixed Account Option. See the "Dollar Cost Averaging Program" -- section of this prospectus.

DURING THE PAYOUT PERIOD

During the Payout Period, transfers may be made between the Variable Account Options and from the Variable Account Options to the One Year Fixed Account Option. We will not permit transfers from any Fixed Account Option during the Payout Period. We reserve the right to impose a fee of $25 for each transfer (which will be deducted from the amount transferred). The minimum amount to be transferred during the Payout Period is $250.

Transfers during the Payout Period are permitted subject to the following limitations:

                  % OF ACCOUNT                                  OTHER
ACCOUNT OPTION        VALUE             FREQUENCY          RESTRICTIONS(2)
--------------  -----------------  --------------------  --------------------
Variable:          Up to 100%      Unlimited among       The minimum amount
                                   Variable Account      to be transferred is
                                   Options(1). Once per  $250 or the entire
                                   year if the transfer  amount in the
                                   is made to the One    Variable Account
                                   Year Guarantee        Option if less. The
                                   Period Fixed Account  minimum amount which
                                   Option.               must remain in the
                                                         Variable Account
                                                         Option after a
                                                         transfer is $500 or
                                                         $0 if the entire
                                                         amount of the
                                                         Variable Account
                                                         Option is
                                                         transferred.
Fixed:            Not permitted    --                    --

---------------

(1) The Company may change the number of transfers permitted to no more than six
    (6) transfers per year during the Payout Period.
(2) Currently, no transfer fee is imposed on transfers. The Company reserves the right to impose a fee of $25.

COMMUNICATING TRANSFER OR REALLOCATION INSTRUCTIONS

A written instruction to transfer or reallocate all or part of your Account Value between the various investment options in the Contract should be sent to our Annuity Service Center.

Instructions for transfers or reallocations may be made by calling 1-877-888-9859. Telephone transfers will be allowed unless we have been notified not to accept such telephone instructions. In this event, we must receive written instructions, in order to permit future telephone transfers to be made. Before a transfer will be made by telephone, you must give us the requested identifying information concerning your account(s).

Unless we have been instructed not to accept requests for telephone transfers, anyone may effect a telephone transfer if they furnish the requested information. You will bear any loss resulting from such instructions, whether the caller was specifically authorized by you or not.

No one that we employ or that represents the Company may give telephone instructions on your behalf without the Company's prior written permission. (This does not apply to a contract with the immediate family of an employee or representative of the Company).

We will send you a confirmation of the completed transfer within 5 days from the date of your instruction. When you receive your confirmation, it is your duty to verify the information shown, and advise us of any errors within one business day.

You will bear the risk of loss arising from instructions received by telephone. We are not responsible for the authenticity of such instructions. Any telephone instructions which we

ACCOUNT VALUE -- the total
sum of your Fixed Account
and/or Variable Account
Options that have not yet
been applied to your Payout
Payments.

PURCHASE PERIOD -- the time
between your first Purchase
Payment and your Payout
Period (or surrender).

ANNUITY SERVICE CENTER -- our
Annuity Service Center for the
Contracts is located at
2727-A Allen Parkway,
Houston, Texas 77019

CONTRACT ANNIVERSARY -- the date
that the contract is issued
and each yearly anniversary
of that date thereafter.

PAYOUT PERIOD -- the time
that starts when you begin to
withdraw your money in a
steady stream of payments.

--------------------------------------------------------------------------------

reasonably believe to be genuine will be your responsibility. This includes losses from errors in communication. Telephone transfer instructions may not be made during the Payout Period. We reserve the right to stop telephone transfers at any time.

EFFECTIVE DATE OF TRANSFER

The effective date of a transfer will be:

- The date of receipt, if received at our Annuity Service Center before the close of regular trading of the Exchange on a day values are calculated; (Normally, this will be 4:00 P.M. New York time); otherwise

- The next date values are calculated.

RESERVATION OF RIGHTS

If a transfer causes your Account Value in the One Year Fixed Account Option or a Variable Account Option to fall below $500, we may transfer the remaining Account Value in the same proportions as your transfer request.

We may defer any transfer from the One Year Fixed Account Option to the Variable Account Options for up to six months. We also may terminate or restrict transfers at any time.

DOLLAR COST AVERAGING PROGRAM

You may elect the Dollar Cost Averaging Program which permits the systematic transfer of your Account Value from a Fixed Account Option or the Money Market Division to one or more Variable Account Options not including the Money Market Division. By allocating amounts on a regularly scheduled basis, as opposed to allocating the total amount at one particular time, you may be less susceptible to the effect of market fluctuations. We currently provide three Fixed Account Options, two of which, the DCA One Year Fixed Account and the DCA Six Month Fixed Account, are available only for dollar cost averaging. The One Year Fixed Account Option may also be used for dollar cost averaging over a maximum of 60 months with a maximum of 25% of Account Value allowed to be transferred per a year.

We determine the amount of transfers from a Fixed Account Option or the Money Market Division by dividing the Purchase Payments allocated to that Fixed Account Option or the Money Market Division by a factor based on the number of months remaining in the term. Transfers from a Fixed Account Option or the Money Market Division are only available on a monthly basis. We require that you specify each allocation to a Variable Account Option, not including the Money Market Division, in whole percentages.

We will transfer your entire Account Value in a DCA Fixed Account Option by the expiration of its term. The minimum amount to be transferred under the Dollar Cost Averaging Program is $250. Any transfers of Account Value from a DCA Fixed Account Option, which are not made under the Dollar Cost Averaging Program, must be for 100% of the Account Value in the DCA Fixed Account Option from which the transfer is made. We currently do not permit transfers to either DCA Fixed Account Option from the Variable Account Options or the One Year Fixed Account Option.

You may enroll in the Dollar Cost Averaging Program for the DCA Fixed Account Options only when you make your initial or additional Purchase Payments. However, you may enroll in the Dollar Cost Averaging Program for the Money Market Division and the One Year Fixed Account Option at any time. If you choose the Money Market Division for dollar cost averaging, it must be for at least a 12 month period. There is no charge for the Dollar Cost Averaging Program. We do not take into account transfers made pursuant to the Dollar Cost Averaging Program in assessing any transfer fee.

The chart below explains the different Account Options you may choose if you elect to participate in the Dollar Cost Averaging Program offered by the
Contract:

                           FREQUENCY             OTHER
ACCOUNT OPTION            OF TRANSFERS        RESTRICTIONS
---------------------  ------------------  ------------------
- DCA One Year Fixed   Monthly, for a 12   You may only
  Account Option       month period        participate at the
                                           time that Purchase
                                           Payments are
                                           made.(1)
- DCA Six Month Fixed  Monthly, for a 6    You may only
  Account Option       month period        participate at the
                                           time that Purchase
                                           Payments are
                                           made.(1)
- One Year Fixed       Monthly             You may only use
  Account Option                           this account
                                           option for the
                                           Dollar Cost
                                           Averaging Program
                                           for a maximum of
                                           60 months and you
                                           may only transfer
                                           up to 25% of your
                                           Account Value per
                                           a year.
- Money Market         Monthly             You must remain in
  Division                                 this account
                                           option for the
                                           Dollar Cost
                                           Averaging Program
                                           for at least a 12
                                           month period.

---------------

(1) You will not be permitted to transfer Account Value into a DCA Fixed Account Option once the entire Account Value has been transferred out of a DCA Fixed Account Option.

FEES AND CHARGES
--------------------------------------------------------------------------------

By investing in the Contract, you may be subject to five basic types of fees and charges:

- Surrender Charge
- Premium Tax Charge
- Separate Account Charges
- Fund Annual Expense Charges
- Other Tax Charges

These fees and charges are explained below. For additional information about these fees and charges, see the Fee Table in this prospectus.

SURRENDER CHARGE

When you withdraw money from your account, you may be subject to a surrender charge that will be deducted from the amount withdrawn. For information about your right to surrender, see "Surrender of Account Value" in this prospectus.

It is assumed that the Purchase Payments are withdrawn first under the concept of first-in, first-out. No surrender charge will be applied unless an amount is actually withdrawn.

We calculate the surrender charge by multiplying the applicable percentages specified in the table below by the Purchase Payments withdrawn.

Amount of Surrender Charge

A surrender charge may not be greater than:

   NUMBER OF YEARS
        SINCE
  DATE OF PURCHASE       CHARGE AS PERCENTAGE OF
       PAYMENT          PURCHASE PAYMENT WITHDRAWN
  ----------------      --------------------------
          1                         7%
          2                         7%
          3                         5%
          4                         5%
          5                         4%
          6                         2%
          7+                        0%

10% Free Withdrawal

For each Contract Year after the first Contract Year, up to 10% of the Account Value may be withdrawn each Contract Year without a surrender charge. During the First Contract Year, up to 10% of the Account Value may be withdrawn without a surrender charge only under the systematic withdrawal option, see the "Surrender of Account Value" section of this prospectus. The surrender charge will apply to any amount withdrawn that exceeds this 10% limit. The percentage withdrawn will be determined by dividing the amount withdrawn by the Account Value determined as of the date of the first withdrawal during the Contract Year, just prior to the withdrawal.

If a surrender charge is applied to all or part of a Purchase Payment, no surrender charge will be applied to such Purchase Payment (or portion thereof) again.

The 10% free withdrawal requires a minimum withdrawal of $100, or if less, the entire Account Value. The minimum amount which must remain in each Division in which you are invested in, after a withdrawal, is $500.

EXCEPTIONS TO SURRENDER CHARGE

No surrender charge will be applied:

- To death benefits;

- To Payout Payments made after the fourth Contract Year; and

- To partial surrenders through the Systematic Withdrawal Program, in lieu of the 10% free withdrawal, during the first Contract Year, see the "Surrender of Account Value" section of this prospectus.

PREMIUM TAX CHARGE

Taxes on Purchase Payments are imposed by some states, cities, and towns. Currently, rates range from zero to 3.5%.

The timing of tax levies varies from one taxing authority to another. If premium taxes are applicable to a Contract, we will deduct such tax against Account Value in a manner determined by us in compliance with applicable state law. We may deduct an amount for premium taxes either upon:

- receipt of the Purchase Payments;

- the commencement of Payout Payments;

- surrender (full or partial); or

- the payment of death benefit proceeds.

SEPARATE ACCOUNT CHARGES

There will be a mortality and expense risk fee and an administration fee applied to A.G. Separate Account A. These are daily charges at annualized rates of 1.00% and 0.15%, respectively, on the average daily net asset value of A.G. Separate Account A. Each charge is guaranteed and cannot be increased by the Company. The mortality and expense risk fee is to compensate the Company for assuming mortality and expense risks under the Contract. The mortality risk that the Company assumes is the obligation to provide payments during the Payout Period for your life no matter how long that might be. In addition, the Company assumes the obligation to pay during the Purchase Period a death benefit. For more information about the death benefit see the "Death Benefit" section of this prospectus. The expense risk is our obligation to cover the cost of issuing and administering the Contract, no matter how large the cost may be.

The administration fee is to reimburse the Company for our administrative expenses under the Contract. This includes the expense of administration and marketing (including but not

CONTRACT YEAR -- the first
twelve month period and
then each yearly anniversary
of that period following the
issue date of the contract.

--------------------------------------------------------------------------------

limited to enrollment and Contract Owner education).

The Company may make a profit on the mortality and expense risk fee and on the administration fee.

For more information about the mortality and expense risk fee and administration fee, see the Fee Table in this prospectus.

FUND ANNUAL EXPENSE CHARGES

Investment management charges based on a percentage of each Fund's average daily net assets are payable by each Fund. Depending on the Variable Account Option selected, the charges will be paid by each Fund to its investment adviser. These charges and other Fund charges and expenses are described in the prospectuses and statements of additional information for the Funds and in this prospectus. These charges indirectly cost you because they lower your return.

OTHER TAX CHARGES

We reserve the right to charge for certain taxes (other than premium taxes) that we may have to pay. This could include federal income taxes. Currently, no such charges are being made.

PAYOUT PERIOD
--------------------------------------------------------------------------------

The Payout Period (Annuity Period) begins when you decide to withdraw your money in a steady stream of payments. You select the date to begin the Payout Period, the Payout Date. If you do not select a date to begin the Payout Period, then the Payout Period will begin when you reach age 85. You may change the date selected to begin the Payout Period at any time before the Payout Date. You may apply any portion of your Account Value to one of the types of Payout Options listed below. You may choose to have your Payout Option on either a fixed, a variable, or a combination payout basis. When you choose to have your Payout Option on a variable basis, you may keep the same Variable Account Options in which your Purchase Payments were made, or transfer to different ones.

FIXED PAYOUT

Under Fixed Payout, you will receive payments from the Company. These payments are fixed and guaranteed by the Company. The amount of these payments will depend on:

  - Type and duration of Payout Option chosen;

  - Your age or your age and the age of your survivor(2);

  - Your sex or your sex and the sex of your survivor(1)(2);

  - The portion of your Account Value being applied; and

  - The payout rate being applied and the frequency of the payments.

(1) This applies only to joint and survivor payouts.

(2) Not applicable for certain Contracts.

VARIABLE PAYOUT

With a Variable Payout, you may select from your existing Variable Account Options. Your payments will vary accordingly. This is due to the varying investment results that will be experienced by each of the Variable Account Options you selected. The Payout Unit Value is calculated just like the Purchase Unit Value for each Variable Account Option except that the Payout Unit Value includes a factor for the Assumed Investment Rate. For additional information on how Payout Payments and Payout Unit Values are calculated, see the Statement of Additional Information.

In determining your first Payout Payment, an Assumed Investment Rate of 3% is used. If the net investment experience of the Variable Account Option exceeds the Assumed Investment Rate, your next payment will be greater than your first payment. If the investment experience of the Variable Account Option is lower than your Assumed Investment Rate, your next payment will be less than your first payment.

COMBINATION FIXED AND VARIABLE
PAYOUT

With a Combination Fixed and Variable Payout, you may choose:

  - From your existing Variable Account Options (payments will vary); with a

  - Fixed Payout (payment is fixed and guaranteed).

PAYOUT DATE

The Payout Date is the date elected by you on which your payout payments will start and is subject to our approval. The Payout Date must be at least four years after the date that the Contract is issued. You may change the Payout Date subject to our approval. Unless you select a Payout Date, we will automatically extend the Payout Date to begin at the later of when you attain age 85 or ten years after we issue the Contract. Generally, for qualified contracts, the Payout Date may begin when you attain age 59 1/2 or separate from service, but must begin no later than April 1 following the calendar year you reach age
70 1/2 or the calendar year in which you retire. Non-qualified annuities do not have a specific date. For additional information on the minimum distribution rules that apply to payments under IRA plans, see "Federal Tax Matters" in this prospectus and in the Statement of Additional Information.

PAYOUT OPTIONS

You may specify the manner in which your Payout Payments are made. You may select one of the following options:

  - LIFE ONLY -- payments are made only to you during your lifetime. Under this option there is no provision for a death benefit for the beneficiary. For example, it would be possible under this option for the Annuitant to receive only one payout payment if he died prior to the date of the second payment, two if he died before the third payment.

ANNUITANT -- the individual,
(in most cases this person is
you) to whom Payout
Payments will be paid. The
Annuitant is also the
measuring life for the Contract.

PAYOUT UNIT -- a measuring
unit used to calculate Payout
Payments from your Variable
Account Option. Payout Unit
values will vary with the
investment experience of the
A.G. Separate Account A
Division you have selected.

ASSUMED INVESTMENT
RATE -- the rate used to
determine your first monthly
Payout Payment per
thousand dollars of Account
Value in your Variable
Account Option(s).

--------------------------------------------------------------------------------

   - LIFE WITH PERIOD CERTAIN -- payments are made to you during your lifetime; but if you die before the guaranteed period has expired, your beneficiary will receive payments for the rest of your guaranteed period.

   - JOINT AND SURVIVOR LIFE -- payments are made to you during the joint lifetime of you and your joint annuitant. Upon the death of either you or your joint annuitant, payments continue during the lifetime of the survivor. This option is designed primarily for couples who require payouts during their joint lives and are not concerned with providing for beneficiaries at death of the last survivor. For example, it would be possible under this option for the Joint Annuitants to receive only one payment if both Annuitants died prior to the date of the second payment. Additionally, it would be possible for the Joint Annuitants to receive only one payment and the surviving Annuitant to receive only one payment if one Annuitant died prior to the date of the second payment and the surviving Annuitant dies prior to the date of the third payment.

   PAYOUT INFORMATION

   Once your Payout Payments have begun, the option you have chosen may not be changed. Any one of the Variable Account Options may result in your receiving unequal payments during your life expectancy. If payments begin before age
   59 1/2, you may suffer unfavorable tax consequences if you do not meet an exception to federal tax law. See "Federal Tax Matters" in this prospectus.

   Your Payment Option should be selected at least 15 days before your Payout Date. If such selection is not made and state or federal law does not require the selection of the Joint and Survivor Life Option:

   - Payments will be made under the Life with Period Certain Option,

   - The payments will be guaranteed for a 10 year period,

   - The payments will be based on the allocation used for your Account Value,

   - The One Year Fixed Account Option will be used to distribute payments to you on a Fixed Payout basis, and

   - Variable Account Options will be used to distribute payments to you on a Variable Payout basis.

   Most Payout Payments are made monthly; however, Payout Payments may also be made as quarterly, semiannual or annual installments. If you have chosen either a Fixed or Variable Payout Option and if the amount of your payment is less than $200, we reserve the right to reduce the number of payments made each year so each of your payments is at least $200. If you have chosen a combination of Fixed and Variable Payout Options and the amount of your payment is less than $100, we reserve the right to reduce the number of payments made each year so each of your payments is at least $100.

For more information about
PAYOUT OPTIONS
available under the Contract,
see the "Statement of
Additional Information".

SURRENDER OF ACCOUNT VALUE
--------------------------------------------------------------------------------

WHEN SURRENDERS ARE ALLOWED

You may withdraw all or part of your Account Value at any time before the Payout Period begins if allowed under federal and state law.

For an explanation of charges that may apply if you surrender your Account Value, see "Fees and Charges" in this prospectus.

You may be subject to a 10% federal tax penalty for partial or total surrenders made before age 59 1/2, see "Federal Tax Matters" in this prospectus.

AMOUNT THAT MAY BE SURRENDERED

The amount that may be surrendered at any time can be determined as follows:

                                               Your
                                              Account
       Allowed                               Value(1)
      Surrender                              - (MINUS)
        Value             = (EQUALS)      Any Applicable
                                             Surrender
                                          Charge and any
                                         applicable taxes

  (1) Equals the Account Value next computed after your properly completed request for surrender is received at the Annuity Service Center.

There is no guarantee that the Surrender Value in a Variable Account Option will ever equal or exceed the total amount of your Purchase Payments received by us.

We will mail to you the Surrender Value within 5 business days after we receive your properly completed surrender request at the Annuity Service Center. However, we may be required to suspend or postpone payments if redemption of an underlying Fund's shares have been suspended or postponed. See your current Fund(s)' prospectuses for a discussion of the reasons why the redemption of shares may be suspended or postponed.

We may receive a surrender for a Purchase Payment which has not cleared the banking system. We may delay payment of that portion of your Surrender Value until the check clears. The rest of the Surrender Value will be processed as usual.

PARTIAL SURRENDER

You may request a partial surrender of your Account Value at any time during the Purchase Period. A partial surrender plus any surrender charge will reduce your Account Value.

To process your partial surrender, you may specify the Account Value that should be deducted from each investment option. If you fail to provide us with this information, we may deduct the partial surrender from each investment option in which your Account Value is held on a pro rata basis.

The minimum partial surrender we will allow is $100 or your entire Account Value, if less.

We reserve the right to defer the payment of a partial surrender from the One Year Fixed Account Option for up to six months. We currently do not permit partial surrenders from the DCA Fixed Account Options.

SYSTEMATIC WITHDRAWAL PROGRAM

The Systematic Withdrawal Program allows you to make withdrawals in a Contract Year of up to 10% of your Account Value without the imposition of a surrender charge. If you withdraw more than 10% of your Account Value, you will be subject to a surrender charge. See the "Fees and Charges" section in this prospectus.

You may elect to withdraw all or part of your Account Value under a systematic withdrawal method described in your Contract. Withdrawals using this method are eligible for the 10% free withdrawal privilege each Contract Year. The Systematic Withdrawal Program provides for:

  - Payments to be made to you;

  - Payment over a stated period of time;

  - Payment of a stated yearly dollar amount or percentage.

We may require a minimum withdrawal of $100 per a withdrawal under this method. The portion of your account that has not been withdrawn will continue to receive the investment return of the Variable Account Option or the Fixed Account Option which you selected. A systematic withdrawal election may be changed or revoked at no charge. No more than one systematic withdrawal election may be in effect at any one time. We reserve the right to discontinue any or all systematic withdrawals or to change its terms, at any time.

DISTRIBUTIONS REQUIRED BY FEDERAL TAX LAW

See "Federal Tax Matters" in this prospectus and in the Statement of Additional Information for more information about required distributions imposed by tax law.

For an explanation of possible adverse tax consequences of a surrender, see "Federal Tax Matters" in this prospectus and in the Statement of Additional Information.

DEATH BENEFITS
--------------------------------------------------------------------------------

The Contract will pay a death benefit during either the Purchase Period or the Payout Period. How the death benefit will be paid is discussed below. The death benefit provisions in the Contract may vary from state to state.

BENEFICIARY INFORMATION

The Beneficiary may receive death benefits:

- In a lump sum; or

- Payment of the entire death benefit within 5 years of the date of death; or

- In the form of an annuity under any of the Payout Options stated in the Payout Period section of this prospectus subject to the restrictions of that Payout Option.

Payment of any death benefits must be within the time limits set by federal tax law.

SPECIAL INFORMATION FOR NON-TAX QUALIFIED CONTRACTS

It is possible that the Contract Owner and the Annuitant under a Non-Qualified Contract are not the same person. If this is the case, and the Contract Owner dies, death benefits must be paid:

- commencing within 5 years of the date of death; or

- beginning within 1 year of the date of death under:

  - a life annuity with or without a period certain, or

  - an annuity for a designated period not extending beyond the life expectancy of the Beneficiary.

JOINT OWNER SPOUSAL ELECTION INFORMATION

The Beneficiary will receive the Death Benefit payout if:

- the Contract Owner dies before the Payout Date, or

- the Annuitant dies during the Payout Period.

If the Annuitant dies before the Payout date, the Owner may designate a new Annuitant or become the Annuitant.

With regard to Joint Owners of a Non-Qualified Contract, the Death Benefit is payable upon the death of either Owner during the Purchase Period. However, in the event of your death where the sole Beneficiary of the Non-Qualified Contract is your spouse, your spouse may continue the Contract as Owner, in lieu of receiving the Death Benefit.

DURING THE PURCHASE PERIOD

If death occurs prior to your 86th birthday, then the Death Benefit during the Purchase Period will be the greater of:

 - Your Account Value on the date both proof of death and election of the payment method are received by the Company at its Annuity Service Center;

 - 100% of Purchase Payments (to Fixed and/or Variable Account Options)

 - (MINUS)

   Amount of all prior withdrawals, charges and any portion of Account Value applied under a Payout Option;

 OR

 - The greatest Account Value on any prior Seventh Contract Anniversary plus any Purchase Payment made after such Contract Anniversary

 - (MINUS)

   Amount of all prior withdrawals, charges and any portion of Account Value applied under a Payout Option made after such Contract Anniversary.

If death occurs at the attained age of 86 or older, than the Death Benefit during the Purchase Period will be:

   Your Account Value on the date both proof of death and election of the payment method are received by the Company at its Annuity Service Center.

DURING THE PAYOUT PERIOD

If the Annuitant dies during the Payout Period, your Beneficiary may receive any continuing payments under the Payout Option that you selected. The Payout Options available in the Contract are described in the "Payout Period" section of this prospectus.

BENEFICIARY -- the person
designated to receive Payout
Payments or the Account Value
upon the death of
an Annuitant or the Owner.

ANNUITANT -- the individual,
(in most cases this person is
you) to whom Payout
Payments will be paid. The
Annuitant is also the
measuring life for the Contract.

FIXED ACCOUNT OPTIONS -- a
particular subaccount into
which your Purchase
Payments and Account Value
may be allocated to fixed
investment options.  Currently,
there are three Fixed
Account Options: the One Year
Fixed Account Option; the DCA
Six Month Fixed Account Option;
and the DCA One Year Fixed
Account Option. The One Year
Fixed Account Option is
guaranteed to earn at least a
minimum rate of interest.

VARIABLE ACCOUNT
OPTIONS -- investment
options that correspond
to A.G. Separate Account A
Divisions offered by
the Contract.
Investment returns on
Variable Account
Options may be positive
or negative depending on
the investment
performance of the
underlying Mutual Fund.

CONTRACT ANNIVERSARY --the
date that the contract
is issued and each
yearly anniversary
of that date thereafter.

HOW TO REVIEW INVESTMENT PERFORMANCE
OF SEPARATE ACCOUNT DIVISIONS
--------------------------------------------------------------------------------

We will advertise information about the investment performance of A.G. Separate Account A Divisions. Our advertising of past investment performance results does not mean that future performance will be the same. The performance information will not predict what your actual investment experience will be in that Division or show past performance under an actual contract. We may also show how the Divisions rank on the basis of data compiled by independent ranking services.

Some of the Divisions (and underlying Funds) offered in this prospectus were previously or currently are available through other annuity or life insurance contracts. We may therefore, advertise investment performance since the inception of the underlying Funds. In each case, we will use the charges and fees imposed by the Contract in calculating the Division's investment performance.

TYPES OF INVESTMENT PERFORMANCE
INFORMATION ADVERTISED

We may advertise the Division's Total Return Performance information and Yield Performance information.

TOTAL RETURN PERFORMANCE INFORMATION

Total Return Performance Information is based on the overall dollar or percentage change in value of an assumed investment in a Division over a given period of time.

There are seven ways Total Return Performance Information may be advertised:

  - Standard Average Annual Total Return
  - Nonstandard Average Annual Total Return
  - Cumulative Total Return
  - Annual Change in Purchase Unit Value
  - Cumulative Change in Purchase Unit Value
  - Total Return Based on Different Investment Amounts
  - An Assumed Account Value of $15,000

Each of these is described below.

STANDARD AVERAGE ANNUAL TOTAL RETURN


Standard Average Annual Total Return shows the average percentage change in the value of an investment in the Division from the beginning to the end of a given historical period. The results shown are after all charges and fees have been applied against the Division. This will include surrender charges that would have been deducted if you surrendered the Contract at the end of each period shown. Premium taxes are not deducted. This information is calculated for each Division based on how an initial assumed payment of $1,000 performed at the end of 1, 5 and 10 year periods. If Standard Average Annual Return for a Division is not available for a stated period, we may show the Standard Average Annual Return since Division inception.


The return for periods of more than one year are annualized to obtain the average annual percentage increase (or decrease) during the period. Annualization assumes that the application of a single rate of return each year during the period will produce the ending value, taking into account the effect of compounding.

NONSTANDARD AVERAGE ANNUAL TOTAL RETURN


Nonstandard Average Annual Total Return is calculated in the same manner as the Standard Average Annual Total Return. However, Nonstandard Average Annual Total Return shows only the historic investment results of the Division. Surrender charges and premium taxes are not deducted. The SEC staff takes the position that performance information of an underlying Fund reduced by Account fees for a period prior to the inception of the corresponding Division is nonstandard performance information regardless of whether all Account fees and charges are deducted. For Divisions 1-9 and 20-27, which recently commenced operations, only Nonstandard Average Annual Total Returns are shown. Accordingly, the Standard Average Annual Total Return for each of these Divisions will be shown when it becomes available.


CUMULATIVE TOTAL RETURN


Cumulative Total Return assumes the investment in the Contract will stay in the Division beyond the time that a surrender charge would apply. It may be calculated for 1, 5 and 10 year periods. If Cumulative Total Return for a Division is not available for a stated period, we may show the Cumulative Total Return since Division inception. It is based on an assumed initial investment of $15,000. The Cumulative Return will be calculated without deduction of surrender charges or premium taxes.


DIVISIONS -- subaccounts of
A.G. Separate Account A
which represent the Variable
Account Options in the
Contract. Each Division
invests in a different mutual
fund, each having its own
investment objective and
strategy.

PURCHASE PAYMENTS -- an
amount of money you pay to
the Company to receive the benefits
of an annuity Contract offered
by the Contract.

For more information on how
TOTAL RETURN PERFORMANCE
INFORMATION is calculated,
see the Statement of
Additional Information.

--------------------------------------------------------------------------------

ANNUAL CHANGE IN PURCHASE UNIT VALUE

Annual Change in Purchase Unit Value is a percentage change during a one year period or since inception. This is calculated as follows:

  - The Purchase Unit Value at the start of the year is subtracted from the Purchase Unit Value at the end of the period or year;

  - The difference is divided by the Purchase Unit Value at the start of the period or year.

Surrender charges and premium taxes are not deducted. The effect of these charges, if deducted, would reduce the Division's Annual Change in Purchase Unit Value.

CUMULATIVE CHANGE IN PURCHASE UNIT VALUE

Cumulative Change in Purchase Unit Value is a percentage change from the beginning to the ending of a period usually greater than one year. Otherwise, it is calculated in the same way as the Annual Change in Purchase Unit Value.

TOTAL RETURN BASED ON DIFFERENT INVESTMENT AMOUNTS

We may show total return information based on different investment amounts. For example, we may show $200 a month for 10 years, or $100 a month to age 65. Fees may or may not be included. Each performance illustration will explain the Contract charges and fees imposed on the Division.

AN ASSUMED ACCOUNT VALUE OF $15,000

We may show annual values based on an initial investment of $15,000. This will not reflect any deduction for surrender charges and premium taxes.

YIELD PERFORMANCE INFORMATION

We may advertise Yield Performance, at a given point in time. A Division's yield is one way of showing the rate of income the Division is earning as a percentage of the Division's Purchase Unit Value.


AGSPC MONEY MARKET DIVISION



We may advertise the AGSPC Money Market Division's Current Yield and Effective Yield.



The Current Yield refers to the income produced by an investment in the AGSPC Money Market Division over a given 7-day period. The Current Yield does not take into account surrender charges or premium taxes. The income produced over a 7 day period is then "annualized." This means we are assuming the amount of income produced during the 7-day period will continue to be produced each week for an entire year. The annualized amount is shown as a percentage of the investment.



The Effective Yield is calculated in a manner similar to the Current Yield. But, when the yield is annualized the income earned is assumed to be reinvested. The compounding effect will cause the Effective Yield to be higher than the Current Yield.



DIVISIONS OTHER THAN THE AGSPC MONEY MARKET DIVISION



We may advertise the standardized yield performance for each Division other than the AGSPC Money Market Division. The yield for each Division will be determined as follows:


  - We will divide the average daily net investment income per Purchase Unit by the Purchase Unit Value on the last day of the period; and

  - We will annualize the result.

PERFORMANCE INFORMATION:

AVERAGE ANNUAL TOTAL RETURN, CUMULATIVE RETURN AND ANNUAL AND CUMULATIVE CHANGE IN PURCHASE UNIT VALUE TABLES.


In the sections above we have described a number of ways we may advertise information about the investment performance of A.G. Separate Account A Divisions. Certain performance information for each A.G. Separate Account A Division is printed in the three tables below.


The information presented does not reflect the advantage under the Contract of deferring federal income tax on increases in Account Value due to earnings attributable to Purchase Payments (see "Federal Tax Matters" in this prospectus and in the Statement of Additional Information.) The information presented also does not reflect the advantage under Qualified Contracts of deferring federal income tax on Purchase Payments.

The performance results shown in the following tables are not an estimate or guarantee of future investment performance, and do not represent the actual experience of amounts invested by a particular Contract owner.

                                                                         TABLE I


                  AVERAGE ANNUAL TOTAL RETURN OF AN INVESTMENT


           IN A HYPOTHETICAL CONTRACT* WITH SURRENDER CHARGE IMPOSED


               (FROM UNDERLYING FUND INCEPTION TO MARCH 31, 1999)



                                                                FUND
                                                              INCEPTION     SINCE
                     FUND AND DIVISION                          DATE      INCEPTION   10 YEARS   5 YEARS   1 YEAR
                     -----------------                        ---------   ---------   --------   -------   ------
AGSPC Money Market Fund (Division 26).......................  01/16/86         --       3.96%      3.12%    (2.77)%
AIM V.I. International Equity Fund (Division 21)............  05/05/93      10.82%        --       9.83     (7.75)
AIM V.I. Value Fund (Division 20)...........................  05/05/93      20.98         --      21.34     19.93
Franklin Small Cap Investments Fund -- Class 2 (Division
  23)(1)....................................................  05/01/98     (13.18)        --         --        --
One Group Investment Trust Balanced Portfolio (Division
  9)........................................................  08/01/94      13.92         --         --      4.29
One Group Investment Trust Bond Portfolio (Division 7)(2)...  05/01/97       3.28         --         --     (1.80)
One Group Investment Trust Diversified Equity Portfolio
  (Division 1)(2)...........................................  03/30/95      16.63         --         --     (5.44)
One Group Investment Trust Diversified Mid Cap Portfolio
  (Division 6)(2)...........................................  03/30/95      13.11         --         --    (16.39)
One Group Investment Trust Equity Index Portfolio (Division
  2)........................................................  05/01/98       8.27         --         --        --
One Group Investment Trust Government Bond Portfolio
  (Division 7)..............................................  08/01/94       5.23         --         --     (2.49)
One Group Investment Trust Large Cap Growth Portfolio
  (Division 3)..............................................  08/01/94      24.22         --         --     25.29
One Group Investment Trust Mid Cap Growth Portfolio
  (Division 5)..............................................  08/01/94      18.61         --         --      7.45
One Group Investment Trust Mid Cap Value Portfolio (Division
  4)(2).....................................................  05/01/97      (2.57)        --         --    (24.15)
Oppenheimer High Income Fund/VA (Division 25)...............  04/30/86         --      11.65       7.96     (7.48)
Templeton Developing Markets Fund Class 2 (Division
  24)(3)....................................................  03/04/96     (19.00)        --         --    (26.17)
Van Kampen Emerging Growth Portfolio (Division 22)..........  07/03/95      26.71         --         --     27.21
Van Kampen Enterprise Portfolio (Division 27)...............  04/07/86         --      16.27      21.89      4.24


---------------


 * The performance figures in the Table reflect the investment performance for the Funds for the stated periods and should not be used to infer that future performance will be the same. The Table reflects the historical performance of each Fund based on investment in a hypothetical Contract from the date of the Fund's inception. Hypothetical performance is based on the actual performance of the underlying Fund reduced by Separate Account fees that would have been incurred during the hypothetical period. The Standard Average Annual Total Return for Divisions 1-9 and 20-27 will be shown when it becomes available.


(1) Because Class 2 shares were not offered until July 30, 1998, performance shown for periods prior to that date represents the historical results of Class 1 shares. Performance of Class 2 shares for periods after July 30, 1998 reflect Class 2's higher annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.

(2) The performance information and inception dates reflect that certain One Group Investment Trust Portfolios inherited the financial history of certain Pegasus Variable Funds. Specifically, One Group Investment Trust Bond Portfolio, One Group Investment Trust Diversified Equity Portfolio, One Group Investment Trust Diversified Mid Cap Portfolio and One Group Investment Trust Mid Cap Value Portfolio inherited the financial history of Pegasus Variable Bond Fund, Pegasus Variable Growth and Value Fund, Pegasus Variable Mid-Cap Opportunity Fund and Pegasus Variable Intrinsic Value Fund, respectively.

(3) Because Class 2 shares were not offered until May 1, 1997, performance shown for the periods prior to that date represents the historical results of Class 1 shares. Performance of Class 2 shares for periods after May 1, 1997 reflect Class 2's higher annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%. Past expense reductions by the manager increased returns.

                                                                        TABLE II

                  AVERAGE ANNUAL TOTAL RETURN OF AN INVESTMENT


          IN A HYPOTHETICAL CONTRACT* WITH NO SURRENDER CHARGE IMPOSED


               (FROM UNDERLYING FUND INCEPTION TO MARCH 31, 1999)



                                                                FUND
                                                              INCEPTION     SINCE
                     FUND AND DIVISION                          DATE      INCEPTION   10 YEARS   5 YEARS   1 YEAR
                     -----------------                        ---------   ---------   --------   -------   ------
AGSPC Money Market Fund (Division 26).......................  01/16/86          --      3.96%      3.82%     3.77%
AIM V.I. International Equity Fund (Division 21)............  05/05/93       11.22%       --      10.37     (1.55)
AIM V.I. Value Fund (Division 20)...........................  05/05/93       21.24        --      21.71     26.93
Franklin Small Cap Investments Fund -- Class 2 (Division
  23)(1)....................................................  05/01/98       (7.35)       --         --        --
One Group Investment Trust Balanced Portfolio (Division
  9)........................................................  08/01/94       14.58        --         --     11.29
One Group Investment Trust Bond Portfolio (Division 7)(2)...  05/01/97        6.78        --         --      4.81
One Group Investment Trust Diversified Equity Portfolio
  (Division 1)(2)...........................................  03/30/95       17.26        --         --      0.92
One Group Investment Trust Diversified Mid Cap Portfolio
  (Division 6)(2)...........................................  03/30/95       13.96        --         --    (10.77)
One Group Investment Trust Equity Index Portfolio (Division
  2)........................................................  05/01/98       15.27        --         --        --
One Group Investment Trust Government Bond Portfolio
  (Division 7)..............................................  08/01/94        6.11        --         --      4.06
One Group Investment Trust Large Cap Growth Portfolio
  (Division 3)..............................................  08/01/94       24.70        --         --     32.29
One Group Investment Trust Mid Cap Growth Portfolio
  (Division 5)..............................................  08/01/94       19.17        --         --     21.44
One Group Investment Trust Mid Cap Value Portfolio (Division
  4)(2).....................................................  05/01/97        0.80        --         --    (19.04)
Oppenheimer High Income Fund/VA (Division 25)...............  04/30/86          --     11.65       8.54     (1.26)
Templeton Developing Markets Fund Class 2 (Division
  24)(3)....................................................  03/04/96      (17.78)       --         --    (21.20)
Van Kampen Emerging Growth Portfolio (Division 22)..........  07/03/95       27.40        --         --     34.21
Van Kampen Enterprise Portfolio (Division 27)...............  04/07/86          --     16.27      22.25     11.24


---------------


 * The performance figures in the Table reflect the investment performance for the Funds for the stated periods and should not be used to infer that future performance will be the same. The Table reflects the historical performance of each Fund based on investment in a hypothetical Contract from the date of the Fund's inception. Hypothetical performance is based on the actual performance of the underlying Fund reduced by Separate Account fees that would have been incurred during the hypothetical period. The Standard Average Annual Total Return for Divisions 1-9 and 20-27 will be shown when it becomes available.


(1) Because Class 2 shares were not offered until July 30, 1998, performance shown for periods prior to that date represents the historical results of Class 1 shares. Performance of Class 2 shares for periods after July 30, 1998 reflect Class 2's higher annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.


(2) The performance information and inception dates reflect that certain One Group Investment Trust Portfolios inherited the financial history of certain Pegasus Variable Funds. Specifically, One Group Investment Trust Bond Portfolio, One Group Investment Trust Diversified Equity Portfolio, One Group Investment Trust Diversified Mid Cap Portfolio and One Group Investment Trust Mid Cap Value Portfolio inherited the financial history of Pegasus Variable Bond Fund, Pegasus Variable Growth and Value Fund, Pegasus Variable Mid-Cap Opportunity Fund and Pegasus Variable Intrinsic Value Fund, respectively.


(3) Because Class 2 shares were not offered until May 1, 1997, performance shown for the periods prior to that date represents the historical results of Class 1 shares. Performance of Class 2 shares for periods after May 1, 1997 reflect Class 2's higher annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%. Past expense reductions by the manager increased returns.

                                                                       TABLE III


                       CUMULATIVE RETURN OF AN INVESTMENT


          IN A HYPOTHETICAL CONTRACT* WITH NO SURRENDER CHARGE IMPOSED


               (FROM UNDERLYING FUND INCEPTION TO MARCH 31, 1999)



                                                                FUND
                                                              INCEPTION     SINCE
                     FUND AND DIVISION                          DATE      INCEPTION   10 YEARS   5 YEARS   1 YEAR
                     -----------------                        ---------   ---------   --------   -------   ------
AGSPC Money Market Fund (Division 26).......................  01/16/86          --      47.49%    20.60%     3.77%
AIM V.I. International Equity Fund (Division 21)............  05/05/93       87.42%        --     63.80     (1.55)
AIM V.I. Value Fund (Division 20)...........................  05/05/93      211.97         --    167.05     26.93
Franklin Small Cap Investments Fund -- Class 2 (Division
  23)(1)....................................................  05/01/98       (7.35)        --        --        --
One Group Investment Trust Balanced Portfolio (Division
  9)........................................................  08/01/94       88.72         --        --     11.29
One Group Investment Trust Bond Portfolio (Division 7)(2)...  05/01/97       13.38         --        --      4.81
One Group Investment Trust Diversified Equity Portfolio
  (Division 1)(2)...........................................  03/30/95       89.20         --        --      0.92
One Group Investment Trust Diversified Mid Cap Portfolio
  (Division 6)(2)...........................................  03/30/95       68.80         --        --    (10.77)
One Group Investment Trust Equity Index Portfolio (Division
  2)........................................................  05/01/98       15.27         --        --        --
One Group Investment Trust Government Bond Portfolio
  (Division 7)..............................................  08/01/94       31.87         --        --      4.06
One Group Investment Trust Large Cap Growth Portfolio
  (Division 3)..............................................  08/01/94      180.09         --        --     32.29
One Group Investment Trust Mid Cap Growth Portfolio
  (Division 5)..............................................  08/01/94      126.70         --        --     14.45
One Group Investment Trust Mid Cap Value Portfolio (Division
  4)(2).....................................................  05/01/97        1.54         --        --    (19.04)
Oppenheimer High Income Fund/VA (Division 25)...............  04/30/86          --     201.13     50.63     (1.26)
Templeton Developing Markets Fund Class 2 (Division
  24)(3)....................................................  03/04/96      (45.22)        --        --    (21.20)
Van Kampen Emerging Growth Portfolio (Division 22)..........  07/03/95      147.70         --        --     34.21
Van Kampen Enterprise Portfolio (Division 27)...............  04/07/86          --     351.64    173.06     11.24


---------------


 * The performance figures in the Table reflect the investment performance for the Funds for the stated periods and should not be used to infer that future performance will be the same. The Table reflects the historical performance of each Fund based on investment in a hypothetical Contract from the date of the Fund's inception. Hypothetical performance is based on the actual performance of the underlying Fund reduced by Separate Account fees that would have been incurred during the hypothetical period. The Standard Average Annual Total Return for Divisions 1-9 and 20-27 will be shown when it becomes available.


(1) Because Class 2 shares were not offered until July 30, 1998, performance shown for periods prior to that date represents the historical results of Class 1 shares. Performance of Class 2 shares for periods after July 30, 1998 reflect Class 2's higher annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.

(2) The performance information and inception dates reflect that certain One Group Investment Trust Portfolios inherited the financial history of certain Pegasus Variable Funds. Specifically, One Group Investment Trust Bond Portfolio, One Group Investment Trust Diversified Equity Portfolio, One Group Investment Trust Diversified Mid Cap Portfolio and One Group Investment Trust Mid Cap Value Portfolio inherited the financial history of Pegasus Variable Bond Fund, Pegasus Variable Growth and Value Fund, Pegasus Variable Mid-Cap Opportunity Fund and Pegasus Variable Intrinsic Value Fund, respectively.

(3) Because Class 2 shares were not offered until May 1, 1997, performance shown for the periods prior to that date represents the historical results of Class 1 shares. Performance of Class 2 shares for periods after May 1, 1997 reflect Class 2's higher annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%. Past expense reductions by the manager increased returns.

OTHER CONTRACT FEATURES
--------------------------------------------------------------------------------

CHANGE OF BENEFICIARY

The Beneficiary (if not irrevocable) may usually be changed at any time.

If the Owner dies, and there is no Beneficiary, any death benefit will be payable to the Owner's estate.

If a Beneficiary dies while receiving payments, and there is no co-Beneficiary to continue to receive payments, any amount still due will be paid to the Beneficiary's estate.

CANCELLATION -- THE 10 DAY "FREE LOOK"

You may cancel the Contract by returning it to the Company within 10 days after delivery. A longer period will be allowed if required under state law. A refund will be made to you within 5 business days after receipt of the Contract within the required period. The refund amount will be your Purchase Payment, which, depending on state law, will be adjusted to reflect investment experience. See "Purchase Period -- Right to Return," in this prospectus.

WE RESERVE CERTAIN RIGHTS

We reserve the right to:
  - Amend the Contract to conform with substitutions of investments;

  - Amend the Contract to comply with tax or other laws;

  - Operate A.G. Separate Account A as a management investment company under the 1940 Act, in consideration of an investment management fee or in any other form permitted by law; and

  - Deregister A.G. Separate Account A under the 1940 Act, if registration is no longer required.

VOTING RIGHTS
--------------------------------------------------------------------------------

As discussed in the "About A.G. Separate Account A" section of this prospectus, A.G. Separate Account A holds on your behalf shares of the Funds which comprise the Variable Account Options. From time to time the Funds are required to hold a shareholder meeting to obtain approval from their shareholders for certain matters. As a Contract Owner, you may be entitled to give voting instructions to us as to how A.G. Separate Account A should vote its Fund shares on these matters. Those persons entitled to give voting instructions will be determined before the shareholders' meeting is held. For more information about these shareholder meetings and when they may be held, see the Funds' prospectuses.

WHO MAY GIVE VOTING INSTRUCTIONS

In most cases during the Purchase Period, you will have the right to give voting instructions for the shareholder meetings. Contract Owners will instruct A.G. Separate Account A in accordance with these instructions. You will receive proxy material and a form on which voting instructions may be given before the shareholder meeting is held.

You will not have the right to give voting instructions if the Contract was issued in connection with a nonqualified and unfunded deferred compensation plan.

DETERMINATION OF FUND SHARES ATTRIBUTABLE TO YOUR ACCOUNT

During Purchase Period

The number of Fund shares attributable to your account will be determined on the basis of the Purchase Units credited to your account on the record date set for the Fund shareholder meeting.

During Payout Period or after a Death
Benefit Has Been Paid

The number of Fund shares attributable to your account will be based on the liability for future variable annuity payments to your payees on the record date set for the Fund shareholder meeting.

HOW FUND SHARES ARE VOTED

The Funds which comprise the Variable Account Options in the Contract may have a number of shareholders including A.G. Separate Account A, the Company, other affiliated insurance company separate accounts and retirement plans within the American General group of companies, other unaffiliated insurance companies and public shareholders.

A.G. Separate Account A will vote all of the shares of the Funds it holds based on, and in the same proportion as, the instructions given by all the Contract Owners invested in that Fund entitled to give instructions at that shareholder meeting. A.G. Separate Account A will vote the shares of the Funds it holds for which it receives no voting instruction in the same proportion as the shares for which voting instructions have been received.

The Company will vote the shares of the Funds it holds based on, and in the same proportion as, the voting instructions received from Contract Owners.

In the future, we may decide how to vote the shares of the Company or A.G. Separate Account A in a different manner if permitted at that time under federal securities law.

CONTRACT OWNER -- the person
entitled to the ownership rights
as stated in this prospectus.

A.G. SEPARATE
ACCOUNT A -- a segregated
asset account established by
the Company under the Texas
Insurance Code. The purpose
of A.G. Separate Account A
is to receive and invest your
Purchase Payments and
Account Value in the Variable
Account Options you have
selected.

FEDERAL TAX MATTERS
--------------------------------------------------------------------------------

The Contract provides tax-deferred accumulation over time, but is subject to federal income and excise taxes, mentioned briefly below. You should refer to the Statement of Additional Information for further details. Section references are to the Internal Revenue Code ("Code"). We do not attempt to describe any potential estate or gift tax, or any applicable state, local or foreign tax law other than possible premium taxes mentioned under "Premium Tax Charge." Remember that future legislation could modify the rules discussed below, and always consult your personal tax adviser regarding how the current rules apply to your specific situation.

TYPE OF PLANS

Tax rules vary, depending on whether the Contract is offered under a Section 408(b) IRA or is instead a nonqualified Contract. The Contract is used under the following types of retirement arrangements:

Section 408(b) individual retirement annuities are "Qualified Contracts." Certain series of the Contract may also be available through a nondeductible
Section 408A "Roth" individual retirement annuity.

In addition, the Contract is also available through "Non-Qualified Contracts." Such Non-Qualified Contracts include individual annuity contracts issued to individuals outside of the context of any formal employer or employee retirement plan or arrangement. Non-Qualified Contracts generally may invest only in mutual funds which are not available to the general public outside of annuity contracts or life insurance contracts.

TAX CONSEQUENCES IN GENERAL

Purchase Payments, distributions, withdrawals, transfers and surrender of a Contract can each have a tax effect, which varies with the governing retirement arrangement. Please refer to the detailed explanation in the Statement of Additional Information, the documents (if any) controlling the retirement arrangement through which the contract is offered, and your personal tax adviser.

Purchase Payments under the Contract can be made as pre-tax or after-tax contributions by individuals, depending on the type of retirement program. After-tax contributions constitute "investment in the Contract." A Qualified Contract receives deferral of tax on the inside build-up of earnings on invested Purchase Payments, until a distribution occurs. See the Statement of Additional Information for special rules, including those applicable to taxable, non-natural owners of Non-Qualified Contracts.

Transfers among investment options within a variable annuity contract generally are not taxed at the time of such a transfer. However, in 1986 the Internal Revenue Service (IRS) indicated that limitations might be imposed with respect to either the number of investment options available within a contract, or the frequency of transfers between investment options, or both, in order for the contract to be treated as an annuity contract for federal income tax purposes. If imposed, such limitations could be applied to qualified contracts as well as nonqualified contracts, and the Company can provide no assurance that such limitations would not be imposed on a retroactive basis to contracts issued under this prospectus. However, the Company has no present indication that the IRS intends to impose such limitation, or what the terms or scope of those limitations might be.

Distributions are taxed differently depending on the program through which the Contract is offered and the previous tax characterization of the contributions to which the distribution relates. Generally, the portion of a distribution which is not considered a return of investment in the Contract is subject to income tax. For annuity payments, investment in the contract is recovered ratably over the expected payout period. Special recovery rules might apply in certain situations.

Amounts subject to income tax may also incur excise tax under the circumstances described in the Statement of Additional Information. Generally, distributions would also be subject to some form of federal income tax withholding unless rolled into another tax-deferred vehicle. Required withholding will vary according to type of program, type of payment and your tax status. In addition, amounts received under all Contracts may be subject to state income tax withholding requirements.

Investment earnings on contributions to Non-Qualified Contracts that are not owned by natural persons will be taxed currently to the owner, and such contracts will not be treated as annuities for federal income tax purposes.

--------------------------------------------------------------------------------

EFFECT OF TAX-DEFERRED ACCUMULATIONS

The chart below compares the results of
Premium Payments made to:

  - The Contract issued to a tax-favored retirement program purchased with pre-tax premium payments;

  - A non-qualified Contract purchased with after-tax Premium Payments and;

  - Conventional savings vehicles such as savings accounts.

                        THE POWER OF TAX-DEFERRED GROWTH
                                  [BAR GRAPH]

This hypothetical chart compares the results of (1) contributing $100 per month to a conventional, non-tax deferred plan, (2) contributing $100 to a nonqualified, tax-deferred annuity, and (3) contributing $100 per month ($138.89 since contributions are made before tax) to a tax-deferred plan such as a 408(b) individual retirement annuity. The chart assumes a 28% tax rate and an 8% fixed rate of return. Variable options incur mortality and expense risk fee and administration fee charges and may also incur surrender charges. The dotted lines represent the amounts remaining after withdrawal and payment of taxes and any surrender charge. An additional 10% tax penalty may apply to withdrawals before age 59 1/2. This information is for illustrative purposes only and is not a guarantee of future return.

Unlike savings accounts, Premium Payments made to tax-favored retirement programs and Non-Qualified Contracts generally provide tax deferred treatment on earnings. In addition, Premium Payments made to tax-favored retirement programs ordinarily are not subject to income tax until withdrawn. As shown above, investing in a tax-favored program increases the accumulation power of savings over time. The more taxes saved and reinvested in the program, the more the accumulation power effectively grows over the years.

To further illustrate the advantages of tax-deferred savings using a 28% Federal tax bracket, an annual fixed yield (BEFORE THE DEDUCTION OF ANY FEES OR CHARGES) of 8% under a tax-favored retirement program in which tax savings were reinvested has an equivalent after-tax annual fixed yield of 5.76% under a conventional savings program. THE 8% YIELD ON THE TAX-FAVORED PROGRAM WILL BE REDUCED BY THE IMPACT OF INCOME TAXES UPON WITHDRAWAL. The yield will vary depending upon the timing of withdrawals. The previous chart represents (without factoring in fees and charges) after-tax amounts that would be received.

By taking into account the current deferral of taxes, contributions to tax-favored retirement programs increase the amount available for savings by decreasing the relative current out-of-pocket cost (referring to the effect on annual net take-home pay) of the investment. The chart below illustrates this principle by comparing a pre-tax contribution to a tax-favored retirement plan with an after-tax contribution to a conventional savings account:

                              PAYCHECK COMPARISON

                            TAX-FAVORED        CONVENTIONAL
                            RETIREMENT           SAVINGS
                              PROGRAM            ACCOUNT
                            -----------        ------------
Annual amount available
  for savings before
  federal taxes.........      $2,000              $2,000
Current federal income
  tax due on Purchase
  Payments..............           0                (560)
Net retirement
  contribution Purchase
  Payments..............      $2,000              $1,440

This chart assumes a 28% federal income tax rate. The $560 which is paid toward current federal income taxes reduces the actual amount saved in the conventional savings account to $1,440 while the full $2,000 is contributed to the tax-favored program, subject to being taxed upon withdrawal. Stated otherwise, to reach an annual retirement savings goal of $2,000, the contribution to a tax-favored retirement program results in a current out-of-pocket expense of $1,440 while the contribution to a conventional savings account requires the full $2,000 out-of-pocket expense. The tax-favored retirement program represented in this chart is a Section 408(b) individual retirement annuity, which allows the Contract Owner to exclude contributions within limits, from gross income.

YEAR 2000
--------------------------------------------------------------------------------

YEAR 2000 RISKS

Like other organizations and individuals around the world, the Company could be adversely affected if the computer systems used by the Company, as well as by other service providers over which the Company may have no control, do not properly process and calculate date-related information and data from and after January 1, 2000. This is commonly referred to as the "Year 2000 Problem." The Company is taking steps that it believes are reasonably designed to address the Year 2000 Problem with respect to the computer systems the Company uses. The following are some of the initiatives being taken by the Company to deal with the Year 2000 Problem.

- INTERNAL SYSTEMS. The Company has developed a plan to deal with the Year 2000 Problem. This plan includes the five steps that we believe are essential to Year 2000 readiness. The plan includes the following activities: (1) perform an inventory of the Company's information technology and non-information technology systems; (2) assess which items in the inventory may expose the Company to business interruptions caused by the Year 2000 Problem; (3) reprogram or replace systems that are not Year 2000 ready; (4) test systems to prove that they will work correctly into the year 2000; and (5) return the systems to operations. As of December 31, 1998, we have substantially completed all steps with respect to our critical systems.


- EXTERNAL SYSTEMS. The Company has relationships with various third parties that must also be Year 2000 ready. Third parties are companies that provide certain services to the Company. Third parties are different from internal systems in that the Company has less, or no control over their Year 2000 readiness. The Company has developed a plan to review and try to lessen the Year 2000 risks of third parties. As of December 31, 1998, the Company has substantially completed its review of third party Year 2000 risks. The Company intends to test critical third party Year 2000 readiness throughout 1999.



- CONTINGENCY PLANS. The Company has begun contingency planning to reduce the risk associated with the Year 2000 Problem. The contingency plans for third party relationships include the following activities: (1) evaluate the consequences of any failures associated with the Year 2000 Problem; (2) determine the chance of a Year 2000-related failure; (3) develop an action plan to complete contingency plans for those systems that rank high in both impact of failure and chance of failure; and (4) complete any action plans.



Contingency plans were substantially completed by April 30, 1999.



RISKS AND UNCERTAINTIES. Based on the above, the Company believes that it will experience, at most, isolated and minor disruptions of business systems on and after January 1, 2000. These disruptions are not expected to have a material effect on the Company's operations or financial condition. However, it is impossible to know exactly how the Year 2000 Problem will affect the Company or A.G. Separate Account A. In addition, third party Year 2000 Problems and any Year 2000 problems associated with investments in foreign markets, may have a significant impact on the Company and/or A.G. Separate Account A.



Through May, 1999, the Company has incurred and expensed over $1.4 million (pretax) related to Year 2000 readiness. The Company currently anticipates that it will incur future costs of approximately $118,000 (pretax), to maintain Year 2000 readiness, and complete Year 2000 work on non-critical systems and third party relationships. In addition, the Company accelerated the planned replacement of certain systems as part of the Company's Year 2000 plans.

Please tear off, complete and return the form below to the Annuity Service Center at the address shown on the inside back cover of this Prospectus. A Statement of Additional Information may also be ordered by calling 1-877-888-9859.

 ................................................................................

                                 THE CONTRACTS

Please send me a free copy of the Statement of Additional Information for A.G. Separate Account A (The One Multi-Manager Annuity).

                             (Please Print or Type)

--------------------------------------------------------------------------------

Name:  _____________________________________    Policy # _______________________

Address:  __________________________________

____________________________________________

Social Security Number:  ___________________

--------------------------------------------------------------------------------

                      (This page intentionally left blank)

                CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION


                                                   PAGE
                                                   ----
General Information..............................    3
The Company......................................    3
Marketing Information............................    3
Endorsements and Published Ratings...............    4
Types of Variable Annuity Contracts..............    5
Variable Annuity Contract General Provisions.....    5
Federal Tax Matters..............................    6
    Tax Consequences of Purchase Payments........    6
    Tax Consequences of Distributions............    7
    Special Tax Consequences -- Early
       Distribution..............................    7
    Special Tax Consequences -- Required
       Distributions.............................    8
    Tax Free Rollovers, Transfers and
       Exchanges.................................    8
Calculation of Surrender Charge..................   10
    Illustration of Surrender Charge on Total
       Surrender.................................   10
    Illustration of Surrender Charge on a 10%
       Partial Surrender Followed by a Full
       Surrender.................................   10
Purchase Unit Value..............................   11
    Illustration of Calculation of Purchase Unit
       Value.....................................   11
    Illustration of Purchase of Purchase Units...   11
Performance Calculations.........................   11
    AGSPC Money Market Division Yields...........   11
    Illustration of Calculation of Current Yield
       for AGSPC Money Market Division
       Twenty-Six................................   11
    Illustration of Calculation of Effective
       Yield for AGSPC Money Market Division
       Twenty-Six................................   12
Standardized Yield for Bond Fund Divisions.......   12
    Illustration of Calculation of Standardized
       Yield for Bond Fund Divisions.............   12
    Calculation of Average Annual Total Return...   13
Performance Information..........................   14
    Hypothetical $15,000 Account Value and
       Cumulative Return as Compared to Benchmark
       Tables....................................   14
    Performance Compared to Market Indices.......   14
    AGSPC Money Market Fund Division Twenty-Six..   16
    AIM V.I. International Equity Fund Division
       Twenty-One................................   16



                                                   PAGE
                                                   ----
    AIM V.I. Value Fund Division Twenty..........   17
    Franklin Small Cap Investments Fund -- Class
       2 Division Twenty-Three...................   17
    One Group Investment Trust Balanced Portfolio
       Performance Division Nine.................   18
    One Group Investment Trust Bond Portfolio
       Division Eight............................   18
    One Group Investment Trust Diversified Equity
       Portfolio Division One....................   19
    One Group Investment Trust Diversified Mid
       Cap Portfolio Division Six................   19
    One Group Investment Trust Equity Index
       Portfolio Division Two....................   20
    One Group Investment Trust Government Bond
       Portfolio Division Seven..................   20
    One Group Investment Trust Large Cap Growth
       Portfolio Division Three..................   21
    One Group Investment Trust Mid Cap Growth
       Portfolio Division Five...................   21
    One Group Investment Trust Mid Cap Value
       Portfolio Division Four...................   22
    Oppenheimer High Income Fund/VA Division
       Twenty-Five...............................   22
    Templeton Developing Markets Fund -- Class 2
       Division Twenty-Four......................   23
    Van Kampen Emerging Growth Portfolio Division
       Twenty-Two................................   23
    Van Kampen Enterprise Portfolio Division
       Twenty-Seven..............................   24
    Payout Payments..............................   25
    Assumed Investment Rate......................   25
    Amount of Payout Payments....................   25
    Payout Unit Value............................   25
    Illustration of Calculation of Payout Unit
       Value.....................................   26
    Illustration of Payout Payments..............   26
Distribution of Variable Annuity Contracts.......   27
Experts..........................................   27
Comments on Financial Statements.................   27

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 FOR ADDITIONAL INFORMATION ABOUT THE CONTRACTS

                      CONTACT THE ANNUITY SERVICE CENTER:

         P.O. Box 4342                     2727-A Allen Parkway
   Houston, Texas 77210-4342     or        Houston, Texas 77019
                                              1-877-888-9859


                   AMERICAN GENERAL ANNUITY INSURANCE COMPANY
                    2929 ALLEN PARKWAY, HOUSTON, TEXAS 77019
                                 1-877-888-9859
                FOR UNIT VALUE INFORMATION CALL: 1-877-888-9859
             FOR ASSET TRANSFERS BY TELEPHONE CALL: 1-877-888-9859
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

--AMERCAN GENERAL LOGO--

         AMERICAN GENERAL ANNUITY
         INSURANCE COMPANY

         Executive Offices: Houston, Texas

         Annuity Service Center:
         2727-A Allen Parkway
         Houston, Texas 77019
         1-877-888-9859

                   AMERICAN GENERAL ANNUITY INSURANCE COMPANY

                            A.G. SEPARATE ACCOUNT A
                    UNITS OF INTEREST UNDER FLEXIBLE PREMIUM
            INDIVIDUAL FIXED AND VARIABLE DEFERRED ANNUITY CONTRACTS
                      THE ONE(R) MULTI-MANAGER ANNUITY SM

      --------------------------------------------------------------------
                      STATEMENT OF ADDITIONAL INFORMATION
      --------------------------------------------------------------------

                                FORM N-4 PART B

                                 AUGUST 2, 1999



This Statement of Additional Information is not a prospectus but contains information in addition to that set forth in the prospectus for the Flexible Premium Individual Fixed and Variable Deferred Annuity Contracts dated August 2, 1999 (the "Contracts") and should be read in conjunction with the prospectus. The terms used in this Statement of Additional Information have the same meaning as those set forth in the prospectus. A prospectus may be obtained by calling or writing the Company, at 2727-A Allen Parkway, Houston, Texas 77019; 1-877-888-9859. Prospectuses are also available from registered sales representatives.

                CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION


                                                   PAGE
                                                   ----
General Information..............................    3
The Company......................................    3
Marketing Information............................    3
Endorsements and Published Ratings...............    4
Types of Variable Annuity Contracts..............    5
Variable Annuity Contract General Provisions.....    5
Federal Tax Matters..............................    6
    Tax Consequences of Purchase Payments........    6
    Tax Consequences of Distributions............    7
    Special Tax Consequences -- Early
       Distribution..............................    7
    Special Tax Consequences -- Required
       Distributions.............................    8
    Tax Free Rollovers, Transfers and
       Exchanges.................................    8
Calculation of Surrender Charge..................   10
    Illustration of Surrender Charge on Total
       Surrender.................................   10
    Illustration of Surrender Charge on a 10%
       Partial Surrender Followed by a Full
       Surrender.................................   10
Purchase Unit Value..............................   11
    Illustration of Calculation of Purchase Unit
       Value.....................................   11
    Illustration of Purchase of Purchase Units...   11
Performance Calculations.........................   11
    AGSPC Money Market Division Yields...........   11
    Illustration of Calculation of Current Yield
       for AGSPC Money Market Division
       Twenty-Six................................   11
    Illustration of Calculation of Effective
       Yield for AGSPC Money Market Division
       Twenty-Six................................   12
Standardized Yield for Bond Fund Divisions.......   12
    Illustration of Calculation of Standardized
       Yield for Bond Fund Divisions.............   12
    Calculation of Average Annual Total Return...   13
Performance Information..........................   14
    Hypothetical $15,000 Account Value and
       Cumulative Return as Compared to Benchmark
       Tables....................................   14
    Performance Compared to Market Indices.......   14
    AGSPC Money Market Fund Division Twenty-Six..   16
    AIM V.I. International Equity Fund Division
       Twenty-One................................   16



                                                   PAGE
                                                   ----
    AIM V.I. Value Fund Division Twenty..........   17
    Franklin Small Cap Investments Fund -- Class
       2 Division Twenty-Three...................   17
    One Group Investment Trust Balanced Portfolio
       Performance Division Nine.................   18
    One Group Investment Trust Bond Portfolio
       Division Eight............................   18
    One Group Investment Trust Diversified Equity
       Portfolio Division One....................   19
    One Group Investment Trust Diversified Mid
       Cap Portfolio Division Six................   19
    One Group Investment Trust Equity Index
       Portfolio Division Two....................   20
    One Group Investment Trust Government Bond
       Portfolio Division Seven..................   20
    One Group Investment Trust Large Cap Growth
       Portfolio Division Three..................   21
    One Group Investment Trust Mid Cap Growth
       Portfolio Division Five...................   21
    One Group Investment Trust Mid Cap Value
       Portfolio Division Four...................   22
    Oppenheimer High Income Fund/VA Division
       Twenty-Five...............................   22
    Templeton Developing Markets Fund -- Class 2
       Division Twenty-Four......................   23
    Van Kampen Emerging Growth Portfolio Division
       Twenty-Two................................   23
    Van Kampen Enterprise Portfolio Division
       Twenty-Seven..............................   24
    Payout Payments..............................   25
    Assumed Investment Rate......................   25
    Amount of Payout Payments....................   25
    Payout Unit Value............................   25
    Illustration of Calculation of Payout Unit
       Value.....................................   26
    Illustration of Payout Payments..............   26
Distribution of Variable Annuity Contracts.......   27
Experts..........................................   27
Comments on Financial Statements.................   27

                              GENERAL INFORMATION

THE COMPANY

     American General Annuity Insurance Company develops, markets, and issues annuity products through niche distribution channels. We market single-premium deferred annuities to the savings and retirement markets, flexible-premium deferred annuities to the tax-qualified retirement market, and single-premium immediate annuities to the structured settlement and retirement markets. The Company distributes its annuity products primarily through financial institutions, general agents, and specialty brokers. As of December 31, 1998, the Company had over $16 billion in assets.

     The Company is licensed to do business in 47 states, Puerto Rico and the District of Columbia and is incorporated in the state of Texas. We are a wholly-owned subsidiary of Western National Corporation. Western National Corporation is a wholly-owned subsidiary of AGC Life Insurance Company, a subsidiary of American General Corporation. Effective February 25, 1998, we changed our name from Western National Life Insurance Company to American General Annuity Insurance Company. Our executive offices are located at 2929 Allen Parkway, Houston, TX 77019.

MARKETING INFORMATION

     The Company may, from time to time, refer to itself in certain marketing materials as American General Annuity. Furthermore, the Company may, from time to time, refer to American General Retirement Services. American General Retirement Services is a financial reporting segment of American General Corporation. The Company and The Variable Annuity Life Insurance Company are the two insurance companies that constitute American General Retirement Services.

     The Company may compare the performance of certain Divisions to the S&P 500 Index, S&P 500 & Lehman Brothers Aggregate Index, Lipper Variable Annuity Flex Portfolio IX, Lipper Variable Annuity Mid-Cap Index, Salomon Brothers 1-10 Yr. Treasury Index, Europe, Australia and Far East Index, ("EAFE") or any other appropriate market index. The indexes are not managed funds and have no identifiable investment objectives.

     The Company, in its marketing efforts, may refer from time-to-time to portfolio rebalancing and or asset allocation for certain Divisions of A.G. Separate Account A.

     The Company, in its marketing efforts, may also refer to the following investment advisers referenced in the Prospectus.

     The Company may, from time to time, refer to A I M Advisors, Inc. (AIM), a wholly owned subsidiary of A I M Management Group (AIM Management), as investment adviser to the AIM V.I. International Equity Fund (underlying Division Twenty-One) and the AIM V.I. Value Fund (underlying Division Twenty). AIM has acted as an investment advisor since its organization in 1976. Today, AIM, together with its subsidiaries, advises or manages over 110 investment portfolios encompassing a broad range of investment objectives.

     The Company may from time-to-time refer to One Group(R) Investment Trust and/or Banc One Investment Advisors Corporation as investment adviser to One Group Investment Trust Balanced Portfolio (underlying Division Nine), One Group Investment Trust Bond Portfolio (underlying Division Eight), One Group Investment Trust Diversified Equity Portfolio (underlying Division One), One Group Investment Trust Diversified Mid Cap Portfolio (underlying Division Six), One Group Investment Trust Equity Index Portfolio (underlying Division Two), One Group Investment Trust Government Bond Portfolio (underlying Division Eight), One Group Investment Trust Large Cap Growth Portfolio (underlying Division Three), One Group Investment Trust Mid Cap Growth Portfolio (underlying Division
Five) and One Group Investment Trust Mid Cap Value Portfolio (underlying Division Four). Banc One Investment Advisors has served as investment advisor to One Group Investment Trust since its inception. In addition, Banc One Investment Advisors serves as investment advisor to other mutual funds and individual corporate, charitable, and retirement accounts. As of December 31, 1998, Banc One Investment Advisors, an indirect wholly-owned subsidiary of BANK ONE CORPORATION, managed over $59 billion in assets.

     The Company may, from time-to-time refer to OppenheimerFunds, Inc. (OppenheimerFunds) as investment adviser to the Oppenheimer High Income Fund/VA (underlying Division Twenty-Five). Oppenheimer is one of the largest and most respected investment managers in the mutual fund business. Founded in 1959, Oppenheimer (and its subsidiary) manages more than $85 billion in more than million mutual fund accounts as of August 1,

1998. Oppenheimer advises a broad range of mutual funds, covering the risk/reward spectrum while combining discipline, collective insight and individual accountability into its investment process.


     The Company may, from time to time refer to Franklin Advisers, Inc., as investment adviser to the Franklin Small Cap Investments Fund -- Class 2 (underlying Division Twenty-Three) and Templeton Asset Management Ltd., as investment advisor to the Templeton Developing Markets Fund -- Class 2 (underlying Division Twenty-Four). FranklinTempleton(R) has served investors for more than fifty years, having grown from a small family of funds to a global financial services leader. Today, FranklinTempleton serves more than 7 million shareholders, who, as of June 30, 1999, have entrusted FranklinTempleton with more than $228 billion in assets.



     The Company may, from time-to-time refer to Van Kampen Asset Management Inc. (Van Kampen) as investment adviser to the Van Kampen Emerging Growth Portfolio (underlying Division Twenty-Two) and Van Kampen Enterprise Portfolio (underlying Division Twenty-Seven). Van Kampen is a recognized leader in global investing. Van Kampen is an affiliate of Morgan Stanley Dean Witter & Co., which has 40 offices and nearly 12,000 employees worldwide. Furthermore, Van Kampen has an unparalleled global infrastructure that supports its services in 65 countries. This broad network enables Van Kampen to recognize opportunities as they arise and, more importantly, to act on them quickly.



     The Company may, from time-to-time refer to The Variable Annuity Life Insurance Company (VALIC) as investment adviser to the American General Series Portfolio Company (AGSPC) Money Market Fund (underlying Division Twenty-Six). VALIC, a stock life insurance company, has been in the investment advisory business since 1960. VALIC as of June 30, 1998, had over $8.5 billion in assets under management. VALIC, along with the Company, is a member of the American General Corporation group of companies.


     The Company may, from time-to-time compare the performance of the funds that serve as investment vehicles for the Contract to the performance of certain market indices. These indices are described in the "Performance Information" Section of this Statement of Additional Information.

ENDORSEMENTS AND
PUBLISHED RATINGS

     Also from time to time, the rating of the Company as an insurance company by A. M. Best may be referred to in advertisements or in reports to Contract Owners. Each year the A. M. Best Company reviews the financial status of thousands of insurers, culminating in the assignment of Best's Ratings. These ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Best's Ratings range from A++ to F.

     In addition, the claims-paying ability of the Company as measured by the Standard and Poor's Ratings Group may be referred to in advertisements or in reports to Contract Owners. A Standard and Poor's insurance claims-paying ability rating is an assessment of an operating insurance company's financial capacity to meet the obligations of its insurance policies in accordance with their terms. Standard and Poor's ratings range from AAA to D.

     Further, from time to time the Company may refer to Moody's Investor's Service's rating of the Company. Moody's Investor's Service's financial strength ratings indicate an insurance company's ability to discharge senior policyholder obligations and claims and are based on an analysis of the insurance company and its relationship to its parent, subsidiaries and affiliates. Moody's Investor's Service's ratings range from Aaa to C.

     The Company may additionally refer to its Duff & Phelp's rating. A Duff & Phelp's rating is an assessment of a company's insurance claims paying ability. Duff & Phelp's ratings range from AAA to CCC.

     Ratings relate to the claims paying ability of the Company's General Account and not the investment characteristics of the Separate Account.

     The Company may from time to time, refer to Lipper Analytical Services Incorporated ("Lipper"), Morningstar, Inc. ("Morningstar") and CDA/Wiesenberger Investment Companies (CDA/Wiesenberger) when discussing the performance of its Divisions. Lipper, Morningstar and CDA/Wiesenberger are leading publishers of statistical data about the investment company industry in the United States.

     The Company may, from time to time, refer to The Variable Annuity Research & Data Services (VARDS) Report. The VARDS Report offers monthly analysis of the variable annuity industry, including marketing and performance information.

     Finally, the Company will utilize as a comparative measure for the performance of its Funds the Consumer Price Index ("CPI"). The CPI is a measure of change in consumer prices, as determined in a monthly survey of the U.S. Bureau of Labor Statistics. Housing costs, transportation, food, electricity, changes in taxes and labor costs are among the CPI components. The CPI provides a tool for determining the impact of inflation on an individual's purchasing power.

TYPES OF VARIABLE ANNUITY
CONTRACTS

     The Contracts offered in connection with the prospectus to which this Statement of Additional Information relates, are flexible payment deferred annuity contracts.

     Under flexible payment Contracts, Purchase Payments generally are made until retirement age is reached. However, no Purchase Payments are required to be made after the first payment. Purchase Payments are subject to any minimum payment requirements under the Contract. Purchase Payments are invested and accumulate on a fixed or variable basis until the date the Contract Owner selects to commence annuity payments.

     The majority of these Contracts will be sold to individuals in the Non-Qualified market. A smaller number of these contracts will be sold in the Qualified market through certain IRA situations.

     The Contracts are non-participating and will not share in any of the profits of the Company.

VARIABLE ANNUITY CONTRACT GENERAL PROVISIONS

     THE CONTRACT: The entire Contract consists of the Contract, the Application, if any, and any riders or endorsements attached to the Contract. The Contract may be changed or altered only by an authorized officer of the Company. A change or alteration must be made in writing.

     MINIMUM CONTRACT VALUE: If the minimum Contract Value falls below the minimum Contract Value shown in the Contract, then the Company reserves the right to surrender the Contract and pay the Contract Value to the Owner.

     MISSTATEMENT OF AGE OR SEX: If the Age or sex of any Annuitant has been misstated, any Annuity benefits payable will be the Annuity benefits provided by the correct Age or sex. After Annuity Payments have begun, any underpayments will be made up in one sum with the next Annuity Payment. Any overpayments will be deducted from future Annuity Payments until the total is repaid.

     INCONTESTABILITY: The Contract is incontestable.

     MODIFICATION: The Contract may be modified in order to maintain compliance with applicable state and federal law. When required, the Company will obtain the Owner's approval of changes and gain approval from appropriate regulatory authorities.

     NON-PARTICIPATING: The Contract will not share in any distribution of dividends.

     EVIDENCE OF SURVIVAL: The Company may require satisfactory evidence of continued survival of any person(s) on whose life Annuity Payments are based.

     PROOF OF AGE: The Company may require evidence of Age of any Annuitant or Owner.

     PROTECTION OF PROCEEDS: To the extent permitted by law, death benefits and Annuity Payments shall be free from legal process and the claim of any creditor if the person is entitled to them under the Contract. No payment and no amount under the Contract can be taken or assigned in advance of its payment date unless the Company receives the Owner's written consent.

     REPORTS: At least once each calendar year, the Company will furnish the Owner with a report showing the Contract Value as of a date not more than four months prior to the date of mailing, and will provide any other information as may be required by law.

     TAXES: Any taxes paid to any governmental entity relating to the Contract will be deducted from the Purchase Payment or Contract Value when incurred. The Company will, in its sole discretion, determine when taxes have resulted from: the investment experience of the Separate Account; receipt by the Company of the Purchase Payments; or commencement of Annuity Payments. The Company may, in its sole discretion, pay taxes when due and deduct that amount from the Contract Value at a later date. Payment at an earlier date does not waive any right the Company may have to deduct amounts at a later date. While the Company is not currently maintaining a provision for federal income taxes with respect to the Separate Account, the Company has reserved the right to establish a provision for income taxes if it determines, in its sole discretion, that it will incur a tax as a result of the operation of the Separate Account. The Company will deduct for any income taxes incurred by it as a result of the operation of the Separate Account whether or not there was a provision for taxes and whether or not it was sufficient. The Company will deduct any withholding taxes required by applicable law.

     REGULATORY REQUIREMENTS: All values payable under the Contract, including any paid-up annuity, cash withdrawal or death benefits that may be available, will not be less than the minimum benefits required by the laws and regulations of the state in which the Contract is delivered.

FEDERAL TAX MATTERS

     This Section summarizes the major tax consequences of contributions, payments, and withdrawals under the Contracts, during life and at death.

TAX CONSEQUENCES OF PURCHASE PAYMENTS

     408(b) Individual Retirement Annuities ("408(b) IRAs"). Annual tax-deductible contributions for 408(b) IRA Contracts are limited to the lesser of $2,000 or 100% of compensation, and generally fully deductible only by individuals who:

(i)   are not active participants in another
retirement plan, and are not married;

(ii)  are not active participants in another
retirement plan, are married, but either (a) the spouse is not an active participant in another retirement plan, or (b) the spouse is an active participant, but the couple's adjusted gross income does not exceed $150,000.

(iii) are active participants in another retirement plan, are unmarried, and have adjusted gross income of $30,000 or less ($25,000 or less prior to 1998; adjusted upward for inflation after 1998); or

(iv) are active participants in another retirement plan, are married, and have adjusted gross income of $50,000 or less ($40,000 or less prior to 1998; adjusted upward for inflation after 1998).

     Active participants in other retirement plans whose adjusted gross income exceeds the limits in (ii), (iii) or (iv) by less than $10,000 are entitled to make deductible 408(b) IRA contributions in proportionately reduced amounts. If a 408(b) IRA is established for a nonworking spouse who has no compensation, the annual tax-deductible Purchase Payments for both spouses' Contracts cannot exceed the lesser of $4,000 or 100% of the working spouse's earned income, and no more than $2,000 may be contributed to either spouse's IRA for any year.

     You may be eligible to make nondeductible IRA contributions of an amount equal to the excess of:

(i) the lesser of $2,000 ($4,000 for you and your spouse's IRA) or 100% of compensation, over

(ii)  your applicable IRA deduction limit.

     You may also make rollover contributions to an IRA of eligible rollover amounts from other qualified plans and contracts. See Tax-Free Rollovers, Transfers and Exchanges.

     408A "Roth" Individual Retirement Annuities ("408A "Roth" IRAs"). After 1997, annual nondeductible contributions for 408A "Roth" IRA Contracts are limited to the lesser of $2,000 or 100% of compensation, and may be made only by individuals who:

     (i)   are unmarried and have adjusted gross
           income of $95,000 or less; or

     (ii)  are married and filing jointly and have
           adjusted gross income of $150,000 or less.

     The available nondeductible 408A "Roth" IRA contribution is reduced proportionately to zero where adjusted gross income exceeds the limit in (i) by less than $15,000, or the limit in (ii) by less than $10,000. Similarly, individuals who are married and filing separately and whose adjusted gross income is less than $10,000 may make a contribution to a Roth IRA of a portion of the otherwise applicable $2,000 or 100% of compensation limit.

     All contributions to 408(b) IRAs, traditional nondeductible IRAs and 408A "Roth" IRAs must be aggregated for purposes of the $2,000 annual contribution limit.

     SEP. Employer contributions under a SEP are made to a separate individual retirement account or annuity established for each participating employee, and generally must be made at a rate representing a uniform percentage of participating employees' compensation. Employer contributions are excludable from employees' taxable income and, after 1993, cannot exceed the lesser of $30,000 or 15% of your compensation.

     Through 1996, employees of certain small employers (other than tax-exempt organizations) were permitted to establish plans allowing employees to contribute pre tax, on a salary reduction basis, to the SEP. These salary reduction contributions may not exceed $7,000, indexed for inflation in later years. Such plans, if established by December 31, 1996, may still allow employees to make these contributions.

     SIMPLE IRA. Employer and employee contributions under a SIMPLE Retirement Account Plan are made to a separate individual retirement account or annuity for each employee. Employee salary reduction contributions cannot exceed $6,000 in any year. Employer contributions can be a matching or a nonelective contribution of a percentage as specified in the Code. Only employers with 100 or fewer employees can maintain a SIMPLE IRA plan, which must also be the only plan the employer maintains.

     Non-Qualified Contracts. Purchase Payments made under Non-Qualified Contracts are neither excludible from the gross income of the Contract Owner nor deductible for tax purposes. However, any increase in the Purchase Unit Value of a Non-Qualified Contract resulting from the investment performance of AGA Separate Account A is not taxable to the Contract Owner until received by him. Contract Owners that are not natural persons, however, are currently taxable on any annual increase in the Purchase Unit Value attributable to Purchase Payments made after February 28, 1986 to such Contracts.

TAX CONSEQUENCES OF DISTRIBUTIONS

     408(b) IRA, SEPs and SIMPLE IRAs. Distributions are generally taxed as ordinary income to the recipient. Rollovers from an IRA to a Roth IRA, and conversions of an IRA to a Roth IRA, where permitted, are generally taxable in the year of the rollover or conversion. Such rollovers of conversions completed in 1998 are generally eligible for pro-rata federal income taxation over four years. Individuals with adjusted gross income over $100,000 are generally ineligible for such conversions, regardless of marital status, as are married individuals who file separately.

     408A "Roth" IRAs. "Qualified" distributions upon attainment of age 59 1/2, death, disability or for first-time homebuyer expenses are tax-free as long as five or more years have passed since the first contribution to the taxpayer's first 408A "Roth" IRA. The five-year holding period may be different for determining whether a distribution allowable to a conversion contribution is subject to the 10% penalty tax. Qualified distributions may be subject to state income tax in some states. Other distributions are generally taxable to the extent that the distribution exceeds purchase payments.

     Non-Qualified Contracts. Partial redemptions from a Non-Qualified Contract purchased after August 13, 1982 (or allocated to post-August 13, 1982 Purchase Payments under a pre-existing Contract), generally are taxed as ordinary income to the extent of the accumulated income or gain under the Contract if they are not received as an annuity. Partial redemptions from a Non-Qualified Contract purchased before August 14, 1982 are taxed only after the Contract Owner has received all of his pre-August 14, 1982 investment in the Contract. The amount received in a complete redemption of a Non-Qualified Contract (regardless of the date of purchase) will be taxed as ordinary income to the extent that it exceeds the Contract Owner's investment in the Contract. Two or more Contracts purchased from the Company (or an affiliated company) by a Contract Owner within the same calendar year, after October 21, 1988, are treated as a single Contract for purposes of measuring the income on a partial redemption or complete surrender.

     When payments are received as an annuity, the Contract Owner's investment in the Contract is treated as received ratably and excluded ratably from gross income as a tax-free return of capital, over the expected payment period of the annuity. Individuals who begin receiving annuity payments on or after January 1, 1987 can exclude from income only their unrecovered investment in the Contract. Upon death prior to recovering tax-free their entire investment in the Contract, such individuals generally are entitled to deduct the unrecovered amount on their final tax return.

SPECIAL TAX CONSEQUENCES -- EARLY DISTRIBUTION

     408(b) IRAs, SEPs and SIMPLE IRAs. Taxable distributions received before the recipient attains age 59 1/2 generally are subject to a 10% penalty tax in addition to regular income tax. Distributions on account of the following generally are excepted from this penalty tax:

(1) death;

(2) disability;

(3) separation from service at any age if the distribution is in the form of substantially equal periodic payments over the life (or life expectancy) of the Contract Owner (or the Contract Owner and Beneficiary); and

(4) distributions which do not exceed the employee's tax-deductible medical expenses for the taxable year of receipt.

     Certain distributions from a SIMPLE IRA within two years after first participating in the plan may be subject to a 25% penalty, rather than a 10% penalty.

     After 1997, distributions from 408(b) IRAs on account of the following additional reasons are also excepted from this penalty tax:

(5) distributions up to $10,000 (in the aggregate) to cover costs of acquiring, constructing or reconstructing the residence of a first-time homebuyer;

(6) distributions to cover certain costs of higher education, such as tuition, fees, books, supplies and equipment, for the IRA owner, a spouse, child or grandchild; and

(7) distributions to cover certain medical care or long-term care insurance premiums, for individuals who have received federal or state unemployment compensation for 12 consecutive months.

     408A "Roth" IRAs. Distributions, other than "qualified" distributions where the five-year holding rule is met, are generally subject to the same 10% penalty tax and exceptions as other IRAs.

SPECIAL TAX CONSEQUENCES -- REQUIRED
DISTRIBUTIONS

     408(b) IRAs, SEPs and SIMPLE IRAs. Generally, minimum required distributions must commence no later than April 1 of the calendar year following the calendar year in which the owner attains age 70 1/2. Required distributions must be made over a period that does not exceed the life or life expectancies of the owner (or lives or joint life expectancies of the owner and Beneficiary). The minimum amount payable can be determined several different ways. A penalty tax of 50% is imposed on the amount by which the minimum required distribution in any year exceeds the amount actually distributed in that year.

     At the owner's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin within 1 year of death and be paid over the life or life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must continue at least as rapidly as under the method elected by the owner and in effect at the time of death.

     A Contract Owner generally may aggregate his or her IRAs for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such contracts or accounts, unless the contract or account otherwise provides.

     408A "Roth" IRAs. Minimum distribution requirements generally applicable to 408(b) IRAs, SEPs and Simple IRAs do not apply to 408A "Roth" IRAs during the owner's lifetime, but generally do apply after the owner's death.

     A beneficiary generally may aggregate his or her Roth IRAs inherited from the same decedent for purposes of satisfying these requirements, and withdraw the required distribution in any combination from such contracts or accounts, unless the contract or account otherwise provides.

     Non-Qualified Contracts. Tax laws do not require commencement of distributions from Non-Qualified Contracts at any particular time during the Owner's lifetime, provided that the Owner is a natural person, and generally do not limit the duration of annuity payments.

     At the Contract Owner's death before payout has begun, Contract amounts generally either must be paid to the Beneficiary within 5 years, or must begin within 1 year of death and be paid over the life or life expectancy of the Beneficiary. If death occurs after commencement of (but before full) payout, distributions generally must continue at least as rapidly as under the method elected by the Contract Owner's at the time of death.

TAX-FREE ROLLOVERS, TRANSFERS AND EXCHANGES

     408(b) IRAs. Funds may be rolled over tax-free to a 408(b) IRA Contract, from a 403(b) Annuity or 401(a) or 403(a) Qualified Plan, under certain conditions. These amounts may subsequently be rolled over on a tax-free basis to another 403(b) Annuity or 401(a) or 403(a) Qualified Plan from this "conduit" IRA if no additional contributions have been made to that IRA. In addition, tax-free rollovers may be made from one 408(b) IRA (other than a Roth IRA) to another provided that no more than one such rollover is made during any twelve-month period.

     408A "Roth" IRAs. Funds may be transferred tax-free from one 408A "Roth" IRA to another. Funds in a 408(b) IRA may be rolled in a taxable transaction to a 408A "Roth" IRA by individuals who:

 (i) have adjusted gross income of $100,000 or less, whether single or married filing jointly; and

(ii) are not married filing separately.

     Special, complicated rules governing holding periods, avoidance of the 10% penalty tax and ratable recognition of 1998 income also apply to rollovers from 408(b) IRAs to 408A "Roth" IRAs, and may be subject to further modification by Congress. You should consult your tax advisor regarding the application of these rules.

     SEPs. Funds may be rolled over tax free from one SEP IRA only to another 408(b) IRA.

     Non-Qualified Contracts. Certain of the Non-Qualified single payment deferred annuity Contracts permit the Contract Owner to exchange the Contract for a new deferred annuity contract prior to the commencement of annuity payments. The exchange of one annuity contract for another is a tax-free transaction under Section 1035, but is reportable to the IRS.

                        CALCULATION OF SURRENDER CHARGE

     The surrender charge is discussed in the Prospectus under "Fees and Charges -- Surrender Charge." Examples of calculation of the Surrender Charge upon total and partial surrender are set forth below:

              ILLUSTRATION OF SURRENDER CHARGE ON TOTAL SURRENDER

     Example 1.

              DATE                                   TRANSACTIONS                       AMOUNT
              ----                                   ------------                       ------
2/1/92..........................  Purchase Payment                                     $15,000
2/1/93..........................  Purchase Payment                                       5,000
2/1/94..........................  Purchase Payment                                      15,000
2/1/95..........................  Purchase Payment                                       2,000
2/1/96..........................  Purchase Payment                                       3,000
2/1/97..........................  Purchase Payment                                       4,000
7/1/97..........................  Total Purchase Payments (Assumes
                                  Account Value is $50,000)                             44,000

     Assume the Account Value at the time of full withdrawal is $50,000 (7/1/97). 10% of $50,000 ($5,000) is not subject to Surrender Charge.

     The total Surrender Charge is:

    (15,000 - 5,000) * 2% + 5,000 * 4% + 15,000 * 5% + 2,000 * 5% + 3,000
    * 7% + 4,000 * 7% = $1,740.

 ILLUSTRATION OF SURRENDER CHARGE ON A 10% PARTIAL SURRENDER FOLLOWED BY A FULL
                                   SURRENDER

     Example 2. Assumes No Interest Earned.

              DATE                                   TRANSACTIONS                       AMOUNT
              ----                                   ------------                       ------
2/1/92..........................  Purchase Payment                                     $15,000
2/1/93..........................  Purchase Payment                                       5,000
2/1/94..........................  Purchase Payment                                      15,000
2/1/95..........................  Purchase Payment                                       2,000
2/1/96..........................  Purchase Payment                                       3,000
2/1/97..........................  Purchase Payment                                       4,000
7/1/97..........................  10% Partial Surrender                                  3,900
                                  (Assumes Account Value is $39,000)
8/1/97..........................  Full Surrender

a. Since this is the first partial surrender in this contract year, calculate free withdrawal amount (10% of the value as of the date of withdrawal)
   10% * $44,000 = $4,400 (no charge on this 10% withdrawal)

b. The Account Value upon which Surrender Charge on the Full Surrender may be calculated is
   $44,000 -- $4,400 = $39,600

c. The Surrender Charge is
   (15,000 -- 4,400) * 2% + 5,000 * 4% + 15,000 * 5% + 2,000 * 5% + 3,000 * 7%
   + 4,000 * 7% = $1,752.

                              PURCHASE UNIT VALUE

     The calculation of Purchase Unit value is discussed in the Prospectus under "Purchase Period." The following illustrations show a calculation of a new Unit value and the purchase of Purchase Units (using hypothetical examples):

               ILLUSTRATION OF CALCULATION OF PURCHASE UNIT VALUE

     Example 3.

    1. Purchase Unit value, beginning of
       period...............................  $  1.800000
    2. Value of Fund share, beginning of
       period...............................  $ 21.200000
    3. Change in value of Fund share........  $   .500000
    4. Gross investment return (3)/(2)......      .023585
    5. Daily separate account fee*..........      .000025
                                              -----------
         *Mortality and expense risk fee and
          administration and distribution
          fee of 0.90% per annum used for
          illustrative purposes.
    6. Net investment return (4)-(5)........      .023560
                                              -----------
    7. Net investment factor 1.000000+(6)...     1.023560
                                              -----------
    8. Purchase Unit value, end of period
       (1)X(7)..............................     1.842408
                                              -----------

   ILLUSTRATION OF PURCHASE OF PURCHASE UNITS (ASSUMING NO STATE PREMIUM TAX)

     Example 4.

    1. First Periodic Purchase Payment..........................  $  100.00
    2. Purchase Unit value on effective date of purchase (see
       Example 3)...............................................  $1.800000
    3. Number of Purchase Units purchased (1)/(2)...............     55.556
    4. Purchase Unit value for valuation date following purchase
       (see Example 3)..........................................  $1.842408
                                                                  ---------
    5. Value of Purchase Units in account for valuation date
       following purchase (3)X(4)...............................  $  102.36
                                                                  ---------

                            PERFORMANCE CALCULATIONS


                       AGSPC MONEY MARKET DIVISION YIELDS



  ILLUSTRATION OF CALCULATION OF CURRENT YIELD FOR AGSPC MONEY MARKET DIVISION
                                   TWENTY-SIX



     Example 5.



     The current yield quotation based on a seven day period is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Purchase Unit at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return and then multiplying the base period return by 365/7. The 7-Day Current Yield for the AGSPC Money Market Division Twenty-Six will be shown when it becomes available.

 ILLUSTRATION OF CALCULATION OF EFFECTIVE YIELD FOR AGSPC MONEY MARKET DIVISION
                                   TWENTY-SIX


     An effective yield quotation above is computed by determining the net change, exclusive of capital changes, in the value of a hypothetical pre-existing account having a balance of one Purchase Unit at the beginning of the period, subtracting a hypothetical charge reflecting deductions from Contract Owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return and then compounding the base period return by adding 1, raising the sum to a power equal to 365 divided by 7, and subtracting 1 from the result, according to the following formula:

             EFFECTIVE YIELD = [(BASE PERIOD RETURN + 1) 365/7] -1


     The 7-Day Effective Yield for the AGSPC Money Market Division Twenty-Six will be shown when it becomes available.


                   STANDARDIZED YIELD FOR BOND FUND DIVISIONS

   ILLUSTRATION OF CALCULATION OF STANDARDIZED YIELD FOR BOND FUND DIVISIONS

     The standardized yield quotation based on a 30-day period is computed by dividing the net investment income per Purchase Unit earned during the period by the maximum offering price per Unit on the last day of the period, according to the following formula:

                         YIELD = 2 [( a - b + 1)6 - 1]
                                         cd

     Where:

                 a     =   net investment income earned during the period by the Fund attributable to shares owned by the Division

                 b     =   expenses accrued for the period (net of reimbursements)

                 c     =   the average daily number of Purchase Units outstanding
                           during the period

                 d     =   the maximum offering price per Purchase Unit on the last day of the period

     Yield on each Division is earned from dividends declared and paid by the Fund, which are automatically reinvested in Fund shares.

                   CALCULATION OF AVERAGE ANNUAL TOTAL RETURN


     Average Annual Total Return quotations for the 1, 5, and 10 year periods ended December 31, 1997, the date of the most recent balance sheet included in this registration statement, are computed by finding the average annual compounded rates of over the 1, 5, and 10 year periods that would equate the initial amount invested to the ending redeemable value, according to the following formula:


                                 P (1+T)n = ERV

     Where:


                 P     =   a hypothetical initial Purchase Payment of $1,000

                 T     =   average annual total return

                 n     =   number of years

                 ERV   =   redeemable value at the end of the 1, 5 or 10 year periods of a hypothetical $1,000 Purchase Payment made at the
                           beginning of the 1, 5, or 10 year periods (or fractional
                           portion thereof)


     The Company may advertise standardized average annual total return which, includes the surrender charge of up to 7% of Gross Purchase Payments as well as non-standardized average annual total returns which does not include a surrender charge or maintenance fee.


     There is no sales charge for reinvested dividends. All recurring fees have been deducted. For fees which vary with the account size, an account size equal to that of the median account size has been assumed. Ending redeemable value has been determined assuming a complete redemption at the end of the 1, 5 or 10 year period and deduction of all nonrecurring charges at the end of each such period.

                            PERFORMANCE INFORMATION

HYPOTHETICAL $15,000 ACCOUNT VALUE AND CUMULATIVE RETURN AS COMPARED TO BENCHMARKS TABLES.

     The following tables show the Hypothetical $15,000 Account Value and Cumulative Return for certain Divisions as compared to the benchmarks shown.

     These performance calculations for the Divisions, and the methods used for calculating them, are explained in the prospectus. (See "How To Review Investment Performance of Separate Account Divisions" and "Variable Account Options" in the prospectus.)

     These tables compare hypothetical investment performance and percentage changes in Purchase Unit values with the results of several benchmarks, representing unmanaged market indices. The performance information has been added to reflect mortality and expense risk fees and administration fee, net of any expense reimbursements from the Underlying Fund. Surrender charges, maintenance fees and premium taxes are not deducted. The effect of these charges is to reduce total return to a Contract Owner. The comparisons should be considered in light of the investment policies and objectives of the Funds. Rates of return for the Divisions include reinvestment of investment income, including capital gains, interest and dividends. The rates of return on the market indices also have been adjusted to reflect reinvestment of interest and dividends.

     Price returns for the market indices are calculated by subtracting the price level at the beginning of the year from the price level at the end of the year and dividing the difference by the price level at the beginning of the year. To calculate dollar values for the indices' Hypothetical $15,000 Account Value presentation, price index values were substituted for Unit values in the calculation described in the prospectus, and where applicable, dividend yields were then added to determine the total returns applied in the dollar value calculations. Similarly, to calculate Cumulative Return for the indices, the Cumulative Return calculation described in the prospectus for Unit values of the Divisions is used, substituting the Hypothetical $15,000 Account Value at the end of each year for the Purchase Unit Value. No sales load, administrative charges, or any other expenses have been deducted from the index calculations.

     Additionally, the performance of a Division may from time to time be compared with other indices which have been deemed by the Company relevant to the Division.

     These benchmarks do not reflect any charges for investment advisory fees, brokerage commissions or other fees and expenses of the type charged at either the Separate Account or Fund level. Therefore, the comparisons with these benchmarks are of limited use.

     THE PERFORMANCE RESULTS SHOWN IN THIS SECTION ARE NOT AN ESTIMATE OR GUARANTEE OF FUTURE INVESTMENT PERFORMANCE, AND DO NOT REPRESENT THE ACTUAL EXPERIENCE OF AMOUNTS INVESTED BY A PARTICULAR CONTRACT OWNER.

PERFORMANCE COMPARED TO MARKET INDICES


     The performance of the AGSPC Money Market Fund Division Twenty-Six may be compared to the Certificate of Deposit Primary Offering by New York City Banks, 30 Day Index.


     The performance of the AIM V.I. International Equity Fund Division Sixteen may be compared to the Morgan Stanley Capital International ("MSCI") EAFE Index.

     The performance of the AIM V.I. Value Fund Division Twenty may be compared to the Standard & Poor's(R) Corporation ("S&P(R)")* Composite Stock Price Index ("S&P(R) 500 Index").

     The performance of the Franklin Small Cap Investments Fund Division Twenty-Three may be compared to S&P 500 Index and the Russell 2500** Index.

---------------

 * "Standard & Poor's(R)", "S&P(R)", "S&P 500(R)" and S&P MidCap 400(R)" are trademarks of Standard and Poor's ("S&P").

** The "Russell 2500(R) Index", the "Russell 2000(R) Index" and the "Russell
   1000(R) Index" are trademark/ service marks of the Frank Russell Trust Company. Russell(TM) is a trademark of the Frank Russell Trust Company.

     The performance of the One Group Investment Trust Balanced Portfolio Division Nine may be compared to the S&P 500 Index, the Lehman Brothers Intermediate Government/Corporate Bond Index and a blended index of the S&P 500 Index (60%) and the Lipper Intermediate U.S. Government Bond Index (40%).

     The performance of the One Group Investment Trust Bond Portfolio Division Eight may be compared to the Lehman Brothers Aggregate Bond Index.


     The performance of the One Group Investment Trust Diversified Equity Portfolio Division One may be compared to the S&P 500 Index.



     The performance of the One Group Investment Trust Diversified Mid Cap Portfolio Division Six may be compared to the Russell 2500 Index and the S&P 400 Mid Cap Index.


     The performance of the One Group Investment Trust Equity Index Portfolio Division Two may be compared to the S&P 500 Index.

     The performance of the One Group Investment Trust Government Bond Portfolio Division Seven may be compared to the Salomon Brothers 3-7 Year Treasury Index.

     The performance of the One Group Investment Trust Large Cap Growth Division Three may be compared to the S&P 500 Index and the S&P/ BARRA 500 Growth Index.

     The performance of the One Group Investment Trust Mid Cap Growth Portfolio Division Five may be compared to the Russell 2000 Index and the S&P/BARRA Mid Cap 400 Growth Index.

     The performance of the One Group Investment Trust Mid Cap Value Portfolio Division Four may be compared to the S&P 500 Index and the S&P/ BARRA Mid Cap 400 Value Index.

     The performance of the Oppenheimer High Income Fund/VA Division Twenty-Five may be compared to the Merrill Lynch High Yield Master Index.


     The performance of the Templeton Developing Markets Fund Division Twenty-Four may be compared to the MSCI World Index.



     The performance of the Van Kampen Emerging Growth Portfolio Division Twenty-Two may be compared to the Russell 2000 Stock Index and the S&P 400 Mid-Cap Index.


     The performance of the Van Kampen Enterprise Portfolio Division Twenty-Seven may be compared to the S&P 500 Index.


     The Account Value of an assumed $15,000 investment in each of the Divisions is shown in table form herein. This will reflect a deduction for separate account fees (mortality and expense risk fees plus administration and distribution fees minus any applicable reimbursements) and underlying fund charges. This will not reflect any deduction for surrender charges and premium taxes. These charges would further reduce your return. See "How to Review Investment Performance of Separate Account Divisions" in the prospectus for information about how these returns were calculated as well as Standard Average Annual Total Return information that reflects the deduction of all separate account fees and charges.

AGSPC MONEY MARKET FUND DIVISION TWENTY-SIX PERFORMANCE COMPARED TO CERTIFICATE OF DEPOSIT PRIMARY OFFERING BY NEW YORK CITY BANKS, 30 DAY INDEX (PRIMARY CD INDEX)



                       HYPOTHETICAL $15,000 ACCOUNT VALUE


        ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE APRIL 1, 1989



                       AGSPC MONEY MARKET FUND                          PRIMARY
                         DIVISION TWENTY-SIX                            CD INDEX
---------------------------------------------------------------------   --------
04/01/89....................................................  $15,000   $15,000
03/31/90....................................................   16,105    16,263
03/31/91....................................................   17,112    17,509
03/31/92....................................................   17,745    18,336
03/31/93....................................................   18,065    18,872
03/31/94....................................................   18,345    19,365
03/31/95....................................................   18,952    20,168
03/31/96....................................................   19,747    21,139
03/31/97....................................................   20,494    22,104
03/31/98....................................................   21,321    23,169
03/31/99....................................................   22,124    24,225



                               CUMULATIVE RETURN


                         (PERIOD ENDED MARCH 31, 1999)



                                                             10 YEARS   5 YEARS   1 YEAR
                                                             --------   -------   ------
Investment Division*
  AGSPC Money Market Fund Division Twenty-Six..............   47.49%    20.60%    3.77%
  Benchmark Comparison Primary CD Index....................   61.50%    25.10%    4.56%


---------------


* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.


AIM V.I. INTERNATIONAL EQUITY FUND DIVISION TWENTY-ONE PERFORMANCE COMPARED TO MSCI EAFE INDEX.

                       HYPOTHETICAL $15,000 ACCOUNT VALUE
         ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE MAY 5, 1993


                 AIM V.I. INTERNATIONAL EQUITY FUND                     MSCI EAFE
                         DIVISION TWENTY-ONE                              INDEX
---------------------------------------------------------------------   ---------
05/05/93....................................................  $15,000    $15,000
03/31/94....................................................   17,163     16,738
03/31/95....................................................   17,228     17,755
03/31/96....................................................   21,223     19,944
03/31/97....................................................   23,678     20,234
03/31/98....................................................   28,020     23,999
03/31/99....................................................   27,585     25,455


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                              SINCE
                                                            INCEPTION   5 YEARS   1 YEAR
                                                            ---------   -------   ------
Investment Division*
  AIM V.I. International Equity Fund Division
     Twenty-One...........................................   87.42%     63.80%    1.55%
Benchmark Comparison
  MSCI EAFE Index.........................................   69.70%     52.08%    6.06%


---------------


* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.

AIM V.I. VALUE FUND DIVISION TWENTY PERFORMANCE COMPARED TO THE S&P 500 INDEX.

                       HYPOTHETICAL $15,000 ACCOUNT VALUE
         ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE MAY 5, 1993


                         AIM V.I. VALUE FUND                            S&P 500
                           DIVISION TWENTY                               INDEX
---------------------------------------------------------------------   -------
05/05/93....................................................  $15,000   $15,000
03/31/94....................................................   17,523    15,545
03/31/95....................................................   19,268    17,966
03/31/96....................................................   23,781    23,732
03/31/97....................................................   26,551    28,441
03/31/98....................................................   36,867    42,086
03/31/99....................................................   46,796    49,860


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                            SINCE
                                                          INCEPTION   5 YEARS   1 YEAR
                                                          ---------   -------   ------
Investment Division*
  AIM V.I. Value Fund Division Twenty...................   211.97%    167.05%   26.93%
Benchmark Comparison
  S&P 500 Index.........................................   232.40%    220.74%   18.47%


---------------


* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.


FRANKLIN SMALL CAP INVESTMENTS FUND -- CLASS 2 DIVISION TWENTY-THREE PERFORMANCE COMPARED TO THE S&P 500 INDEX AND THE RUSSELL 2500 INDEX

                       HYPOTHETICAL $15,000 ACCOUNT VALUE

         ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE MAY 1, 1998



                                                                              RUSSELL
               FRANKLIN SMALL CAP INVESTMENTS FUND                  S&P 500    2500
                      DIVISION TWENTY-THREE                          INDEX     INDEX
-----------------------------------------------------------------   -------   -------
05/01/98(1).............................................  $15,000   $15,000   $15,000
03/31/99................................................   13,898    17,594    13,644


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                                SINCE
                                                              INCEPTION
                                                              ---------
Investment Division*
  Franklin Small Cap Investments Fund -- Class 2 Division
     Twenty-Three...........................................   (7.35)%
Benchmark Comparison
  S&P 500 Index.............................................   17.29 %
  Russell 2500 Index........................................   (9.04)%


---------------


 * The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.



(1) Because Class 2 shares were not offered until July 30, 1998, performance shown for periods prior to that date represents the historical results of Class 1 shares. Performance of Class 2 shares for periods after July 30, 1998 reflect Class 2's higher annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%.

ONE GROUP INVESTMENT TRUST BALANCED PORTFOLIO PERFORMANCE DIVISION NINE COMPARED TO THE S&P 500 INDEX, LEHMAN BROTHERS INTERMEDIATE GOVERNMENT/CORPORATE BOND INDEX AND A BLENDED INDEX OF THE S&P 500 INDEX (60%) AND LIPPER INTERMEDIATE U.S. GOVERNMENT BOND INDEX (40%).

                       HYPOTHETICAL $15,000 ACCOUNT VALUE

        ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE AUGUST 1, 1994



    ONE GROUP INVESTMENT TRUST BALANCED PORTFOLIO        S&P 500      LEHMAN      BLENDED
                    DIVISION NINE                         INDEX    INTERMEDIATE   INDEX**
------------------------------------------------------   -------   ------------   -------
08/01/94.....................................  $15,000   $15,000     $15,000      $15,000
03/31/95.....................................   15,452    16,714      15,545       16,257
03/31/96.....................................   17,909    22,079      17,031       19,672
03/31/97.....................................   19,549    26,460      17,849       22,347
03/31/98.....................................   25,437    39,153      19,576       29,708
03/31/99.....................................   28,308    46,385      20,863       33,932


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                                SINCE
                                                              INCEPTION   1 YEAR
                                                              ---------   ------
Investment Division*
  One Group Investment Trust Balanced Portfolio Division
     Nine...................................................    88.72%    11.29%
Benchmark Comparison
  S&P 500 Index.............................................   209.24%    18.47%
  Lehman Brothers Intermediate Government Corp. Bond
     Index..................................................    39.08%     6.57%
  Blended Index**...........................................   126.21%    14.22%


---------------


 * The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.



** The Blended Index consists of: 60% in the S&P 500 Index and 40% in the Lipper
   Intermediate U.S. Government Bond Index.


ONE GROUP INVESTMENT TRUST BOND PORTFOLIO (1) DIVISION EIGHT PERFORMANCE COMPARED TO THE LEHMAN BROTHERS AGGREGATE BOND INDEX.

                       HYPOTHETICAL $15,000 ACCOUNT VALUE

         ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE MAY 1, 1997



              ONE GROUP INVESTMENT TRUST BOND PORTFOLIO                 LEHMAN
                           DIVISION EIGHT                                INDEX
---------------------------------------------------------------------   -------
05/01/97....................................................  $15,000   $15,000
03/31/98....................................................   16,227    16,552
03/31/99....................................................   17,007    17,624


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                                SINCE
                                                              INCEPTION   1 YEAR
                                                              ---------   ------
Investment Division*
  One Group Investment Trust Bond Portfolio Division
     Eight..................................................   13.38%     4.81%
Benchmark Comparison
  Lehman Brothers Aggregate Bond Index......................   17.49%     6.48%


---------------


* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.


(1) The performance information and inception dates reflect that the One Group Investment Trust Bond Portfolio inherited the financial history of Pegasus Variable Bond Fund.

ONE GROUP INVESTMENT TRUST DIVERSIFIED EQUITY PORTFOLIO (1) DIVISION ONE PERFORMANCE COMPARED TO THE S&P 500 INDEX.


                       HYPOTHETICAL $15,000 ACCOUNT VALUE

        ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE MARCH 30, 1995



       ONE GROUP INVESTMENT TRUST DIVERSIFIED EQUITY PORTFOLIO          S&P 500
                            DIVISION ONE                                 INDEX
---------------------------------------------------------------------   -------
03/30/95....................................................  $15,000   $15,000
03/31/95....................................................   14,925    15,029
03/31/96....................................................   18,342    19,815
03/31/97....................................................   20,825    23,746
03/31/98....................................................   28,122    35,138
03/31/99....................................................   28,380    41,629


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                                SINCE
                                                              INCEPTION   1 YEAR
                                                              ---------   ------
Investment Division*
  One Group Investment Trust Diversified Equity Portfolio
     Division One...........................................    89.20%      .92%
Benchmark Comparison
  S&P 500 Index.............................................   178.06%    18.47%


---------------


* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.


 (1) The performance information and inception dates reflect that the One Group Investment Trust Diversified Equity Portfolio inherited the financial history of Pegasus Variable Growth and Value Fund.

ONE GROUP INVESTMENT TRUST DIVERSIFIED MID CAP PORTFOLIO (1) DIVISION SIX PERFORMANCE COMPARED TO THE RUSSELL 2500 INDEX AND THE S&P 400 MID CAP INDEX
                       HYPOTHETICAL $15,000 ACCOUNT VALUE

        ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE MARCH 30, 1995



                                                                    RUSSELL   S&P 400
    ONE GROUP INVESTMENT TRUST DIVERSIFIED MID CAP PORTFOLIO         2500     MID CAP
                          DIVISION SIX                               INDEX     INDEX
-----------------------------------------------------------------   -------   --------
03/30/95................................................  $15,000   $15,000   $15,000
03/31/95................................................   14,910    15,038    15,017
03/31/96................................................   17,580    19,762    19,294
03/31/97................................................   19,771    19,553    21,353
03/31/98................................................   28,376    27,108    31,815
03/31/99................................................   25,320    24,881    31,954


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                                SINCE
                                                              INCEPTION    1 YEAR
                                                              ---------   --------
Investment Division*
  One Group Investment Trust Diversified Mid Cap Portfolio
     Division Six...........................................    68.80%    (10.77)%
Benchmark Comparison
  Russell 2500 Index........................................    66.29%     (8.22)%
  S&P 400 Mid Cap Index.....................................   113.03%      0.44 %


---------------


* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.


 (1) The performance information and inception dates reflect that the One Group Investment Trust diversified Mid Cap Portfolio inherited the financial history of Pegasus Variable Mid-Cap Opportunity Fund.

ONE GROUP INVESTMENT TRUST EQUITY INDEX PORTFOLIO DIVISION TWO PERFORMANCE COMPARED TO THE S&P 500 INDEX

                       HYPOTHETICAL $15,000 ACCOUNT VALUE

         ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE MAY 1, 1998



          ONE GROUP INVESTMENT TRUST EQUITY INDEX PORTFOLIO             S&P 500
                            DIVISION TWO                                 INDEX
---------------------------------------------------------------------   -------
05/01/98....................................................  $15,000   $15,000
03/31/99....................................................   17,291    17,594


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                                SINCE
                                                              INCEPTION
                                                              ---------
Investment Division*
  One Group Investment Trust Equity Index Portfolio Division
     Two....................................................   15.27%
Benchmark Comparison
  S&P 500 Index.............................................   17.29%


---------------


* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.


ONE GROUP INVESTMENT TRUST GOVERNMENT BOND PORTFOLIO DIVISION SEVEN PERFORMANCE COMPARED TO THE SALOMON BROTHERS 3-7 YEAR TREASURY INDEX

                       HYPOTHETICAL $15,000 ACCOUNT VALUE

        ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE AUGUST 1, 1994



        ONE GROUP INVESTMENT TRUST GOVERNMENT BOND PORTFOLIO            SALOMON
                           DIVISION SEVEN                                INDEX
---------------------------------------------------------------------   -------
08/01/94....................................................  $15,000   $15,000
03/31/95....................................................   15,483    15,520
03/31/96....................................................   16,669    17,071
03/31/97....................................................   17,124    17,805
03/31/98....................................................   19,009    19,673
03/31/99....................................................   19,781    21,033


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                                SINCE
                                                              INCEPTION    1 YEAR
                                                              ---------    ------
Investment Division*
  One Group Investment Trust Government Bond Portfolio
     Division Seven.........................................   31.87%       4.06%
Benchmark Comparison
  Salomon Brothers 3-7 Year Treasury Index..................   40.22%       6.91%


---------------


* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.

ONE GROUP INVESTMENT TRUST LARGE CAP GROWTH PORTFOLIO DIVISION THREE PERFORMANCE COMPARED TO THE S&P 500 INDEX AND THE S&P/BARRA 500 GROWTH INDEX


                       HYPOTHETICAL $15,000 ACCOUNT VALUE

        ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE AUGUST 1, 1994



                                                                           S&P/BARRA
    ONE GROUP INVESTMENT TRUST LARGE CAP GROWTH PORTFOLIO        S&P 500   500 GROWTH
                        DIVISION THREE                            INDEX      INDEX
--------------------------------------------------------------   -------   ----------
08/01/94.............................................  $15,000   $15,000    $15,000
03/31/95.............................................   16,028    16,714     17,223
03/31/96.............................................   19,078    22,079     22,600
03/31/97.............................................   21,720    26,460     27,814
03/31/98.............................................   31,759    39,153     42,625
03/31/99.............................................   42,013    46,385     55,707


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                                SINCE
                                                              INCEPTION    1 YEAR
                                                              ---------    ------
Investment Division*
  One Group Investment Trust Large Cap Growth Portfolio
     Division Three.........................................   180.09%     32.29%
Benchmark Comparison
  S&P 500 Index.............................................   209.24%     18.47%
  S&P/BARRA 500 Growth Index................................   271.38%     30.69%


---------------


* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.



ONE GROUP INVESTMENT TRUST MID CAP GROWTH PORTFOLIO DIVISION FIVE PERFORMANCE COMPARED TO THE RUSSELL 2000 INDEX AND THE S&P/BARRA MID CAP 400 GROWTH INDEX


                       HYPOTHETICAL $15,000 ACCOUNT VALUE

        ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE AUGUST 1, 1994



                                                                                     S&P/BARRA
                                                                     RUSSELL 2000   MID CAP 400
ONE GROUP INVESTMENT TRUST MID CAP GROWTH PORTFOLIO DIVISION FIVE       INDEX       GROWTH INDEX
------------------------------------------------------------------   ------------   ------------
08/01/94............................................     $15,000       $15,000        $15,000
03/31/95............................................      15,288        16,206         16,743
03/31/96............................................      18,987        20,914         21,132
03/31/97............................................      19,701        21,982         22,701
03/31/98............................................      29,712        31,217         34,097
03/31/99............................................      34,005        26,143         39,085


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                                SINCE
                                                              INCEPTION      1 YEAR
                                                              ---------     --------
Investment Division*
  One Group Investment Trust Mid Cap Growth Portfolio
     Division Five..........................................   126.70%       14.45%
Benchmark Comparison
  Russell 2000 Index........................................    74.28%      (16.26)%
  S&P/BARRA Mid Cap 400 Growth Index........................   160.57%       14.63%


---------------


* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.

ONE GROUP INVESTMENT TRUST MID CAP VALUE PORTFOLIO(1) DIVISION FOUR PERFORMANCE COMPARED TO THE S&P 500 INDEX AND THE S&P/BARRA MID CAP 400 VALUE INDEX.


                       HYPOTHETICAL $15,000 ACCOUNT VALUE

         ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE MAY 1, 1997



                                                                             S&P/BARRA
      ONE GROUP INVESTMENT TRUST MID CAP VALUE PORTFOLIO          S&P 500   MID CAP 400
                         DIVISION FOUR                             INDEX    VALUE INDEX
---------------------------------------------------------------   -------   -----------
05/01/97..............................................  $15,000   $15,000     $15,000
03/31/98..............................................   18,814    20,947      21,658
03/31/99..............................................   15,231    24,816      18,977


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                                SINCE
                                                              INCEPTION    1 YEAR
                                                              ---------   --------
Investment Division*
  One Group Investment Trust Mid Cap Value Portfolio
     Division Four..........................................    1.54%     (19.04)%
Benchmark Comparison
  S&P 500 Index.............................................   65.44%      18.47 %
  S&P/BARRA Mid Cap 400 Value Index.........................   26.51%     (12.38)%


---------------


* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.


(1) The performance information and inception dates reflect that the One Group Investment Trust Mid Cap Value Portfolio inherited the financial history of Pegasus Variable Intrinsic Value Fund.

OPPENHEIMER HIGH INCOME FUND/VA DIVISION TWENTY-FIVE PERFORMANCE COMPARED TO MERRILL LYNCH HIGH YIELD MASTER INDEX

                       HYPOTHETICAL $15,000 ACCOUNT VALUE

        ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE APRIL 1, 1989



                                                                        MERRILL LYNCH
                   OPPENHEIMER HIGH INCOME FUND/VA                       HIGH YIELD
                        DIVISION TWENTY-FIVE                            MASTER INDEX
---------------------------------------------------------------------   -------------
04/01/89....................................................  $15,000      $15,000
03/31/90....................................................   15,266       14,997
03/31/91....................................................   17,919       16,645
03/31/92....................................................   22,547       21,201
03/31/93....................................................   26,907       24,741
03/31/94....................................................   29,987       27,061
03/31/95....................................................   30,539       28,606
03/31/96....................................................   36,092       32,822
03/31/97....................................................   39,829       36,373
03/31/98....................................................   45,746       41,668
03/31/99....................................................   45,170       42,477


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                          10 YEARS   5 YEARS   1 YEAR
                                                          --------   -------   -------
Investment Division*
  Oppenheimer High Income Fund/VA Division
     Twenty-Five........................................  201.13%    50.63%    (1.26)%
Benchmark Comparison
  Merrill Lynch High Yield Master Index.................  183.18%    56.97%     1.94 %


---------------


* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.

TEMPLETON DEVELOPING MARKETS FUND -- CLASS 2 DIVISION TWENTY-FOUR PERFORMANCE COMPARED TO THE MSCI WORLD INDEX


                       HYPOTHETICAL $15,000 ACCOUNT VALUE

        ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE MARCH 4, 1996



                  TEMPLETON DEVELOPING MARKETS FUND                     MSCI WORLD
                        DIVISION TWENTY-FOUR                              INDEX
---------------------------------------------------------------------   ----------
03/04/96(1).................................................  $15,000    $15,000
03/31/96....................................................   15,015     15,222
03/31/97....................................................   15,018     16,646
03/31/98....................................................   10,428     21,967
03/31/99....................................................    8,217     24,744


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                                SINCE
                                                              INCEPTION    1 YEAR
                                                              ---------   --------
Investment Division*
  Templeton Developing Markets Fund -- Class 2 Division
     Twenty-Four............................................  (45.22)%    (21.20)%
Benchmark Comparison
  MSCI World Index..........................................   64.96 %     12.64 %


---------------


 * The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.



(1) Because Class 2 shares were not offered until May 1, 1997, performance shown for the periods prior to that date represents the historical results of Class 1 shares. Performance of Class 2 shares for periods after May 1, 1997 reflect Class 2's higher annual fees and expenses resulting from its Rule 12b-1 plan. Maximum annual plan expenses are 0.25%. Past expense reductions by the manager increased returns.



VAN KAMPEN EMERGING GROWTH PORTFOLIO DIVISION TWENTY-TWO PERFORMANCE COMPARED TO THE RUSSELL 2000 STOCK INDEX AND THE S&P 400 MID CAP INDEX


                       HYPOTHETICAL $15,000 ACCOUNT VALUE

         ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE JULY 3, 1995



                                                                    RUSSELL     S&P 400
                   VAN KAMPEN EMERGING GROWTH                      2000 STOCK   MID CAP
                      DIVISION TWENTY-TWO                            INDEX       INDEX
----------------------------------------------------------------   ----------   -------
07/03/95...............................................  $15,000    $15,000     $15,000
03/31/96...............................................   18,654     17,632      17,669
03/31/97...............................................   18,455     18,533      19,555
03/31/98...............................................   27,684     26,319      29,137
03/31/99...............................................   37,155     22,041      29,264


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                              INCEPTION    1 YEAR
                                                              ---------   --------
Investment Division*
  Van Kampen Emerging Growth................................   147.70%     34.21 %
  Growth Portfolio Division Twenty-Two......................
Benchmark Comparison
  Russell 2000 Stock Index..................................    46.94%    (16.26)%
  S&P 400 Mid Cap Index.....................................    95.09%      0.44 %


---------------


 * The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.

VAN KAMPEN ENTERPRISE PORTFOLIO DIVISION TWENTY-SEVEN PERFORMANCE COMPARED TO THE S&P 500 INDEX.

                       HYPOTHETICAL $15,000 ACCOUNT VALUE

        ANNUAL VALUE OF A $15,000 STIPULATED PAYMENT MADE APRIL 1, 1989



                   VAN KAMPEN ENTERPRISE PORTFOLIO                      S&P 500
                        DIVISION TWENTY-SEVEN                            INDEX
---------------------------------------------------------------------   -------
04/01/89....................................................  $15,000   $15,000
03/31/90....................................................   17,382    17,890
03/31/91....................................................   18,849    20,469
03/31/92....................................................   21,747    22,729
03/31/93....................................................   24,632    26,190
03/31/94....................................................   24,810    26,576
03/31/95....................................................   27,058    30,713
03/31/96....................................................   35,828    40,571
03/31/97....................................................   40,990    48,622
03/31/98....................................................   60,902    71,947
03/31/99....................................................   67,745    85,237


                   CUMULATIVE RETURN COMPARED TO MARKET INDEX

                         (PERIOD ENDED MARCH 31, 1999)



                                                          10 YEARS   5 YEARS   1 YEAR
                                                          --------   -------   ------
Investment Division*
  Van Kampen Enterprise Portfolio Division
     Twenty-Seven.......................................  351.64%    173.06%   11.24%
Benchmark Comparison
  S&P 500 Index.........................................  468.25%    220.74%   18.47%


---------------


* The Division commenced operations on August 2, 1999. Accordingly, the Standard Average Annual Total Return for the Division will be shown when it becomes available.

                                PAYOUT PAYMENTS

ASSUMED INVESTMENT RATE

     The discussion concerning the amount of payout payments which follows this section is based on an Assumed Investment Rate of 3% per annum. The foregoing Assumed Investment Rates are used merely in order to determine the first monthly payment per thousand dollars of value. It should not be inferred that such rates will bear any relationship to the actual net investment experience of A.G. Separate Account A.

AMOUNT OF PAYOUT PAYMENTS

     The amount of the first variable annuity payment to the Annuitant will depend on the amount of the Account Value applied to effect the variable annuity as of the tenth day immediately preceding the date payout payments commence, the amount of any premium tax owed, the annuity option selected, and the age of the Annuitant.

     The Contracts contain tables indicating the dollar amount of the first payout payment under each payout option for each $1,000 of Account Value (after the deduction for any premium tax) at various ages. These tables are based upon the Annuity 2000 Table (promulgated by the Society of Actuaries) and an Assumed Investment Rate of 3%.

     The portion of the first monthly variable payout payment derived from a Division of A.G. Separate Account A is divided by the Payout Unit value for that Division (calculated ten days prior to the date of the first monthly payment) to determine the number of Payout Units in each Division represented by the payment. The number of such units will remain fixed during the Payout Period, assuming the Annuitant makes no transfers of Payout Units to provide Payout Units under another Division or to provide a fixed annuity.

     In any subsequent month, the dollar amount of the variable payout payment derived from each Division is determined by multiplying the number of Payout Units in that Division by the value of such Payout Unit on the tenth day preceding the due date of such payment. The Payout Unit value will increase or decrease in proportion to the net investment return of the Division or Divisions underlying the variable payout since the date of the previous payout payment, less an adjustment to neutralize the 3% or other Assumed Investment Rate referred to above.

     Therefore, the dollar amount of variable payout payments after the first will vary with the amount by which the net investment return is greater or less than 3% per annum. For example, if a Division has a cumulative net investment return of 5% over a one year period, the first payout payment in the next year will be approximately 2 percentage points greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the Division. If such net investment return is 1% over a one year period, the first payout payment in the next year will be approximately 2 percentage points less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable Division.

     Each deferred Contract provides that, when fixed payout payments are to be made under one of the first three payout options, the monthly payment to the Annuitant will not be less than the monthly payment produced by the then current settlement option rates, which will not be less than the rates used for a currently issued single payment immediate annuity contract. The purpose of this provision is to assure the Annuitant that, at retirement, if the fixed payout purchase rates then required by the Company for new single payment immediate annuity contracts are significantly more favorable than the annuity rates guaranteed by a Contract, the Annuitant will be given the benefit of the new annuity rates.

PAYOUT UNIT VALUE

     The value of a Payout Unit is calculated at the same time that the value of a Purchase Unit is calculated and is based on the same values for Fund shares and other assets and liabilities. (See "Purchase Period" in the prospectus.) The calculation of Payout Unit value is discussed in the prospectus under "Payout Period."

     The following illustrations show, by use of hypothetical examples, the method of determining the Payout Unit value and the amount of variable annuity payments.

                ILLUSTRATION OF CALCULATION OF PAYOUT UNIT VALUE

 1. Payout Unit value, beginning of period..................  $  .980000
 2. Net investment factor for Period (see Example 3)........    1.023558
 3. Daily adjustment for 3% Assumed Investment Rate.........     .999906
 4. (2)X(3).................................................    1.023462
 5. Payout Unit value, end of period (1)X(4)................  $ 1.002993

                        ILLUSTRATION OF PAYOUT PAYMENTS

 1. Number of Purchase Units at Payout Date.................   10,000.00
 2. Purchase Unit value (see Example 3).....................  $ 1.800000
 3. Account Value of Contract (1)X(2).......................  $18,000.00
 4. First monthly Payout Payment per $1,000 of Account
    Value...................................................  $     5.63
 5. First monthly Payout Payment (3)X(4)/1,000..............  $   101.34
 6. Payout Unit value (see Example 10)......................  $  .980000
 7. Number of Payout Units (5)/(6)..........................     103.408
 8. Assume Payout Unit value for second month equal to......  $  .997000
 9. Second monthly Payout Payment (7)X(8)...................  $   103.10
10. Assume Payout Unit value for third month equal to.......  $  .953000
11. Third monthly Payout Payment (7)X(10)...................  $    98.55

                   DISTRIBUTION OF VARIABLE ANNUITY CONTRACTS


     The Company has qualified or intends to qualify the Contracts for sale in 13 states and will commence offering the Contracts promptly upon qualification in each such jurisdiction.



     The Contracts are sold in a continuous offering by licensed insurance agents who are registered representatives of broker-dealers which are members of the National Association of Securities Dealers, Inc. (the "NASD"). The principal underwriter for A.G. Separate Account A is American General Distributors, Inc. ("Distributor"). Distributor was formerly known as A.G. Distributors, Inc. Distributor's address is 2929 Allen Parkway, Houston, Texas 77019. Distributor is a Delaware corporation organized in 1994 and is a member of the NASD.


     The licensed agents who sell the Contracts will be compensated for such sales by commissions ranging up to 7% of each Purchase Payment. The Company may from time to time pay a trail commission to the licensed agents who sell the Contracts. (These various commissions are paid by the Company and do not result in any charge to Contract Owners or to A.G. Separate Account A in addition to the charges described under "Fees and Charges" in the prospectus.)


     Pursuant to its underwriting agreement with Distributor and A.G. Separate Account A, the Company reimburses Distributor for reasonable sales expenses, including overhead expenses. Sales commissions paid for the years 1996, 1997 and 1998 were $357,975.67, $1,657,236.71 and $8,646,861.37, respectively.
Distributor retained $0 in Commissions for the years, 1996, 1997 and 1998.


                                    EXPERTS


     The balance sheets of the Company as of December 31, 1998 and 1997 and the related statements of operations, shareholder's equity, and cash flows for the ten months ended December 31, 1998, the two months ended February 28, 1998, and the year ended December 31, 1997, all of which are included in this Statement of Additional Information, have been included herein in reliance on such report of Ernst & Young LLP, independent auditors, given on the authority of such firm as experts in accounting and auditing.



     The statements of operations, shareholder's equity, and cash flows of the Company for the year ended December 31, 1996, all of which are included in this Statement of Additional Information, have been included herein in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.


COMMENTS ON FINANCIAL STATEMENTS

     The financial statements of American General Annuity Insurance Company should be considered only as bearing upon the ability of the Company to meet its obligations under the Contracts, which include death benefits, and its assumption of the mortality and expense risks.


     The financial statements of the Separate Account are not included in this Statement of Additional Information because none of the Divisions offered under the Contract were available as of December 31, 1998.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                          INDEX TO FINANCIAL STATEMENTS

                                                                                                              PAGE
                                                                                                              ----
Reports of Independent Auditors                                                                               F-2
Balance Sheet as of December 31, 1998 and 1997                                                                F-4
Statement of Operations for the ten months ended December 31, 1998, the two months ended
  February 28, 1998, and the years ended December 31, 1997 and 1996                                           F-5
Statement of Shareholder's Equity for the ten months ended December 31, 1998, the two months ended February 28, 1998, and the years ended December 31, 1997 and
  1996                                                                                                        F-6
Statement of Cash Flows for the ten months ended December 31, 1998, the
  two months ended February 28, 1998, and the years ended December 31, 1997 and 1996                          F-7
Notes to Financial Statements                                                                                 F-8
Report of Independent Auditors on Financial Statement Schedule                                                F-27
Financial Statement Schedule:
  Schedule IV-Reinsurance for the years ended December 31, 1998, 1997 and 1996                                F-28

                         Report of Independent Auditors


To the Board of Directors of
American General Annuity Insurance Company

         We have audited the accompanying balance sheets of American General Annuity Insurance Company (formerly known as Western National Life Insurance Company) as of December 31, 1998, and 1997, and the related statements of operations, shareholder's equity, and cash flows for the ten months ended December 31, 1998, the two months ended February 28, 1998, and the year ended December 31, 1997. Our audits also included the financial statement schedule listed in the Index on page F-1 of this Form N-4 as of December 31, 1998 and 1997, and for the ten months ended December 31, 1998, the two months ended February 28, 1998, and the year ended December 31, 1997. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

         We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American General Annuity Insurance Company at December 31, 1998, and 1997, and the results of its operations and its cash flows for the ten months ended December 31, 1998, the two months ended February 28, 1998, and the year ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                         Ernst & Young LLP

Houston, Texas
February 22, 1999

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors of
American General Annuity Insurance Company

         We have audited the accompanying statement of operations, shareholder's equity, and cash flows of American General Annuity Insurance Company, formerly known as Western National Life Insurance Company, for the year ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of the Company for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

                            Coopers & Lybrand L.L.P.

Houston, Texas
February 5, 1997

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
BALANCE SHEET
(DOLLARS IN MILLIONS)

                                                                                             Predecessor
                                                                                                 Basis
                                                                           December 31,      December 31,
                            ASSETS                                             1998              1997
                            ------                                         ------------      ------------
INVESTMENTS:
  Fixed maturities available-for-sale at fair value (amortized cost:
    1998-$13,097.6; 1997-$9,635.1)                                          $ 13,428.4        $  9,989.2
  Equity securities at fair value (cost: 1998-$21.8; 1997-$21.3)                  26.2              23.8
  Mortgage loans                                                                 119.6             102.5
  Credit-tenant loans                                                            197.4             217.0
  Policy loans                                                                    87.4              61.8
  Other invested assets                                                           64.8              20.0
  Receivable for securities                                                       10.0               3.4
  Short-term investments                                                           9.8              --
                                                                            ----------        ----------
         Total investments                                                    13,943.6          10,417.7

Cash and cash equivalents                                                        162.1             475.6
Accrued investment income                                                        195.7             161.7
Funds held by reinsurer and reinsurance receivables                              270.4             220.8
Securities lending                                                               111.8             102.2
Cost of insurance purchased                                                      376.4               7.7
Deferred policy acquisition cost                                                 247.6             418.0
Current income taxes                                                              15.2               8.2
Goodwill                                                                         898.8              --
Other assets                                                                      12.8              13.8
Separate account assets                                                           82.0              29.6
                                                                            ----------        ----------
         Total assets                                                       $ 16,316.4        $ 11,855.3
                                                                            ==========        ==========
            LIABILITIES AND SHAREHOLDER'S EQUITY
            ------------------------------------

LIABILITIES:
  Investment contracts and insurance liabilities                            $ 13,573.5        $  9,801.0
  Investment borrowings and payable for securities                                 0.6             434.6
  Securities lending                                                             111.8             102.2
  Deferred income taxes                                                          126.0             153.8
  Other liabilities                                                               64.4              23.2
  Separate account liabilities                                                    82.0              29.6
                                                                            ----------        ----------
         Total liabilities                                                    13,958.3          10,544.4
                                                                            ----------        ----------
Shareholder's equity:
  Common stock (par value $50 per share;
    100,000 shares authorized; 50,000 issued and outstanding)                      2.5               2.5
  Additional paid-in capital                                                   1,972.1             456.0
  Accumulated other comprehensive income                                         165.4             129.9
  Retained earnings                                                              218.1             722.5
                                                                            ----------        ----------
         Total shareholder's equity                                            2,358.1           1,310.9
                                                                            ----------        ----------
         Total liabilities and shareholder's equity                         $ 16,316.4        $ 11,855.3
                                                                            ==========        ==========


    The accompanying notes are an integral part of the financial statements.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
STATEMENT OF OPERATIONS
(DOLLARS IN MILLIONS)

                                                                                        Predecessor Basis
                                                                           --------------------------------------------
                                                            Ten Months      Two Months        Year            Year
                                                              Ended           Ended           Ended           Ended
                                                           December 31,    February 28,    December 31,    December 31,
                                                              1998            1998            1997            1996
                                                              ----            ----            ----            ----
Revenues:
  Premiums and other considerations                          $150.6          $ 13.9          $126.9          $ 91.0
  Net investment income                                       775.1           134.8           789.5           702.0
  Net realized investment losses                              (26.2)           (5.9)          (22.7)           (2.3)
                                                             ------          ------          ------          ------
    Total revenues                                            899.5           142.8           893.7           790.7

Benefits and expenses:
  Interest credited on investment contracts                   467.3            73.4           425.9           381.7
  Insurance policy benefits                                   111.5            21.4           108.8           109.6
  Change in future policy benefits and other liabilities      117.0             6.8           114.2            74.6
  Deferred policy acquisition and cost of insurance pur-
     chased amortization related to operations                 46.8             9.2            47.8            41.2
  Deferred policy acquisition and cost of insurance pur-
     chased amortization related to realized gains
     (losses)                                                   3.0            (1.2)           (4.0)            0.6
  Goodwill amortization                                        19.7            --              --              --
  Other operating costs and expenses                           21.9             3.2            20.8            13.9
                                                             ------          ------          ------          ------
    Total benefits and expenses                               787.2           112.8           713.5           621.6
                                                             ------          ------          ------          ------
    Income before income taxes                                112.3            30.0           180.2           169.1
  Income tax expense                                           45.2            10.5            64.9            59.1
                                                             ------          ------          ------          ------
      Net income                                             $ 67.1          $ 19.5          $115.3          $110.0
                                                             ======          ======          ======          ======


    The accompanying notes are an integral part of the financial statements.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
STATEMENT OF SHAREHOLDER'S EQUITY
(DOLLARS IN MILLIONS)

                                                                                             Predecessor Basis
                                                                               --------------------------------------------------
                                                             Ten Months        Two Months           Year                Year
                                                               Ended              Ended             Ended               Ended
                                                            December 31,       February 28,      December 31,        December 31,
                                                               1998               1998               1997                1996
                                                               ----               ----               ----                ----
Common stock, end of period                                  $    2.5           $    2.5           $    2.5            $    2.5
                                                             ========           ========           ========            ========
Additional paid-in capital:
  Balance, beginning of period                               $1,801.3           $  456.0           $  446.0            $  320.1
    Capital contribution                                        170.8               --                 10.0               125.9
    Adjustment for the acquisition                               --              1,345.3               --                  --
                                                             --------           --------           --------            --------
  Balance, end of period                                     $1,972.1           $1,801.3           $  456.0            $  446.0
                                                             ========           ========           ========            ========
Retained earnings:
  Balance, beginning of period                               $  151.0           $  722.5           $  607.4            $  496.9
    Beginning balance for AGA Investment
      Advisory Services, Inc.                                    --                 --                 --                   0.5
    Other                                                        --                 --                 (0.2)               --
    Adjustment for the acquisition                               --               (591.0)              --                  --
    Comprehensive income (loss)                                 172.0              (49.9)             206.1                23.9
    Less other comprehensive income (loss):
      Change in net unrealized gains (losses) on
       securities, net of reclassification adjustments
       for losses included in net income (ten months
       ended 12/31/98 $20.9, two months ended 2/28/98
       $3.1, year ended 12/31/97 $12.2, and year ended
       12/31/96 $1.9)                                           104.9               (4.0)              90.8               (86.1)
      Adjustment for the acquisition                             --                (65.4)              --                  --
                                                             --------           --------           --------            --------
    Net income                                                   67.1               19.5              115.3               110.0
                                                             --------           --------           --------            --------
    Balance, end of period                                   $  218.1           $  151.0           $  722.5            $  607.4
                                                             ========           ========           ========            ========

Accumulated other comprehensive income:
  Balance, beginning of period                               $   60.5           $  129.9           $   39.1            $  125.2
    Change in unrealized gains (losses), net                    104.9               (4.0)              40.8               (86.1)
    Adjustment for the acquisition                               --                (65.4)              --                  --
                                                             --------           --------           --------            --------
    Balance, end of period                                   $  165.4           $   60.5           $  129.9            $   39.1
                                                             ========           ========           ========            ========
    Total shareholder's equity                               $2,358.1           $2,015.3           $1,310.9            $1,095.0
                                                             ========           ========           ========            ========


    The accompanying notes are an integral part of the financial statements.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
STATEMENT OF CASH FLOWS
 (DOLLARS IN MILLIONS)

                                                                                              Predecessor Basis
                                                                             --------------------------------------------------
                                                           Ten Months        Two Months            Year                Year
                                                             Ended              Ended              Ended               Ended
                                                          December 31,       February 28,       December 31,        December 31,
                                                              1998               1998               1997                1996
                                                              ----               ----               ----                ----
Cash flows from operating activities:
  Net income                                                $   67.1           $   19.5           $  115.3            $  110.0
  Adjustments to reconcile net income to net cash
   provided by operating activities:
    Amortization and depreciation                               72.9                8.1               44.9                42.6
    Realized losses on investments, net                         26.2                5.9               22.7                 2.3
    Income taxes                                                (8.4)              10.5              (11.6)               50.4
    Increase in investment contracts and insurance
      liabilities                                            1,932.9                8.4               57.3                 8.2
    Interest credited to investment contracts                  490.6               76.9              438.4               391.8
    Fees charged to investment contracts                        (9.5)              (1.3)              (6.9)               (4.4)
    Accrued investment income, net                             (19.5)              (1.2)             (10.5)              (27.3)
    Deferral of policy acquisition costs                      (147.2)             (22.4)            (147.6)             (120.7)
    Other, net                                                  84.3               19.8              (21.6)              (14.2)
                                                            --------           --------           --------            --------
      Net cash provided by operating activities              2,489.4              124.2              480.4               438.7
                                                            --------           --------           --------            --------
Cash flows from investing activities:
  Sales of investments                                       3,698.7              298.1            3,091.0             3,086.8
  Maturities and redemptions of investments                    729.3                3.1              581.2               431.0
  Purchases of investments                                  (7,961.2)            (466.1)          (4,593.1)           (4,571.8)
  Net increase in short-term investments                        (9.8)              --                 --                  --
                                                            --------           --------           --------            --------
    Net cash used in investing activities                   (3,543.0)            (164.9)            (920.9)           (1,054.0)
                                                            --------           --------           --------            --------
Cash flows from financing activities:
  Deposits to investment contracts                           2,187.0              344.6            1,949.6             1,711.3
  Withdrawals from investment contracts                     (1,303.3)            (198.6)          (1,440.0)           (1,402.7)
  Capital contributions from parent                            170.8               --                 10.0               125.9
  Advances to affiliates                                        --                 --                  6.0                --
  Investment borrowings, net                                  (420.7)               1.0              285.1              (128.6)
                                                            --------           --------           --------            --------
  Net cash provided by financing activities                    633.8              147.0              810.7               305.9
                                                            --------           --------           --------            --------
    Net increase (decrease) in cash and cash
      equivalents                                             (419.8)             106.3              370.2              (309.4)

Cash and cash equivalents beginning of period                  581.9              475.6              105.4               414.8
                                                            --------           --------           --------            --------
Cash and cash equivalents end of period                     $  162.1           $  581.9           $  475.6            $  105.4
                                                            ========           ========           ========            ========
Supplemental cash flow disclosure:
  Income taxes paid (refunded), net                         $   50.4           $   --             $   75.1            $  (25.4)
                                                            ========           ========           ========            ========
  Interest paid on investment borrowings                    $   29.9           $    4.3           $   17.8            $    8.4
                                                            ========           ========           ========            ========


    The accompanying notes are an integral part of the financial statements.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS

                   AMERICAN GENERAL ANNUITY INSURANCE COMPANY

               (FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS
                                  -------------

1.  SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION, NATURE OF OPERATIONS AND BASIS OF PRESENTATION

         American General Annuity Insurance Company (the "Company") is a State of Texas domiciled life insurance company that was founded in 1944. The Company is a wholly-owned subsidiary of Western National Corporation ("Western National"). In February 1994, Conseco, Inc. ("Conseco") transferred ownership of the Company to Western National, an insurance holding company formed by Conseco. The transactions were approved by the Texas Department of Insurance. Western National completed an initial public offering of its common stock in February 1994 whereby Conseco retained approximately 40% ownership of Western National's common stock. On December 23, 1994, AGC Life Insurance Company ("AGC Life"), a Missouri-domiciled life insurer, purchased the remaining shares of common stock held by Conseco. AGC Life is a wholly-owned subsidiary of American General Corporation, ("AGC"), a Texas corporation. References to "American General" are references to AGC and its direct and indirect majority controlled subsidiaries. As of December 31, 1996, American General owned approximately a 46% equity interest in Western National. The increase in American General's equity interest was the result of Western National issuing preferred stock to American General in September 1996. On February 25, 1998, with the approval of the Texas Department of Insurance and the shareholders of Western National, American General acquired the remaining 54% of the outstanding common stock of Western National for consideration valued at approximately $1.2 billion. For accounting purposes, the acquisition was effective as of February 28, 1998 and was accounted for using the purchase method of accounting in accordance with the provisions of Accounting Principles Board Opinion 16, "Business Combinations", and other existing accounting literature pertaining to purchase accounting. Under purchase accounting, the total purchase cost was allocated to the assets and liabilities acquired based on a determination of their fair value as of the effective date of the acquisition, and resulted in goodwill of $918.5 million, which is being amortized on a straight line basis over 40 years. The Company's balance sheet at December 31, 1998, and the related statements of operations, shareholder's equity, comprehensive income, and cash flows for the ten months then ended, are reported under the purchase method of accounting and, accordingly, are not consistent with the basis of presentation of the previous periods' financial statements ("predecessor basis").

         WNL Investment Advisory Services, Inc. ("WNLIAS") was formed primarily to manage the Company's investment portfolio. On March 27, 1998, WNLIAS changed its name to AGA Investment Advisory Services, Inc ("AGAIAS"). AGAIAS is an investment subsidiary as defined by the National Association of Insurance Commissioners. The Company and AGAIAS are subsidiaries of Western National and are under common management control. The accompanying financial statements include the accounts of AGAIAS as of December 31, 1998 and 1997 and for the ten months ended December 31, 1998, the two months ended February 28, 1998 and the years ended December 31, 1997 and 1996. The Company's investment in AGAIAS preferred stock, intercompany investment advisory fees, and other intercompany accounts have been eliminated.

         The Company develops, markets, and issues annuity products through niche distribution channels. The Company sells deferred annuities, including its proprietary fixed annuities, to the savings and retirement markets through financial institutions (primarily banks and thrifts), and sells deferred annuities to both tax-qualified and nonqualified retirement markets through personal producing general agents ("PPGAs"). The Company also sells deferred annuities through its direct sales operations. Under a joint marketing arrangement with American General Life Insurance Company ("AGLIC"), the Company markets and coinsures single premium immediate annuities ("SPIAs") through specialty brokers to the structured settlement market. The Company also sells SPIAs (other than structured settlement SPIAs) through its financial institution and PPGA distribution channels. The Company commenced sales of its first variable annuity product in fourth quarter 1995. Sales of deferred annuities through financial institutions comprised 74%, 81%, and 82% of net premiums collected in 1998, 1997, and 1996, respectively. Sales through a single financial institution comprised 39% of net premiums collected in 1998.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

ACCOUNTING CHANGES

         Comprehensive Income. During 1998, the Company adopted Statement of Financial Accounting Standards ("SFAS") 130, "Reporting Comprehensive Income," which establishes standards for reporting and displaying comprehensive income and its components in the financial statements. The Company elected to report comprehensive income and its components in a separate statement of comprehensive income. Adoption of this statement did not change recognition or measurement of net income and, therefore, did not impact the Company's consolidated results of operations or financial position.

         Division Reporting. Effective December 31, 1998, the Company adopted SFAS 131, "Disclosure about Segments of an Enterprise and Related Information," which changes the way companies report segment information. Adoption of this statement did not change the Company's reportable divisions since the Company has only one division.

         Derivatives. In June 1998, the Financial Accounting Standards Board issued SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," which requires all derivative instruments to be recognized at fair value as either assets or liabilities in the balance sheet. Changes in the fair value of a derivative instrument are to be reported as earnings or other comprehensive income, depending upon the intended use of the derivative instrument. This statement is effective for years beginning after June 15, 1999. Adoption of SFAS 133 is not expected to have a material impact on the Company's consolidated results of operations or financial position.

OVERALL EFFECT OF ESTIMATES

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

INVESTMENTS

         Fixed maturity investments ("fixed maturities") are debt securities that have original maturities greater than one year and are comprised of investments such as U.S. Treasury securities, mortgage-backed securities, corporate bonds, asset-backed securities and redeemable preferred stocks. Equity securities include common and non-redeemable preferred stocks.

         All of the Company's fixed maturities and equity securities were classified as available-for-sale as of December 31, 1998 and 1997. Available-for-sale fixed maturities and equity securities are securities that may be sold prior to maturity due to changes that might occur in market interest rates, changes in prepayment risk, the Company's management of its income tax position, general liquidity needs, increase in loan demand, the need to increase regulatory capital or similar factors. Available-for-sale securities are carried at estimated fair value and the net unrealized gains (losses) are recorded as a component of shareholder's equity, net of tax and adjustments to deferred policy acquisition costs and cost of insurance purchased (as described below).

         During 1998, the Company maintained a trading portfolio of certain fixed maturities, which represent fixed maturities and equity securities that are bought and held primarily for the purpose of selling them in the near term. Trading securities are carried at estimated fair value and the net unrealized gains (losses), as well as realized gains (losses), are included in net investment income. The Company held no trading securities as of December 31, 1998 or 1997, and trading securities did not have a material effect on net investment income.

         Changes in interest rates have a direct, inverse impact on the market value of fixed-income investments. It is reasonably possible that changes in interest rates will occur in the near term and such changes will have a material impact on the carrying value of available-for-sale fixed maturities and equity securities, with an offsetting effect to stockholder's equity, net of the related effects on deferred policy acquisition cost, cost of insurance purchased, and income taxes.

         Anticipated returns, including realized gains and losses, from the investment of policyholder balances are considered in determining the amortization of the deferred policy acquisition cost and cost of insurance purchased. When available-for-sale fixed maturities and equity securities are stated at fair value, an adjustment is made to the deferred policy acquisition cost and cost of insurance purchased equal to the change in amortization that would have been recorded if such securities had been

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

sold at their fair value and the proceeds reinvested at current yields. Furthermore, if future yields expected to be earned on such securities decline, it may be necessary to increase certain insurance liabilities. Adjustments to such liabilities are required when their balances, in addition to future net cash flows including investment income, are insufficient to cover future benefits and expenses.

         Short-term investments are carried at amortized cost, which approximates fair value.

         Mortgage loans and credit-tenant loans are carried at amortized cost. Loans for which the Company determines that collection of all amounts due under the contractual terms is not probable are considered to be impaired. The Company generally looks to the underlying collateral for repayment of impaired loans. Therefore, impaired loans are considered to be collateral dependent and are reported at the lower of amortized cost or fair value of the underlying collateral, less estimated costs to sell. Policy loans are carried at their unpaid principal balance. Fees received and costs incurred in connection with the Company's origination of these loans are deferred and amortized as yield adjustments over the loan's remaining contractual lives. Cash and cash equivalents, which principally include commercial paper, cash and other financial instruments with original maturities of 90 days or less, are carried at amortized cost, which approximates fair value.

         Discounts and premiums of debt securities are amortized as yield adjustments over the contractual lives of the underlying securities and callable corporate bonds. Principal prepayments can alter the cash flow pattern and yield of prepayment-sensitive investments such as mortgage-backed securities ("MBS") and callable bonds. The accretion of discount and amortization of premium takes into consideration actual and estimated principal prepayments. In the case of MBS, the Company utilizes estimated prepayment speed information obtained from published sources or from estimates developed internally. If actual prepayments differ from estimated prepayments, a new effective yield is calculated and the net investment in the security is adjusted accordingly. The effects on the yield of a security from changes in principal prepayments are recognized retrospectively, except for interest only or residual interests in structured securities which are recognized prospectively, and is included in net investment income. The degree to which a security is susceptible to yield adjustments is influenced by the difference between its carrying value and par, the relative sensitivity of the underlying assets backing the securities to changing interest rates, and the repayment priority of the securities in the overall securitization structure. Prepayments may also reduce future yields to the extent that proceeds are reinvested in a lower rate environment.

         The Company manages the extent of these risks by (i) principally purchasing securities which are backed by collateral with lower prepayment sensitivity (such as MBS priced at or near par value that are highly seasoned),
(ii) avoiding securities with values heavily influenced by changes in prepayments (such as interest-only and principal-only securities), and (iii) purchasing securities with prepayment protected structures.

         The specific identification method is used to account for the disposition of investments. The differences between the sales proceeds and the carrying values are reported as gains (losses), or in the case of prepayments, as adjustments to investment income. Declines in values of investments which are considered other than temporary are recognized as realized losses.
Subsequent recoveries in value are recognized only when the investments are sold.

         Other invested assets include investments in limited partnerships. The Company follows the equity method of accounting for these investments. Limited partnerships investments are likely to result in a higher degree of volatility in reported earnings than is typically the case with fixed income investments, and present a greater risk of loss, as they reflect claims on an issuer's capital structure junior to that of most fixed-income investments.

DERIVATIVE FINANCIAL INSTRUMENTS

         Interest Rate and Currency Swap Agreements. Interest rate swap agreements are used to convert specific investment securities from a floating-rate to a fixed-rate basis, or vice versa. Currency swap agreements are used to convert cash flows from specific investment securities denominated in foreign currencies into U.S. dollars at specified exchange rates, and to hedge against currency rate fluctuations on anticipated security purchases.

         The difference between amounts paid and received on swap agreements is recorded on an accrual basis as an adjustment to investment income over the periods covered by the agreements. The related amount payable to or receivable from counterparties is included in other liabilities or assets.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

         The fair values of swap agreements are recognized in the consolidated balance sheet if they hedge investments carried at fair value or if they hedge anticipated purchases of such investments. In this event, changes in the fair value of a swap agreement are reported in accumulated other comprehensive income included in stockholder's equity, consistent with the treatment of the related investment security.

         For swap agreements hedging anticipated investment purchases, the net swap settlement amount or unrealized gain or loss is deferred and included in the measurement of the anticipated transaction when it occurs.

         Swap agreements generally have terms of two to ten years. Any gain or loss from early termination of a swap agreement is deferred and amortized into income over the remaining term of the related investment. If the underlying investment is extinguished or sold, any related gain or loss on swap agreements is recognized in income.

         Swaptions. Options to enter into interest rate swap agreements are used to limit the Company's exposure to reduced spreads between investment yields and interest crediting rates should interest rates decline significantly over prolonged periods.

         During prolonged periods of decreasing interest rates, the spread between investment yields and interest crediting rates may be reduced as a result of minimum rate guarantees on certain insurance and annuity contracts, which limit the Company's ability to reduce interest crediting rates. Call swaptions, which allow the Company to enter into interest rate swap agreements to receive fixed rates and pay lower floating rates, effectively maintain the spread between investment yields and interest crediting rates during such periods.

         During prolonged periods of increasing interest rates, the spread between investment yields and interest crediting rates may be reduced as a result of the Company's decision to increase interest crediting rates to limit surrenders. Put swaptions, which allow the Company to enter into interest rate swap agreements to pay fixed rates and receive higher floating rates, effectively maintain the spread between investment yields and interest crediting rates during such periods.

         Premiums paid to purchase swaptions are included in investments and are amortized to net investment income over the exercise period of the swaptions. If a swaption is terminated, any gain is deferred and amortized to insurance and annuity benefits over the expected life of the insurance and annuity contracts and any unamortized premium is charged to income. If a swaption ceases to be an effective hedge, any gain or loss is recognized in income.

         Mortgage Dollar Roll and Reverse Repurchase Transactions. As part of its investment strategy, the Company enters into mortgage dollar rolls and reverse repurchase transactions (collectively "dollar rolls") principally to increase investment earnings and to improve liquidity. These transactions are typically terminable after 30 days and are accounted for as short-term investment borrowings, with the proceeds of such borrowings typically reinvested in short-term financial instruments. The dollar rolls are collateralized by mortgage-backed agency pass-throughs with fair values approximating the underlying loan value. There were no borrowings at December 31, 1998, compared to $419.7 million at December 31, 1997, which are included as "investment borrowings and payable for securities" in the accompanying balance sheet.

         Credit and Market Risk. Derivative financial instruments expose the Company to credit risk in the event of nonperformance by counterparties. The Company limits this exposure by entering into agreements with counterparties having high credit ratings and by regularly monitoring the ratings. The Company does not expect any counterparty to fail to meet its obligation; however, nonperformance would not have a material impact on the Company's results of operations and financial position.

         The Company's exposure to market risk is mitigated by the offsetting effects of changes in the value of the agreements and the related items being hedged.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

SECURITY LENDING

         The Company enters into security lending arrangements which are held by State Street and Trust Co., Boston, MA. At December 31, 1998, this amount was $111.8 million, compared to $102.2 million at December 31, 1997.

COST OF INSURANCE PURCHASED

         The value of the cost of policies purchased is the actuarially determined present value of the projected future cash flows from the acquired policies.

         Expected future cash flows used in determining the cost of insurance purchased are based on actuarially determined projections of future premium collection, mortality, surrenders, benefit payments, operating expenses, changes in insurance liabilities, investment yields on the assets held to back such policy liabilities and other factors. These projections take into account all factors known or expected at the purchase date based on the collective judgment of the management of the Company. Actual experience on purchased business may vary from projections due to differences in renewal premiums collected, investment spread, investment gains (losses), mortality and morbidity costs and other factors. These variances from original projections, whether positive or negative, are included in net income as they occur. To the extent that these variances indicate that future cash flows will differ from those reflected in the scheduled amortization of the cost of policies purchased, current and future amortization is adjusted. Therefore, when the Company sells fixed maturities and recognizes a gain (loss) it also reduces (increases) the future investment spread because the proceeds from the sale of investments are reinvested at a lower (higher) earnings rate and amortization is increased (decreased) to reflect the change in the incidence of cash flows. The discount rate used to determine such value is the current rate of return the Company would require to justify the investment.

         The cost of policies purchased is amortized (with interest at the same rate credited to the insurance liabilities) based on the incidence of the expected cash flows. The Company reviews the carrying amount of CIP on at least an annual basis using the same methods used to evaluate deferred policy acquisition costs.

DEFERRED POLICY ACQUISITION COST

         Costs of producing new business (primarily commissions and certain costs of policy issuance and underwriting) which vary with and are primarily related to the production of new business, are deferred to the extent recoverable from future profits. Such costs are amortized with interest as follows:

        - For investment-type contracts, in relation to the present value of expected gross profits from these contracts, discounted using the interest rate credited to the policy;

        - For immediate annuities with mortality risks, in relation to the present value of benefits to be paid;

        - For traditional life contracts, in relation to future anticipated premium revenue using the same assumptions that are used in calculating the insurance liabilities.

         Recoverability of the unamortized balance of the deferred policy acquisition cost is evaluated regularly. For investment-type contracts, the accumulated amortization is adjusted (whether an increase or a decrease) whenever there is a material change in the estimated gross profits expected over the life of a block of business in order to maintain a constant relationship between cumulative amortization and the present value (discounted at the rate of interest that accrues to the policies) of expected gross profits. For most other contracts, the unamortized asset balance is reduced by a charge to income only when the sum of the present value of future cash flows and the policy liabilities is not sufficient to cover such asset balance. Expected gross profits used in determining the amortization pattern and recoverability of deferred policy acquisition cost is based on historical gross profits and management's estimates and assumptions regarding future investment spreads, maintenance expenses, and persistency of the block of business. The accuracy of the estimates and assumptions are impacted by several factors, including factors outside the control of management such as movements in interest rates and competition from other investment alternatives. It is reasonably possible that conditions impacting the estimates and assumptions will change and that such changes will result in future adjustments to deferred policy acquisition cost.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

SEPARATE ACCOUNTS

         Separate accounts are assets and liabilities associated with certain contracts for which the investment risk lies primarily with the holder of the contract. Consequently, the insurer's liability for these accounts equals the value of the account assets. Investment income, realized investment gains (losses), and policyholder account deposits and withdrawals related to the separate accounts are excluded from the statements of income and cash flows. Assets held in the separate accounts are primarily shares in mutual funds, which are carried at fair value, based on the quoted net asset value per share.

INVESTMENT CONTRACTS AND INSURANCE LIABILITIES, RECOGNITION OF INSURANCE POLICY INCOME AND RELATED BENEFITS AND EXPENSES

         Reserves for universal life-type and investment-type contracts are based on the contract account balance, if future benefit payments in excess of the account balance are not guaranteed, or on the present value of future benefit payments when such payments are guaranteed.

         For investment contracts without mortality risk (such as deferred annuities and immediate annuities with benefits paid for a period certain) and for contracts that permit the Company or the insured to make changes in the contract terms (such as single premium whole life and universal life), premium deposits and benefit payments are recorded as increases or decreases in a liability account rather than as revenue and expense. Amounts charged against the liability account for the cost of insurance, policy administration and surrender penalties are recorded as revenues. Interest credited to the liability account and benefit payments made in excess of the contract liability account balance are charged to expense.

         Reserves for traditional and limited-payment contracts are generally calculated using the net level premium method and assumptions as to investment yields, mortality, withdrawals and dividends. The assumptions are based on projections of past experience and include provisions for possible adverse deviation. These assumptions are made at the time the contract is issued or, in the case of contracts acquired by purchase, at the purchase date.

         For traditional insurance contracts, premiums are recognized as income when due. Benefits and expenses are associated with earned premiums so as to result in their recognition over the premium-paying period of the contracts. Such recognition is accomplished through the provision for future policy benefits and the amortization of deferred policy acquisition costs.

         For contracts with mortality risk, but with premiums paid for only a limited period (such as single premium immediate annuities with benefits paid for the life of the annuitant), the accounting treatment is similar to traditional contracts. However, the excess of the gross premium over the net premium is deferred and recognized in relation to the present value of expected future benefit payments.

         Liabilities for incurred claims are determined using historical experience and represent an estimate of the present value of the ultimate net cost of all reported and unreported claims. Management believes these estimates are adequate. Such estimates are periodically reviewed and any adjustments are reflected in current operations.

INCOME TAXES

         The Company files a separate life insurance tax return. AGAIAS is included in the consolidated life/non-life tax return of AGC. Income taxes are allocated to AGAIAS on a separate return basis in accordance with the tax-sharing agreement between the companies included in the consolidated return.

         Deferred income taxes are provided for the future tax effects of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts, measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets, if any, to their estimated realizable value.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

COINSURANCE TRANSACTION

         On May 21, 1998, the Company acquired the in-force individual and tax sheltered annuity business of Provident Companies, Inc., a Delaware corporation, for approximately $27 million. Under the agreement, approximately $1.7 billion of assets and insurance liabilities were assumed by the Company under a coinsurance arrangement and resulted in cost of insurance purchased of $59.8 million. In addition, the results of operations associated with this transaction have been included in the accompanying financial statements from the effective date through December 31, 1998. This transaction was effective as of April 30, 1998.

RECLASSIFICATIONS

         Certain financial statement items presented in prior years have been reclassified to conform to the current year's presentation. Such reclassifications had no effect on net income or shareholder's equity.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

2.  INVESTMENTS:

         The amortized cost, gross unrealized gains and losses, estimated fair value and carrying value of available-for-sale fixed maturities were as follows (dollars in millions):

                                                                         DECEMBER 31, 1998
                                                                         -----------------
                                                                        GROSS          GROSS         ESTIMATED
                                                       AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                                          COST          GAINS          LOSSES           VALUE
                                                       ----------     ----------     ----------      ----------
Available-for-sale:
  U.S. Treasury securities and obligations of U.S.
    Government corporations and agencies               $     96.5     $      1.8     $     (0.2)     $     98.1
  Obligations of states and political subdivisions          158.8           12.6           (0.0)          171.4
  Public utility securities                                 968.5           60.9           (0.3)        1,029.1
  Other corporate securities                              7,603.7          272.6          (90.3)        7,786.0
  Asset-backed securities                                   691.9           22.9           (5.1)          709.7
  Mortgage-backed securities                              3,578.2           63.0           (7.1)        3,634.1
                                                       ----------     ----------     ----------      ----------
      Total available-for-sale                         $ 13,097.6     $    433.8     $   (103.0)     $ 13,428.4
                                                       ==========     ==========     ==========      ==========

                                                                         PREDECESSOR BASIS
                                                                         DECEMBER 31, 1997
                                                                         -----------------
                                                                        GROSS          GROSS         ESTIMATED
                                                       AMORTIZED      UNREALIZED     UNREALIZED         FAIR
                                                          COST          GAINS          LOSSES           VALUE
                                                       ----------     ----------     ----------      ----------
Available-for-sale:
  U.S. Treasury securities and obligations of U.S.
    Government corporations and agencies               $    130.1     $      1.0     $     --        $    131.1
  Obligations of states and political subdivisions          185.7            9.4           (5.3)          189.8
  Public utility securities                               1,015.2           37.3          (14.6)        1,037.9
  Other corporate securities                              5,030.8          258.3          (32.9)        5,256.2
  Asset-backed securities                                   479.6           19.0           (0.9)          497.7
  Mortgage-backed securities                              2,793.7           88.4           (5.6)        2,876.5
                                                       ----------     ----------     ----------      ----------
      Total available-for-sale                         $  9,635.1     $    413.4     $    (59.3)     $  9,989.2
                                                       ==========     ==========     ==========      ==========

         The estimated fair value of below investment grade available-for-sale maturities included above were $790.5 million as of December 31, 1998, and $725.9 million as of December 31, 1997.

         The amortized cost and estimated fair value of fixed maturities by contractual maturity as of December 31, 1998, were as follows (dollars in millions):

                                                                   ESTIMATED
                                                AMORTIZED            FAIR
                                                   COST             VALUE
                                                ----------        ----------
Due in one year or less                         $     98.6        $     99.9
Due after one year through five years              1,490.5           1,519.2
Due after five years through ten years             3,869.8           3,931.7
Due after ten years                                4,060.5           4,243.5
                                                ----------        ----------
  Subtotal                                         9,519.4           9,794.3
Mortgage-backed securities                         3,578.2           3,634.1
                                                ----------        ----------
  Total fixed maturities                        $ 13,097.6        $ 13,428.4
                                                ==========        ==========

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

         Actual maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations, with or without call or prepayment penalties, and because most mortgage-backed securities provide for periodic payments throughout their lives.

         Net investment income consisted of the following (dollars in millions):

                                                                                              PREDECESSOR BASIS
                                                                             ---------------------------------------------------
                                                           TEN MONTHS        TWO MONTHS            YEAR                YEAR
                                                             ENDED              ENDED              ENDED               ENDED
                                                          DECEMBER 31,       FEBRUARY 28,       DECEMBER 31,        DECEMBER 31,
                                                              1998               1998               1997                1996
                                                              ----               ----               ----                ----
Fixed maturities                                           $  750.5           $  128.4           $  746.2            $  656.8
Equity securities                                               0.8                0.7                0.4                 0.8
Mortgage loans                                                  7.5                1.2                7.9                 9.7
Credit-tenant loans                                            15.0                3.0               17.7                19.8
Policy loans                                                    4.2                0.6                3.9                 4.1
Other invested assets                                           5.6                1.1               16.9                15.3
Short-term investments and cash and cash
  equivalents                                                  32.1                5.2               18.6                 6.8
                                                           --------           --------           --------            --------
   Gross investment income                                    815.7              140.2              811.6               713.3
 Investment expenses                                          (10.7)              (1.1)              (4.3)               (3.2)
 Interest expense on dollar rolls                             (29.9)              (4.3)             (17.8)               (8.1)
                                                           --------           --------           --------            --------
     Total investment expenses                                (40.6)              (5.4)             (22.1)              (11.3)

   Net investment income                                   $  775.1           $  134.8           $  789.5            $  702.0
                                                           ========           ========           ========            ========

         The Company had no investments on nonaccrual status nor any fixed maturities in default as to the payment of principal or interest at December 31, 1998 and 1997. The Company had impairment write-downs of $5.0 million in 1998, compared to no write-downs in 1997, and write-downs of $5.6 million in 1996.

         Net realized investment losses were as follows (dollars in millions):

                                                                                              PREDECESSOR BASIS
                                                                             ---------------------------------------------------
                                                           TEN MONTHS        TWO MONTHS            YEAR                YEAR
                                                             ENDED              ENDED              ENDED               ENDED
                                                          DECEMBER 31,       FEBRUARY 28,       DECEMBER 31,        DECEMBER 31,
                                                              1998               1998               1997                1996
                                                              ----               ----               ----                ----
Fixed maturities:
  Gross realized gains                                     $   21.2           $    5.9           $   29.9            $   34.0
  Gross realized losses                                       (38.0)             (10.2)             (47.5)              (25.6)
  Decline in net realizable value that is other
    than Temporary                                             (5.0)              --                 --                  (5.6)
                                                           --------           --------           --------            --------
                                                              (21.8)              (4.3)             (17.6)                2.8
Mortgages loans                                                --                 --                 --                  (0.2)
Other                                                          --                 --                  1.4                --
                                                           --------           --------           --------            --------
  Net realized investment gains (losses) before expenses      (21.8)              (4.3)             (16.2)                2.6
Investment expenses                                            (4.4)              (1.6)              (6.5)               (4.9)
                                                           --------           --------           --------            --------
  Net realized investment losses                           $  (26.2)          $   (5.9)          $  (22.7)           $   (2.3)
                                                           ========           ========           ========            ========

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

         Changes in unrealized appreciation on investments carried at estimated fair value, net of the effects on other balance sheet accounts, were as follows (dollars in millions):

                                                                                            PREDECESSOR BASIS
                                                                             -------------------------------------------------
                                                           TEN MONTHS        TWO MONTHS            YEAR              YEAR
                                                             ENDED              ENDED              ENDED             ENDED
                                                          DECEMBER 31,       FEBRUARY 28,       DECEMBER 31,      DECEMBER 31,
                                                              1998               1998               1997              1996
                                                              ----               ----               ----              ----
Investments carried at estimated fair value:
   Available-for-sale fixed maturities                     $  119.0           (142.3)           $  250.0            $ (238.1)
  Equity securities                                             1.6              0.3                 0.3                --
   Other                                                       --               --                   1.3               (10.1)
                                                           --------         --------            --------            --------
 Change in unrealized appreciation, gross                     120.6           (142.0)              251.6              (248.2)
Less effect on other balance sheet accounts:
  Cost of insurance purchased                                  72.8            (62.7)              (37.7)               18.9
  Deferred policy acquisition costs                           (32.1)            99.1               (71.0)               68.3
  Insurance liabilities                                        --               --                  --                  36.3
   Other liabilities                                           --               (1.1)               (3.3)               (7.8)
  Deferred income taxes                                       (56.4)            37.3               (48.8)               46.4
                                                           --------         --------            --------            --------
 Change in unrealized appreciation, net                    $  104.9         $  (69.4)           $   90.8            $  (86.1)
                                                           ========         ========            ========            ========

MORTGAGE LOANS

         Approximately 70% of the commercial mortgages were on properties located in four states - New Jersey (34%), Texas (14%), Florida (11%), and North Carolina (11%), respectively. No other state comprised greater than 10% of the total commercial mortgage loan balance. During 1998 and 1997 the Company did not recognize any realized losses on mortgage loans compared to $0.2 million in 1996.

         At December 31, 1998, the Company held $197.4 million, or 1.4% of total invested assets, of credit-tenant loans ("CTLs") compared to $217.0 million at year-end 1997. CTLs are mortgage loans for commercial properties which require, as stipulated by the Company's underwriting guidelines, (i) the lease of the principal tenant to be assigned to the Company (including the direct receipt by the Company of the tenant's lease payments) and to produce adequate cash flow to fund the requirements of the loan and (ii) the principal tenant (or the guarantor of such tenant's obligations) to have a credit rating of generally at least "BBB" or its equivalent. The underwriting guidelines take into account such factors as the lease terms on the subject property; the borrower's management ability, including business experience, property management capabilities and financial soundness; and such economic, demographic or other factors that may affect the income generated by the property or its value. The underwriting guidelines also require a loan-to-value ratio of 75% or less. Because CTLs are principally underwritten on the basis of the creditworthiness of the tenant rather than on the value of the underlying property, they are classified as a separate class of securities for financial reporting purposes. As with commercial mortgage loans, CTLs are additionally secured by liens on the underlying property.

DERIVATIVE FINANCIAL INSTRUMENTS

         Interest rate swap agreements related to investment securities at December 31, 1998 were as follows (dollars in millions):

         Interest rate swap agreements to pay fixed rate:           Interest rate swap agreements to receive fixed rate:
         Notional amount                   $55.0                    Notional amount                        $80.0
         Average receive rate               6.73%                   Average receive rate                    6.73%
         Average pay rate                   6.88%                   Average pay rate                        5.31%

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

        The Company's interest rate swaps had an estimated fair value of a positive $0.5 million and $1.1 million at year-end 1998 and 1997, respectively.

         During 1998, the Company purchased call swaptions and put swaptions that expire by 2000. The call swaptions had a notional amount of $640 million and an average strike rate of 4.14% at December 31, 1998. The put swaptions had a notional amount of $1.1 billion and an average strike rate of 8.33% at December 31, 1998. Should the strike rates remain below market rates for call swaptions and above market rates for put swaptions, the swaptions will expire, and the Company's exposure would be limited to the premiums paid.

3.  REINSURANCE:

         In the normal course of business, the Company seeks to limit its exposure to loss on any single policy and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers under excess coverage contracts. The Company has set its retention limit for acceptance of risk on life insurance policies at various levels up to $0.8 million. To the extent that reinsuring companies are unable to meet obligations under these agreements, the Company remains contingently liable. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Assets and liabilities relating to reinsurance contracts are reported gross of the effects of reinsurance. Reinsurance receivables and prepaid reinsurance premiums, including amounts related to insurance liabilities, are reported as assets.

         Direct and assumed life insurance in force totaled $444.5 million, $495.8 million, and $561.5 million at December 31, 1998, 1997 and 1996, respectively and ceded life insurance in force totaled $195.6, $212.8 million, and $247.6 million at December 31, 1998, 1997 and 1996, respectively.

         The cost of ceded policies containing mortality risks totaled $1.3 in 1998, $1.2 million in 1997, and $1.5 million in 1996, and was deducted from insurance premium revenue. Reinsurance recoveries netted against insurance policy benefits totaled $0.4 million, $1.5 million, and $1.4 million in 1998, 1997, and 1996, respectively.

         In October 1995, the Company and American General Life Insurance Company ("AG Life") entered into a modified coinsurance agreement. Under the agreement, AG Life issues SPIAs, and 50% of each risk is reinsured to the Company. Under this arrangement, the Company reports its pro rata share of premiums and shares in its pro rata portion of the gain or loss on policies sold. Pursuant to this arrangement, the Company assumed premiums of $51.7 million, $126.3 million and $90.9 million for the years ended December 31, 1998, 1997 and 1996, respectively. The arrangement resulted in $52.0 million, $126.8 million and $91.3 million of revenues and expenses for the Company in 1998, 1997 and 1996, respectively. As of December 31, 1998 and 1997, the funds held by the Company and the insurance liabilities resulting from this agreement were $269.4 million and $219.5 million, respectively.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

4.  INCOME TAXES:

The components of income tax included in the balance sheet are as follows (dollars in millions):

                                                                   PREDECESSOR BASIS
                                                   DECEMBER 31,       DECEMBER 31,
                                                       1998              1997
                                                   ------------    -----------------
Deferred income tax liabilities:
  Deferred policy acquisition costs and
     cost of insurance purchased                     $ 175.9            $ 176.0
  Basis differential of investments                    141.1               89.8
  Other                                                  5.8               --
                                                     -------            -------
    Gross deferred income tax liabilities              322.8              265.9
Deferred income tax assets:
  Insurance liabilities                                196.8              105.4
  Other                                                 --                  6.7
                                                     -------            -------
    Gross deferred income tax assets                   196.8              112.1

Net deferred income tax liabilities                  $ 126.0            $ 153.8
                                                     =======            =======

Income tax expense was as follows:

                                                                          PREDECESSOR BASIS
                                                           ------------------------------------------------
                                       TEN MONTHS          TWO MONTHS
                                          ENDED               ENDED              YEAR               YEAR
                                       DECEMBER 31,        FEBRUARY 28,          ENDED              ENDED
                                           1998               1998               1997               1996
                                           ----               ----               ----               ----
Current tax provision                    $   39.8           $    7.7           $   55.8            $   31.6
Deferred tax provision                        5.4                2.8                9.1                27.5
                                         --------           --------           --------            --------
Income tax expense                       $   45.2           $   10.5           $   64.9            $   59.1
                                         ========           ========           ========            ========

        Income tax expense differed from that computed at the applicable federal statutory rate (35% during 1998, 1997 and 1996) for the following reasons:

                                                                    PREDECESSOR BASIS
                                                          ------------------------------------
                                           TEN MONTHS     TWO MONTHS
                                              ENDED          ENDED        YEAR         YEAR
                                           DECEMBER 31,   FEBRUARY 28,    ENDED        ENDED
                                               1998           1998        1997         1996
                                               ----           ----        ----         ----
Federal tax on income before income
  taxes at statutory rates                   $   39.3      $   10.5     $   63.1     $   59.1
State taxes                                       1.1          --            1.4          0.3
Amortization of goodwill                          6.9          --           --           --
 Various adjustments                             (2.1)         --            0.4         (0.3)
                                             --------      --------     --------     --------
   Income tax expense                        $   45.2      $   10.5     $   64.9     $   59.1
                                             ========      ========     ========     ========

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

5.  FAIR VALUE OF FINANCIAL INSTRUMENTS:

         SFAS 107, "Disclosures about Fair Values of Financial Instruments", requires disclosures of fair value information about financial instruments, and includes assets and liabilities recognized or not recognized in the balance sheet, for which it is practicable to estimate their fair value. In cases where quoted market prices are not available, fair values are based on estimates using discounted cash flow or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rates and estimates of the amount and timing of future cash flows. SFAS 107 excludes certain insurance liabilities and other non-financial instruments from its disclosure requirements, such as the amount for the value associated with customer or agent relationships, the expected interest margin (interest earnings over interest credited) to be earned in the future on investment-type products, or other intangible items. Accordingly, the aggregate fair value amounts presented herein do not necessarily represent the underlying value of the Company; likewise, care should be exercised in deriving conclusions about the Company's business or financial condition based on the fair value information presented herein.

         The following methods and assumptions were used by the Company in determining estimated fair values of financial instruments:

         FIXED MATURITIES AND EQUITY SECURITIES: The estimated fair values of fixed maturities and equity securities are based on quoted market prices, where available. For fixed maturities and equity securities not actively traded, the estimated fair values are determined using values obtained from independent pricing services or, in the case of private placements, by discounting expected future cash flows using a current market rate commensurate with the credit quality, prepayment optionality and maturity of the respective securities.

         SHORT-TERM INVESTMENTS: The carrying values approximate estimated fair value.

         MORTGAGE LOANS, CREDIT-TENANT LOANS, AND POLICY LOANS: The estimated fair values for mortgage loans, CTLs and policy loans are determined by discounting future expected cash flows using interest rates currently being offered for similar loans to borrowers with similar credit ratings.

         OTHER INVESTED ASSETS: The estimated fair values are determined using quoted market prices for similar instruments.

         INVESTMENT CONTRACTS: The estimated fair values are determined using discounted cash flow calculations based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued. The estimated fair values of investment contracts were approximately equal to the carrying values as of December 31, 1998 and 1997, because interest rates credited on the vast majority of account balances approximate current rates paid on similar investments and are not generally guaranteed beyond one year. Fair values for the Company's insurance liabilities other than those for investment-type insurance contracts are not required to be disclosed. However, the estimated fair values of liabilities for all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

         INVESTMENT BORROWINGS: The carrying values approximate estimated fair value.

         The estimated fair values and carrying values of the Company's financial instruments were as follows:

                                                                                       DECEMBER 31,
                                                                                       ------------
                                                                          1998                              1997
                                                                          ----                              ----
                                                                 FAIR            CARRYING          FAIR            CARRYING
                                                                 VALUE            VALUE            VALUE            VALUE
                                                                 -----            -----            -----            -----
                                                                                   (DOLLARS IN MILLIONS)
                                                                                                      PREDECESSOR BASIS
                                                                                                      -----------------
ASSETS:
  Fixed maturities                                              $13,428.4        $13,428.4        $ 9,989.2        $ 9,989.2
  Equity securities                                                  26.2             26.2             23.8             23.8
  Mortgage loans                                                    124.5            119.6            105.6            102.5
  Credit-tenant loans                                               223.7            197.4            222.9            217.0
  Policy loans                                                       78.1             87.4             55.6             61.8
  Other invested assets                                              64.8             64.8             20.0             20.0
  Short-term investments                                              9.8              9.8                -                -
LIABILITIES:
  Insurance liabilities for investment contracts                 10,933.2         11,750.9          7,796.5          8,294.2
  Investment borrowings                                               0.6              0.6            434.6            434.6

6.  SHAREHOLDER'S EQUITY:

        Generally, dividends that can be paid by the Company during any twelve-month period cannot exceed the greater of statutory net gain from operations (excluding realized gains on investments) for the preceding year or 10% of statutory surplus at the end of the preceding year. In 1999, the Company can pay dividends of up to $94.6 million.

7.  COMMITMENTS AND CONTINGENCIES:

COMMITMENTS

        The Company leases office space and equipment under noncancellable operating leases. The approximate future minimum lease rental commitments under such leases as of December 31, 1998 are as follows (dollars in thousands):

     YEAR ENDING DECEMBER 31,
     ------------------------
               1999                                $  733
               2000                                   674
               2001                                   615
               2002                                   598
               2003                                   581
                Thereafter                            242
                                                   ------
                                                   $3,443
                                                   ======

        Rent expense was $799,000, $946,000 and $1,018,000 in 1998, 1997, and
1996, respectively.

        Until May 1, 1998, the Company was committed to reimburse the AGA Series Trust (formerly WNL Series Trust) for administrative expenses in excess of .12% of the market value of investments related to variable annuity policies issued by the Company. During 1998, 1997 and 1996, the Company incurred approximately $0.8 million, $0.9 million and $0.6 million respectively, related to this commitment.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

CONTINGENCIES

         Assessments are levied on the Company from time to time by guaranty fund associations of states in which it is licensed to provide for payment of covered claims or to meet other insurance obligations, subject to prescribed limits, of insolvent insurance enterprises. Assessments are allocated to an insurer based on the ratio of premiums written by an insurer to total premiums written in the state. The terms of the assessments depend on how each guaranty fund association elects to fund its obligations. Assessments levied by certain states may be recoverable through a reduction in future premium taxes. The Company provides a liability, and estimates premium tax offsets, for estimated future assessments of known insolvencies. Included in other liabilities is a reserve for guaranty fund assessments of $11.2 million, $16.6 million, and $22.1 million in 1998, 1997, and 1996, respectively. The Company determines guaranty fund liabilities by utilizing a report prepared annually by the National Organization of Life and Health Insurance Guaranty Associations which provides estimates of assessments by insolvency. Although management believes the provision for guaranty fund assessments is adequate for all known insolvencies, and does not currently anticipate the need for any material additions to the reserve for known insolvencies. However, it is reasonably possible that the estimates on which the provision is based will change and that such changes will result in future adjustments.

         From time to time, the Company is involved in lawsuits which are related to its operations. In most cases, such lawsuits involve claims under insurance policies or other contracts of the Company. None of the lawsuits currently pending, either individually or in the aggregate, is expected to have a material effect on the Company's financial condition or results of operations.

8.  EMPLOYEE BENEFIT PLANS:

         The Company participates in several employee benefit plans which together cover substantially all of its employees. The amounts related to the pension plans were not significant to the Company operations.

9.  RELATED PARTY TRANSACTIONS:

         The Company and several of its affiliates have entered into contracts indefinite in duration for the performance of various services. These services include mortgage loan origination and servicing, and various other routine business services or materials which may be provided to the Company. All other agreements are cost allocation agreements, based upon generally accepted accounting principles, involving the Company with its parent or any affiliated insurer.

         The Company from time to time borrows funds from American General Corporation under an intercompany borrowing agreement. These borrowings are on demand and are unsecured. Interest charges on the average borrowings each quarter are based upon an average commercial paper rate.

         In addition, the Company pays management fees for affiliated service expenses. These expenses are allocated by American General Corporation to the Company. In 1998, the Company paid $11.4 million for investment management fees and $1.1 million for data processing services.

         In 1998, the Company received capital contributions from its parent of $170.8 million. In 1998, there was a note issued of $100.0 million to American General Corporation.

         See Note 3 for a description of the modified coinsurance agreement with AG Life.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

10.  OTHER OPERATING STATEMENT DATA:

         Premiums and other considerations consisted of the following (dollars in millions):

                                                                                        PREDECESSOR BASIS
                                                                          -------------------------------------------------
                                                       TEN MONTHS         TWO MONTHS
                                                          ENDED              ENDED               YEAR                YEAR
                                                       DECEMBER 31,       FEBRUARY 28,           ENDED               ENDED
                                                           1998               1998               1997                1996
                                                           ----               ----               ----                ----
Premiums collected                                       $2,290.1           $  349.5           $2,051.1            $1,625.5
Reinsurance ceded                                            (1.1)              (0.2)              (1.2)               (1.5)
                                                         --------           --------           --------            --------
Premiums collected, net                                   2,289.0              349.3            2,049.9             1,624.0
Less premiums on universal life and
  Investment contracts without mortality
  Risk which are recorded as additions to
   Insurance liabilities                                 (2,184.6)            (347.4)          (2,040.8)           (1,613.4)
                                                         --------           --------           --------            --------

Premiums on products with mortality
  Risk,  recorded as insurance policy income                104.4                1.9                9.1                10.6
Reinsurance assumed                                          33.5               12.6              109.4                71.1
Amortization of deferred revenue                              0.2                0.1                0.6                 0.5
Fees and surrender charges                                    9.5                1.3                6.9                 4.4
Other                                                         3.0               (2.0)               0.9                 4.4
                                                         --------           --------           --------            --------
Premiums and other considerations                        $  150.6           $   13.9           $  126.9            $   91.0
                                                         ========           ========           ========            ========

The changes in cost of insurance purchased (CIP) were as follows (dollars in millions):

                                                                                        PREDECESSOR BASIS
                                                                          -------------------------------------------------
                                                       TEN MONTHS         TWO MONTHS
                                                          ENDED              ENDED               YEAR                YEAR
                                                       DECEMBER 31,       FEBRUARY 28,           ENDED               ENDED
                                                           1998               1998               1997                1996
                                                           ----               ----               ----                ----
Balance, beginning of period before effect of
  fair value adjustments of available for sale
  fixed maturities                                       $  400.9           $   66.5           $   71.5            $   75.8
Acquisition of new business                                  59.8               --                 --                  --
 Scheduled amortization                                     (33.4)              (0.8)              (5.0)               (4.3)
Amortization related to realized gains and losses            (2.2)              --                 --                  --
                                                         --------           --------           --------            --------
                                                            425.1               65.7               66.5                71.5

Adjustment for the acquisition (a)                           --                335.2               --                  --
Balance, end of period before effect of fair value
   adjustments of available for sale fixed                  425.1              400.9               66.5                71.5
maturities
Effect of fair value adjustment of available for
    sale fixed maturities                                   (48.7)            (121.5)             (58.8)              (21.1)
                                                         --------           --------           --------            --------
Balance, end of period                                   $  376.4           $  279.4           $    7.7            $   50.4
                                                         ========           ========           ========            ========

        (a) Represents the incremental amount necessary to recognize the new CIP asset attributable to the 1998 acquisition.

        CIP amortization, net of accretion and additions, expected to be recorded in cash over the next five years is $41.9 million, $40.2 million, $37.6 million, $34.4, and $31.2 million.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

         The changes in the deferred policy acquisition cost were as follows (dollars in millions):

                                                                                        PREDECESSOR BASIS
                                                                          ------------------------------------------------
                                                       TEN MONTHS         TWO MONTHS
                                                          ENDED              ENDED               YEAR                YEAR
                                                       DECEMBER 31,       FEBRUARY 28,           ENDED               ENDED
                                                           1998               1998               1997                1996
                                                           ----               ----               ----                ----
Balance, beginning of period before effect of
  fair value adjustments of available for sale
  fixed maturities                                      $  146.7           $  517.1           $  408.3            $  325.1
Acquisition costs incurred                                 147.2               22.4              147.6               120.7
 Scheduled amortization                                    (13.4)              (8.4)             (42.8)              (36.9)
 Amortization related to realized gains and losses          (0.8)               1.2                4.0                (0.6)
                                                        --------           --------           --------            --------
                                                           279.7              532.3              517.1               408.3

Adjustment for the acquisition (a)                          --               (385.6)              --                  --
Balance, end of period before effect of fair value
  adjustments of available for sale fixed maturities       279.7              146.7              517.1               408.3
Effect of fair value adjustment of available for
   sale fixed maturities                                   (32.1)              --                (99.1)              (28.1)
                                                        --------           --------           --------            --------
Balance, end of period                                  $  247.6           $  146.7           $  418.0            $  380.2
                                                        ========           ========           ========            ========

        (a) Represents the necessary elimination of the historical DPAC asset required by purchase accounting.

11.  STATUTORY INFORMATION:

        Statutory accounting practices prescribed or permitted for the Company by regulatory authorities differ from generally accepted accounting principles. The Company reported the following amounts to regulatory agencies:

                                             DECEMBER 31,
                                             ------------
                                           1998         1997
                                         --------     -------
                                         (DOLLARS IN MILLIONS)
Statutory capital and surplus            $  823.1     $ 638.7
Asset valuation reserve                     135.9       116.4
Interest maintenance reserve                100.4       105.4
                                         --------     -------
  Total                                  $1,059.4     $ 860.5
                                         ========     =======

        Statutory accounting practices require that certain investment-related portions of surplus, called the asset valuation reserve ("AVR") and the interest maintenance reserve ("IMR"), be appropriated and reported as liabilities. The purpose of these reserves is to stabilize statutory surplus against fluctuations in the market value of investments. The AVR captures realized and unrealized investment gains and losses related to changes in creditworthiness. The IMR captures realized investment gains and losses on debt instruments resulting from changes in interest rates and provides for subsequent amortization of such amounts into statutory net income on a basis reflecting the remaining life of the assets sold.

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

         Statutory financial statements differ from GAAP. Significant differences were as follows (dollars in millions):

                                                                                        PREDECESSOR BASIS
                                                                          -------------------------------------------------
                                                       TEN MONTHS         TWO MONTHS
                                                          ENDED              ENDED               YEAR                YEAR
                                                       DECEMBER 31,       FEBRUARY 28,           ENDED               ENDED
                                                           1998               1998               1997                1996
                                                           ----               ----               ----                ----
Net income:
  Statutory net gain from operations                     $   70.5           $   24.1           $   76.3            $   39.2
  Deferred policy acquisition costs and cost of
     insurance purchased                                    110.0               13.5              103.1                78.9
  Income taxes                                               (9.9)              (2.8)              (9.1)              (23.8)
  Adjustment to policy reserves                             (57.7)             (13.4)             (58.1)               (1.5)
  Goodwill amortization                                     (19.7)               0.0                0.0                 0.0
  Net realized gains/investments                            (33.4)              (1.3)              (3.6)               11.4
  Other, net                                                  7.3               (0.6)               6.7                 5.8
                                                         --------           --------           --------            --------
GAAP net income                                          $   67.1           $   19.5           $  115.3            $  110.0
                                                         ========           ========           ========            ========

Shareholder's equity:
  Statutory capital and surplus                          $  823.1           $  663.4           $  638.7            $  572.4
  Deferred policy acquisition costs and cost of
     insurance purchased                                    624.0              445.8              425.7               430.6
  Income taxes                                             (129.2)            (155.6)            (156.2)              (95.8)
  Adjustments to policy reserves                           (484.7)            (207.8)            (195.5)             (136.5)
  Acquisition-related goodwill                              898.8                0.0                0.0                 0.0
  Asset valuation reserve                                   135.9              116.4              116.4               109.0
  Interest maintenance reserve                              100.4              105.4              105.4               104.4
  Investments                                               435.4              357.4              376.6               133.7
  Adjustment for the acquisition                              0.0              688.9                0.0                 0.0
  Other, net                                                (45.6)               1.4               (0.2)              (22.8)
                                                         --------           --------           --------            --------
Total GAAP shareholder's equity                          $2,358.1           $2,015.3           $1,310.9            $1,095.0
                                                         ========           ========           ========            ========

12.  YEAR 2000 CONTINGENCY (UNAUDITED)

        Internal Systems. The Company has numerous technology systems that are managed on a decentralized basis. The Company's Year 2000 readiness efforts are therefore being undertaken by its key business units with centralized oversight. Each business unit has developed and is implementing a plan to minimize the risk of a significant negative impact on its operations.

        While the specifics of the plans vary, the plans include the following activities: (1) perform an inventory of the Company's information technology and non-information technology systems; (2) assess which items in the inventory may expose the Company to business interruptions due to Year 2000 issues; (3) reprogram or replace systems that are not Year 2000 ready, (4) test systems to prove that they will function into the next century as they do currently, and
(5) return the system to operations. As of December 31, 1998, these activities have been completed for substantially all of the Company's critical systems, making them Year 2000 ready. Vendor upgrades for a small number of systems are expected in the first half of 1999; therefore, activities (3) through (5) are ongoing for these systems. The Company will continue to test its systems throughout 1999 to maintain Year 2000 readiness.

        Third Party Relationships. The Company has relationships with various third parties who also must be Year 2000 ready. These third parties provide (or receive) resources and services to (or from) the Company and include organizations with which the Company exchanges information. Third parties include vendors of hardware, software, and information services; providers of infrastructure services such as voice and data communications and utilities for office facilities; investors; customers; distribution channels; and joint venture partners. Third parties differ from internal systems in that the Company

AMERICAN GENERAL ANNUITY INSURANCE COMPANY
(FORMERLY WESTERN NATIONAL LIFE INSURANCE COMPANY)
NOTES TO FINANCIAL STATEMENTS - CONTINUED

exercises less, or no, control over their Year 2000 readiness. The Company has developed a plan to assess and attempt to mitigate the risks associated with the potential failure of third parties to achieve Year 2000 readiness. The plan includes the following activities: (1) identify and classify third party dependencies; (2) research, analyze, and document Year 2000 readiness for critical third parties; and (3) test critical hardware and software products and electronic interfaces. A more detailed evaluation will be completed during first quarter 1999 as part of the Company's contingency planning efforts. Due to the various stages of third parties' Year 2000 readiness, the Company's testing activities will extend throughout 1999.

        Contingency Plans. The Company has commenced contingency planning to reduce the risk of Year 2000 related business failures. The contingency plans, which address both internal systems and third party relationships, include the following activities: (1) evaluate the consequences of failure of business processes with significant exposure to Year 2000 risk, (2) determine the probability of a Year 2000-related failure for those processes that have a high consequence of failure; (3) develop an action plan to complete contingency plans for those processes that rank high in consequence and probability of failure; and (4) complete the applicable action plans. The Company is currently developing contingency plans and expects to substantially complete all contingency-planning activities by April 30, 1999.

        Risks and Uncertainties. Based on its plans to make internal systems ready for Year 2000, to deal with third party relationships, and to develop contingency actions, the Company believes that it will experience at most isolated and minor disruptions of business processes following the turn of the century. Such disruptions are not expected to have a material effect on the Company's future results of operations, liquidity, or financial condition. However, due to the magnitude and complexity of this project, risks and uncertainties exist and the Company is not able to predict a most reasonably likely worst case scenario. If Year 2000 readiness is not achieved due to nonperformance by significant third party vendors, the Company's failure to maintain critical systems as Year 2000 ready, failure of critical third parties to achieve Year 2000 readiness on a timely basis, or other unforeseen circumstances in completing the Company's plans, the Year 2000 issues could have a material adverse impact on the Company's operations following the turn of the century.

        Costs. Through December 31, 1998, the Company has incurred and expensed $1 million (pretax) related to Year 2000 readiness, all of which was incurred in 1998. The Company currently anticipates that it will incur future costs of approximately $0.6 million (pretax) to maintain Year 2000 readiness, complete Year 2000 work on noncritical systems and third party relationships, and complete contingency planning activities. In addition, the Company accelerated the planned replacement of certain systems as part of the Year 2000 plans.

                         REPORT OF INDEPENDENT AUDITORS
                         ON FINANCIAL STATEMENT SCHEDULE


To the Board of Directors of
American General Annuity Insurance Company

         Our report on the financial statements of American General Annuity Insurance Company, formerly known as Western National Life Insurance Company, is included on page F-3 of this Form N-4. In connection with our audit of such financial statements, we have also audited the related financial statement schedule as of December 31, 1996 and for the year then ended listed in the index on page F-1 of this Form N-4.

         In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.


                                      Coopers & Lybrand L.L.P.

Houston, Texas
February 5, 1997

                     WESTERN NATIONAL LIFE INSURANCE COMPANY

                                   SCHEDULE IV

                                   REINSURANCE

              FOR THE YEARS ENDED DECEMBER 31, 1998, 1997 AND 1996

                                                   PREDECESSOR BASIS
                                                  -------------------
                                      1998         1997         1996
                                     ------       ------       ------
                                           (DOLLARS IN MILLIONS)
LIFE INSURANCE IN FORCE:
  Direct                             $443.1       $494.1       $559.3
  Assumed                               1.4          1.8          2.2
  Ceded                              (195.6)      (212.8)      (247.6)
                                     ------       ------       ------
    Net insurance in force           $248.9       $283.1       $313.9
                                     ======       ======       ======
    Percentage of assumed to net        0.6%         0.6%         0.7%

                                                                                          PREDECESSOR BASIS
                                                                          ------------------------------------------------
                                                         TEN MONTHS       TWO MONTHS
                                                            ENDED            ENDED               YEAR                YEAR
                                                         DECEMBER 31,     FEBRUARY 28,           ENDED               ENDED
                                                             1998             1998               1997                1996
                                                         ------------     ------------           -----               -----
                                                                              (DOLLARS IN MILLIONS)
PREMIUMS RECORDED AS REVENUE FOR GENERALLY
  ACCEPTED ACCOUNTING PRINCIPLES:
  Premiums and other considerations, gross               $  118.2           $    1.5           $   18.7            $   21.4
  Assumed                                                    33.5               12.6              109.4                71.1
  Ceded                                                      (1.1)              (0.2)              (1.2)               (1.5)
                                                         --------           --------           --------            --------
    Net premiums                                         $  150.6           $   13.9           $  126.9            $   91.0
                                                         ========           ========           ========            ========
  Percentage of assumed to net                               22.2%              90.1%              86.2%               78.1%

                            --AMERCAN GENERAL LOGO--

             AMERICAN GENERAL ANNUITY
                                                INSURANCE COMPANY


                           PRINTED IN U.S.A.    8/99


                    Recycled Paper  --RECYCLED PAPER LOGO--

                                     PART C

                               OTHER INFORMATION

ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

A. FINANCIAL STATEMENTS


     The financial statements of the Company are included in Part B hereof.



B. EXHIBITS



   1.         -- Resolution of Board of Directors of the Company
                 authorizing the establishment of the Separate Account.*
   2.         -- Not applicable.
   3.         -- Principal Underwriter's Agreement.*
   4.         -- Individual Fixed and Variable Deferred Annuity Contract.
   5.         -- Application Form.
   6.         -- (i) Copy of Amended and Restated Articles of
                 Incorporation of the Company.**
              -- (ii) Copy of the Restated Bylaws of the Company.**
   7.         -- Not applicable.
   8.         -- (i) Form of Participation Agreement between American
                 General Annuity Insurance Company, American General
                 Series Portfolio Company and The Variable Annuity Life
                 Insurance Company.
              -- (ii) Form of Participation Agreement between American
                 General Annuity Insurance Company, Banc One Investment
                 Advisors Corporation, Nationwide Advisory Services, Inc.
                 and Nationwide Investors Services, Inc.
              -- (iii) Participation Agreement between American General
                 Annuity Insurance Company, Van Kampen Life Investment
                 Trust, Van Kampen Funds, Inc., and Van Kampen Asset
                 Management Inc. dated February 25, 1999.
              -- (iv) Form of Amendment No. 1 to Participation Agreement
                 between American General Annuity Insurance Company, Van
                 Kampen Life Investment Trust, Van Kampen Funds, Inc., and
                 Van Kampen Asset Management Inc.
              -- (v) Participation Agreement between American General
                 Annuity Insurance Company, AIM Variable Insurance Funds,
                 Inc., A I M Distributors, Inc. and AGA Brokerage
                 Services, Inc. dated November 23, 1998.
              -- (vi) Form of Amendment No. 1 to Participation Agreement
                 between American General Annuity Insurance Company, AIM
                 Variable Insurance Funds, Inc., A I M Distributors, Inc.
                 and AGA Brokerage Services, Inc.
              -- (vii) Participation Agreement between American General
                 Annuity Insurance Company Oppenheimer Variable Account
                 Funds, and Oppenheimer Funds, Inc. dated November 23,
                 1998.
              -- (viii) First Amendment to Participation Agreement between
                 American General Annuity Insurance Company, Oppenheimer
                 Variable Account Funds, and Oppenheimer Funds, Inc. dated
                 November 23, 1998.
              -- (ix) Form of Second Amendment to Participation Agreement
                 between American General Annuity Insurance Company,
                 Oppenheimer Variable Account Funds, and Oppenheimer
                 Funds, Inc.
              -- (x) Participation Agreement between American General
                 Annuity Insurance Company, Templeton Variable Products
                 Series Fund and Franklin Templeton Distributors, Inc.
                 dated November 23, 1998.
              -- (xi) Form of Amendment No. 1 to Participation Agreement
                 between American General Annuity Insurance Company,
                 Templeton Variable Products Series Fund and Franklin
                 Templeton Distributors, Inc.
   9.         -- Not Applicable
  10.         -- (i) Consent of Independent Auditors.
              -- (ii) Consent of Independent Accountants.
  11.         -- Not applicable.

  12.         -- Not applicable.
  13.         -- Calculation of Performance Information.
  14.         -- Not applicable.
  15.         -- (i) Copies of manually signed powers of attorney for
                 American General Annuity Insurance Company Directors John
                 E. Arant, Kent E. Barrett and Carl J. Santillo.*
              -- (ii) Copy of manually signed power of attorney for
                 American General Annuity Insurance Company Director,
                 Robert M. Devlin.***
              -- (iii) Copies of manually signed powers of attorney for
                 American General Annuity Insurance Company Directors,
                 Thomas L. West, Jr., Bruce R. Abrams, John A. Graf and
                 John P. Newton.***


---------------

  * Incorporated by reference to Post Effective Amendment No. 7 Registrant's Form N-4 Registration Statement as filed on April 29, 1999 (File No. 033-86464).

 ** Incorporated by reference to Post-Effective Amendment No. 5 to Registrant's
    Form N-4 Registration Statement as electronically filed on May 26, 1998 (File No. 33-86464).


*** Incorporated by reference to Post-Effective Amendment No. 6 to Registrant's
    Form N-4 Registration Statement as electronically filed on September 29, 1998 (File No. 33-86464).


ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

     The directors and principal officers of the Company are set forth below, together with their current principal occupations including any position with American General Corporation ("AGC"), the indirect parent of American General Annuity Insurance Company ("AGAIC"), the depositor of the Registrant. The business address of each officer and director is 2929 Allen Parkway, Houston, Texas 77019.

           NAMES AND PRINCIPAL
            BUSINESS ADDRESS                POSITIONS AND OFFICES HELD WITH DEPOSITOR
           -------------------              -----------------------------------------
Thomas L. West, Jr.......................   Chairman, AGAIC.
                                              Vice Chairman and Group Executive --
                                              Retirement Services, American General
                                              Corporation.
Jon P. Newton............................   Senior Chairman of the Board of
                                            Directors, AGAIC. Vice Chairman of the
                                              Board of Directors, American General
                                              Corporation.
Kent E. Barrett..........................   Director, Executive Vice President and
                                            Chief Financial Officer, AGAIC.
John A. Graf.............................   Director, President and Chief Executive
                                              Officer, AGAIC.
Robert M. Devlin.........................   Director, AGAIC.
                                              Chairman of the Board of Directors and
                                              Chief Executive Officer, American
                                              General Corporation.
Bruce R. Abrams..........................   Director and Executive Vice President --
                                              Marketing, AGAIC.
John E. Arant............................   Director and Executive Vice President --
                                              Sales, AGAIC.
Carl J. Santillo.........................   Director and Executive Vice President --
                                              Operations, AGAIC.
Patrick E. Grady.........................   Senior Vice President and Treasurer,
                                            AGAIC.
Brent C. Nelson..........................   Senior Vice President and Controller,
                                            AGAIC.

           NAMES AND PRINCIPAL
            BUSINESS ADDRESS                POSITIONS AND OFFICES HELD WITH DEPOSITOR
           -------------------              -----------------------------------------
Richard W. Scott.........................   Vice President and Chief Investment
                                            Officer, AGAIC.
                                              Executive Vice President and Chief
                                              Investment Officer, American General
                                              Corporation.
Michael J. Akers.........................   Senior Vice President and Chief Actuary,
                                              AGAIC.
Dwight L. Cramer, II.....................   Senior Vice President -- Specialty
                                            Markets, AGAIC.
Stephen G. Kellison......................   Senior Vice President -- Institutional
                                            Services, AGAIC.
Cynthia A. Toles.........................   Senior Vice President, General Counsel
                                            and Secretary, AGAIC.
Dan W. Arnold............................   Vice President -- Customer Care Center,
                                              AGAIC.
James D. Bonsall.........................   Vice President -- Financial Reporting,
                                              AGAIC.
Harry N. Bragg...........................   Vice President -- Strategic Systems,
                                            AGAIC.
Gregory S. Broer.........................   Vice President -- Actuarial, AGAIC.
Richard A. Combs.........................   Vice President -- Actuarial, AGAIC.
J. David Crank...........................   Vice President -- Group Services, AGAIC.
Neil J. Davidson.........................   Vice President -- Actuarial, AGAIC.
David H. denBoer.........................   Vice President -- Compliance, AGAIC.
Stephen R. Duff..........................   Vice President -- Financial Institution
                                              Acquisitions, AGAIC.
Daniel Fritz.............................   Vice President -- Actuarial, AGAIC.
Sharla A. Jackson........................   Vice President -- Operations and Customer
                                              Service, AGAIC.
Jeff S. Johnson..........................   Vice President -- Marketing
                                            Communications, AGAIC.
Kent W. Lamb.............................   Vice President -- Financial Reporting,
                                              AGAIC.
Richard Lindsay..........................   Vice President -- Personal Retirement
                                              Services, AGAIC.
James J. Michel..........................   Vice President -- Insurance Accounting,
                                              AGAIC.
Stephen J. Poston........................   Vice President -- National Sales Manager,
                                              AGAIC.
Steven D. Rubinstein.....................   Vice President -- Financial Planning and
                                              Reporting, AGAIC.
Phillip W. Schraub.......................   Vice President -- Houston Administration,
                                              AGAIC.
Gary N. See..............................   Vice President -- Actuarial, AGAIC.
Gregory R. Seward........................   Vice President -- Variable Product
                                              Accounting, AGAIC.
Conway R. Shaw...........................   Vice President -- Group Marketing, AGAIC.
Norman A. Skinrood, Jr. .................   Vice President -- Group Plan
                                            Administration, AGAIC.

           NAMES AND PRINCIPAL
            BUSINESS ADDRESS                POSITIONS AND OFFICES HELD WITH DEPOSITOR
           -------------------              -----------------------------------------
Paula F. Snyder..........................   Vice President -- Marketing Services,
                                              AGAIC.
Robert E. Steele.........................   Vice President -- Structured Settlements,
                                              AGAIC.
Kenneth R. Story.........................   Vice President -- Amarillo Systems,
                                            AGAIC.
Terry L. Swenson.........................   Vice President -- Variable Products,
                                            AGAIC.
Peter V. Tuters..........................   Vice President and Investment Officer
                                            Senior Vice President -- Investments,
                                              AGAIC.
William C. Vetterling....................   Vice President -- Marketing
                                            Administration, AGAIC.
Garry B. Watts...........................   Vice President -- Independent Agents/
                                              Brokers, AGAIC.
William A. Wilson........................   Vice President -- Government Affairs,
                                              AGAIC.

     The principal business address is 2929 Allen Parkway, Houston, Texas 77019.

ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


     The following is a list of American General Corporation's subsidiaries as of May 31, 1999(1)(2)(3)(4)(5). All subsidiaries listed are corporations, unless otherwise indicated. Subsidiaries of subsidiaries are indicated by indentations and unless otherwise indicated, all subsidiaries are wholly owned. Inactive subsidiaries are denoted by an asterisk (*).



NAME                                                          JURISDICTION OF
----                                                          INCORPORATION -
AGC Life Insurance Company..................................  Missouri
  American General Property Insurance Company(16)...........  Tennessee
     American General Property Insurance Company of
      Florida...............................................  Florida
  American General Life and Accident Insurance Company(6)...  Tennessee
     Stylistic Distribution Corporation.....................  Delaware
     Millennium Distribution Corporation....................  Delaware
     New Age Distribution Corporation.......................  Delaware
     Good-To-Great Distribution Corporation.................  Delaware
     Next Generation Distribution Corporation...............  Delaware
     New Technology Distribution Corporation................  Delaware
     Life Application Distribution Corporation..............  Delaware
     American General Exchange, Inc.........................  Tennessee
  American General Life Insurance Company(7)................  Texas
     American General Annuity Service Corporation...........  Texas
     American General Life Companies........................  Delaware
     American General Life Insurance Company of New York....  New York
       The Winchester Agency Ltd. ..........................  New York
     The Variable Annuity Life Insurance Company............  Texas
       Parkway 1999 Trust(17)...............................  Maryland
       PESCO Plus, Inc(14)..................................  Delaware
       American General Gateway Services, L.L.C.(15)........  Delaware
       The Variable Annuity Marketing Company...............  Texas
       VALIC Investment Services Company....................  Texas
       VALIC Retirement Services Company....................  Texas
       VALIC Trust Company..................................  Texas

NAME                                                          JURISDICTION OF
----                                                          INCORPORATION -
  The Franklin Life Insurance Company.......................  Illinois
     The American Franklin Life Insurance Company...........  Illinois
     Franklin Financial Services Corporation................  Delaware
  HBC Development Corporation...............................  Virginia
  Templeton American General Life of Bermuda Ltd(13)........  Bermuda
  Western National Corporation..............................  Delaware
     WNL Holding Corp. .....................................  Delaware
     American General Annuity Insurance Company.............  Texas
     American General Assignment Corporation................  Texas
  A.G. Distributors, Inc. ..................................  Delaware
     A.G. Investment Advisory Services, Inc. ...............  Delaware
     American General Financial Institution Group, Inc. ....  Delaware
     WNL Insurance Services, Inc............................  Delaware
  American General Corporation*.............................  Delaware
  American General Delaware Management Corporation(1).......  Delaware
  American General Finance, Inc. ...........................  Indiana
     HSA Residential Mortgage Services of Texas, Inc. ......  Delaware
     AGF Investment Corp. ..................................  Indiana
     American General Auto Finance, Inc. ...................  Delaware
     American General Finance Corporation(8)................  Indiana
       American General Finance Group, Inc. ................  Delaware
          American General Financial Services, Inc.(9) .....  Delaware
            The National Life and Accident Insurance
               Company......................................  Texas
       Merit Life Insurance Co. ............................  Indiana
       Yosemite Insurance Company...........................  Indiana
     American General Finance, Inc. ........................  Alabama
     American General Financial Center......................  Utah
     American General Bank, FSB.............................  Utah
     American General Financial Center, Inc.* ..............  Indiana
     American General Financial Center, Incorporated* ......  Indiana
     American General Financial Center Thrift Company* .....  California
     Thrift, Incorporated* .................................  Indiana
  American General Investment Advisory Services, Inc.* .....  Texas
  American General Investment Holding Corporation(10).......  Delaware
  American General Investment Management Corporation(10)....  Delaware
  American General Realty Advisors, Inc. ...................  Delaware
  American General Realty Investment Corporation............  Texas
     AGLL Corporation(11)...................................  Delaware
     American General Land Holding Company..................  Delaware
       AG Land Associates, LLC(11)..........................  California
     GDI Holding, Inc.*(12).................................  California
     Pebble Creek Service Corporation.......................  Florida
     SR/HP/CM Corporation...................................  Texas
  Green Hills Corporation...................................  Delaware
  Knickerbocker Corporation.................................  Texas
     American Athletic Club, Inc. ..........................  Texas
  Pavilions Corporation.....................................  Delaware
  USLIFE Corporation........................................  Delaware
     All American Life Insurance Company....................  Illinois
     American General Assurance Company.....................  Illinois
     American General Indemnity Company.....................  Nebraska

NAME                                                          JURISDICTION OF
----                                                          INCORPORATION -
     USLIFE Credit Life Insurance Company of Arizona........  Arizona
  American General Life Insurance Company of Pennsylvania...  Pennsylvania
  I.C. Cal*.................................................  California
  The Old Line Life Insurance Company of America............  Wisconsin
  The United States Life Insurance Company in the City of
     New York...............................................  New York
  USLIFE Agency Services, Inc. .............................  Illinois
     USMRP, Ltd. ...........................................  Turks & Caicos
  USLIFE Financial Institution Marketing Group, Inc. .......  California
  USLIFE Insurance Services Corporation.....................  Texas
  USLIFE Realty Corporation.................................  Texas
     USLIFE Real Estate Services Corporation................  Texas
  USLIFE Systems Corporation................................  Delaware



     American General Finance Foundation, Inc. is not included on this list. It is a non-profit corporation.



                                     NOTES



 (1) The following limited liability companies were formed in the State of Delaware on March 28, 1995. The limited liability interests of each are jointly owned by AGC and AGDMC and the business and affairs of each are managed by AGDMC:



        American General Capital, L.L.C.


        American General Delaware, L.L.C.



 (2) On November 26, 1996, American General Institutional Capital A ("AG Cap Trust A"), a Delaware business trust, was created. On March 10, 1997, American General Institutional Capital B ("AG Cap Trust B"), also a Delaware business trust, was created. Both AG Cap Trust A's and AG Cap Trust B's business and affairs are conducted through their trustees:
     Bankers Trust Company and Bankers Trust (Delaware). Capital securities of each are held by non-affiliated third party investors and common securities of AG Cap Trust A and AG Cap Trust B are held by AGC.



 (3) On November 14, 1997, American General Capital I, American General Capital II, American General Capital III, and American General Capital IV (collectively, the "Trusts"), all Delaware business trusts, were created. Each of the Trusts' business and affairs are conducted through its trustees: Bankers Trust (Delaware) and James L. Gleaves (not in his individual capacity but solely as Trustee).



 (4) On July 10, 1997, the following insurance subsidiaries of AGC became the direct owners of the indicated percentages of membership units of SBIL B, L.L.C. ("SBIL B"), a U.S. limited liability company: VALIC (22.6%), FL (8.1%), AGLA (4.8%) and AGL (4.8%).



     Through their aggregate 40.3% interest in SBIL B, VALIC, FL, AGLA and AGL indirectly own approximately 28% of the securities of SBI, an English company, and 14% of the securities of ESBL, an English company, SBP, an English company, and SBFL, a Cayman Islands company. These interests are held for investment purposes only.



 (5) Effective December 5, 1997, AGC and Grupo Nacional Provincial, S.A. ("GNP") completed the purchase by AGC of a 40% interest in Grupo Nacional Provincial Pensions S.A. de C.V., a new holding company formed by GNP, one of Mexico's largest financial services companies.



 (6) AGLA owns approximately 12% of Whirlpool Financial Corp. ("Whirlpool") preferred stock. AGLA's holdings in Whirlpool represents approximately 3% of the voting power of the capital stock of Whirlpool. The interests in Whirlpool (which is a corporation that is not associated with AGC) are held for investment purposes only.

 (7) AGL owns 100% of the common stock of American General Securities Incorporated ("AGSI"), a full-service NASD broker-dealer. AGSI, in turn, owns 100% of the stock of the following insurance agencies:



        American General Insurance Agency, Inc. (Missouri)


        American General Insurance Agency of Hawaii, Inc. (Hawaii)


        American General Insurance Agency of Massachusetts, Inc. (Massachusetts)



     In addition, the following agencies are indirectly related to AGSI, but not owned or controlled by AGSI:



        American General Insurance Agency of Ohio, Inc. (Ohio)


        American General Insurance Agency of Texas, Inc. (Texas)


        American General Insurance Agency of Oklahoma, Inc. (Oklahoma)


        Insurance Masters Agency, Inc. (Texas)



     AGSI and the foregoing agencies are not affiliates or subsidiaries of AGL under applicable holding company laws, but they are part of the AGC group of companies under other laws.



 (8) American General Finance Corporation is the parent of an additional 48 wholly-owned subsidiaries incorporated in 30 states and Puerto Rico for the purpose of conducting its consumer finance operations, including those noted in footnote 10 below.



 (9) American General Financial Services, Inc. is the parent of an additional 7 wholly-owned subsidiaries incorporated in 4 states and Puerto Rico for the purpose of conducting its consumer finance operations.



(10) American General Investment Management, L.P., a Delaware limited partnership, is jointly owned by AGIHC and AGIMC. AGIHC holds a 99% limited partnership interest, and AGIMC owns a 1% general partnership interest.



(11) AG Land Associates, LLC is jointly owned by AGLH and AGLL. AGLH holds a 98.75% managing interest and AGLL owns a 1.25% managing interest.



(12) AGRI owns a 75% interest in GDI Holding, Inc.



(13) AGCL owns 50% of the common stock of TAG Life. Templeton International, Inc., a Delaware corporation, owns the remaining 50% of TAG Life. Templeton International, Inc. is not affiliated with AGC.



(14) VALIC holds 900 (90%) of the outstanding common shares. The Florida Education Association/United, a Florida teachers union and unaffiliated third party, holds the remaining 100 (10%) of the outstanding common shares.



(15) VALIC holds (90%) of the outstanding common shares. Gateway Investment Services, Inc., a California corporation and an unaffiliated third party, holds the remaining 10% of the outstanding common shares.



(16) AGPIC is jointly owned by AGCL and AGLA. AGCL owns 51.85% and AGLA owns 48.15% of the issued and outstanding shares of AGPIC.



(17) Parkway 1999 Trust was formed as a Maryland business trust. VALIC owns 100% of the REIT's common equity.

ITEM 27. NUMBER OF CONTRACT OWNERS

     This is a new Contract, therefore there are no Owners of the Contracts.

ITEM 28. INDEMNIFICATION

     The Bylaws (Article VI - Section 1) of the Company provide that:

          The Corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, "Agent") against expenses (including attorneys, fees), judgments, fines, penalties, court costs and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement (whether with or without court approval), conviction or upon a plea of NOLO CONTENDERE or its equivalent, shall not, of itself, create a presumption that the Agent did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful. If several claims, issues or matters are involved, an Agent may be entitled to indemnification as to some matters even though he is not entitled as to other matters. Any director or officer of the Corporation serving in any capacity of another corporation, of which a majority of the shares entitled to vote in the election of its directors is held, directly or indirectly, by the Corporation, shall be deemed to be doing so at the request of the Corporation.

          Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted directors and officers or controlling persons of the Company pursuant to the foregoing, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 29. PRINCIPAL UNDERWRITERS

     (a) Not Applicable.


     (b) American General Distributors, Inc. ("Distributor") is the principal underwriter for the Contracts. The following persons are the officers and directors of Distributor.


NAME AND PRINCIPAL                                    POSITION AND OFFICES
BUSINESS ADDRESS*                                       WITH UNDERWRITER
------------------                                    --------------------
Bruce R. Abrams..........................   President and Chief Executive Officer
Cynthia A. Toles.........................   Secretary
Patrick E. Grady.........................   Treasurer and Chief Financial Officer
D. Lynne Walters.........................   Tax Officer
V. Keith Roberts.........................   Compliance Officer
Greg R. Seward...........................   Assistant Treasurer
Cheryl G. Hemley.........................   Assistant Secretary
James L. Gleaves.........................   Assistant Treasurer
Barbara G. Trygstad......................   Assistant Treasurer
Marylyn S. Zlotnick......................   Assistant Treasurer

     The principal business address is 2929 Allen Parkway, Houston, Texas 77019.

     (c) Not Applicable.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

     Persons maintaining physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder include Kent
W. Lamb, Vice President -- Financial Reporting of the Company, whose address is 2929 Allen Parkway, Houston, TX 77019.

ITEM 31. MANAGEMENT SERVICES

     Not Applicable.

ITEM 32. UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payments under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. American General Annuity Insurance Company ("Company"), hereby represents that the fees and charges deducted under the Contract described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

     Representations

     (1) The Company hereby represents that it is relying upon Investment Company Act Rule 6c-7. The Company further represents that paragraphs (a)-(d) of Rule 6c-7 have been complied with.

     (2) The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it has caused this Registration Statement to be signed on its behalf, in the City of Houston, and State of Texas on this 15th day of July, 1999.

                                            A.G. SEPARATE ACCOUNT A
                                            Registrant

                                            By: AMERICAN GENERAL ANNUITY
                                              INSURANCE COMPANY

                                            By:      /s/ JOHN A. GRAF
                                              ----------------------------------
                                              John A. Graf

                                            By: AMERICAN GENERAL ANNUITY
                                              INSURANCE COMPANY
                                              Depositor

                                            By:      /s/ JOHN A. GRAF
                                              ----------------------------------
                                              John A. Graf

     As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


                  /s/ JOHN A. GRAF                     President, Chief Executive         July 15, 1999
-----------------------------------------------------    Officer and Director
                    John A. Graf

                          *                            Chairman of the Board of           July 15, 1999
-----------------------------------------------------    Directors
                 Thomas L. West, Jr.

                 /s/ BRENT C. NELSON                   Senior Vice President,             July 15, 1999
-----------------------------------------------------    Controller and Principal
                   Brent C. Nelson                       Accounting Officer

                          *                            Senior Chairman of the Board of    July 15, 1999
-----------------------------------------------------    Directors
                    Jon P. Newton

                          *                            Director, Executive Vice           July 15, 1999
-----------------------------------------------------    President and Chief Financial
                   Kent E. Barrett                       Officer

                          *                            Executive Vice President --        July 15, 1999
-----------------------------------------------------    Marketing and Director
                   Bruce R. Abrams

                          *                            Executive Vice President -- Sales  July 15, 1999
-----------------------------------------------------    and Director
                    John E. Arant

                          *                            Executive Vice President --        July 15, 1999
-----------------------------------------------------    Operations and Director
                  Carl J. Santillo

                          *                            Director                           July 15, 1999
-----------------------------------------------------
                  Robert M. Devlin

              *By: /s/ CYNTHIA A. TOLES                                                   July 15, 1999
  ------------------------------------------------
                  Cynthia A. Toles
                  Attorney-in-Fact

                               INDEX TO EXHIBITS


                                       TO


                         PRE-EFFECTIVE AMENDMENT NO. 2


                                       TO


                                    FORM N-4


                                      FOR


                            A.G. SEPARATE ACCOUNT A


                                       OF


                   AMERICAN GENERAL ANNUITY INSURANCE COMPANY



EXHIBIT
NUMBER                               DESCRIPTION
-------                              -----------
   4         -- Individual Fixed and Variable Deferred Annuity
                Contract
   5         -- Application Form
   8(i)      -- Form of Participation Agreement between American General
                Annuity Insurance Company, American General Series
                Portfolio Company and The Variable Annuity Life Insurance
                Company
    (ii)     -- Form of Participation Agreement between American General
                Annuity Insurance Company, Banc One Investment Advisors,
                Corporation Nationwide Advisory Services, Inc. and
                Nationwide Investors Services, Inc.
    (iii)    -- Participation Agreement between American General Annuity
                Insurance Company, Van Kampen Life Investment Trust, Van
                Kampen Funds, Inc., and Van Kampen Asset Management Inc.
                dated February 25, 1999
    (iv)     -- Form of Amendment No. 1 to Participation Agreement
                between American General Annuity Insurance Company, Van
                Kampen Life Investment Trust, Van Kampen Funds, Inc., and
                Van Kampen Asset Management Inc.
    (v)      -- Participation Agreement between American General Annuity
                Insurance Company between AIM Variable Insurance Funds,
                Inc., A I M Distributors, Inc. and AGA Brokerage
                Services, Inc. dated November 23, 1998
    (vi)     -- Form of Amendment No. 1 to Participation Agreement
                between American General Annuity Insurance Company
                between AIM Variable Insurance Funds, Inc., A I M
                Distributors, Inc. and AGA Brokerage Services, Inc.
    (vii)    -- Participation Agreement between American General Annuity
                Insurance Company Oppenheimer Variable Account Funds, and
                Oppenheimer Funds, Inc. dated November 23, 1998
    (viii)   -- First Amendment to Participation Agreement between
                American General Annuity Insurance Company Oppenheimer
                Variable Account Funds, and Oppenheimer Funds, Inc. dated
                November 23, 1998
    (ix)     -- Form of Second Amendment to Participation Agreement
                between American General Annuity Insurance Company
                Oppenheimer Variable Account Funds, and Oppenheimer
                Funds, Inc.
    (x)      -- Participation Agreement between American General Annuity
                Insurance Company, Templeton Variable Products Series
                Fund and Franklin Templeton Distributors, Inc. dated
                November 23, 1998
    (xi)     -- Form of Amendment No. 1 to Participation Agreement
                between American General Annuity Insurance Company,
                Templeton Variable Products Series Fund and Franklin
                Templeton Distributors, Inc.
  10(i)      -- Consent of Independent Auditors
    (ii)     -- Consent of Independent Accountants
  13         -- Calculation of Performance Information